UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02039749

IMPACT ENERGY INC.

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Impact Energy Inc.
(Name of Subject Company)

Alberta, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

Impact Energy Inc.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Carter, Ledyard & Milburn
2 Wall Street, New York, New York 10005-2072
(212) 732-3200
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

June 14, 2002
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Home Jurisdiction Documents

The Offering Circular for Impact Energy Inc. ("Impact") dated June 14, 2002.

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your financial, legal or other professional advisor. No securities commission or similar authority in Canada or the United States of America has in any way passed upon the merits of the securities offered hereunder and any representation to the contrary is an offence.

June 14, 2002

Impact Energy Inc.

OFFER TO PURCHASE
All of the outstanding Common Shares
of

ENCOUNTER ENERGY INC.

for
0.78 of a Common Share of Impact Energy Inc.
for each Common Share of Encounter Energy Inc.

The Offer is by Impact Energy Inc. ("Impact") for all of the outstanding common shares ("Encounter Shares") of Encounter Energy Inc. ("Encounter"), including all Encounter Shares which may be issued on the exercise of outstanding options, warrants or other rights to purchase Encounter Shares. **The Offer is open for acceptance at any time prior to 6:00 p.m. (Calgary time) on July 22, 2002, unless withdrawn or extended.** The Offer may be withdrawn if, among other conditions, at the expiry of the Offer Period, certificates representing less than 66 2/3% (on a "diluted basis") of the outstanding Encounter Shares have been deposited under the Offer and not withdrawn.

THE BOARD OF DIRECTORS OF ENCOUNTER HAS ANNOUNCED THAT IT HAS UNANIMOUSLY RECOMMENDED THAT SHAREHOLDERS OF ENCOUNTER ACCEPT THE OFFER.

Holders of Encounter Shares who intend to accept the Offer should deposit their share certificates, together with the enclosed Letter of Acceptance, properly completed and executed in accordance with the instructions in the Letter of Acceptance, at any of the offices of Computershare Trust Company of Canada (the "Depository") listed in the Letter of Acceptance. Alternatively, holders of Encounter Shares may follow the procedure for guaranteed delivery set forth under Section 3 of the Offer, "Manner and Time of Acceptance - Procedure for Guaranteed Delivery". Persons whose Encounter Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their Encounter Shares. Questions and requests for assistance may be directed to FirstEnergy Capital Corp. (the "Soliciting Dealer") at the address listed below or the Depository at the addresses listed in this document. Additional copies of this document, the Letter of Acceptance and the Notice of Guaranteed Delivery are available from the Soliciting Dealer or the Depository at any of their respective offices set forth in the Letter of Acceptance.

THE SOLICITING DEALER FOR THE OFFER IS:

FirstEnergy CAPITAL CORP.

(cover page continued on the following page)

Certain holders of Encounter Shares have agreed to accept the Offer by depositing under the Offer an aggregate of 7,279,654 Encounter Shares, representing approximately 40.6% of the outstanding Encounter Shares. See "Agreements to Tender" in the Circular.

The common shares of Impact (the "Impact Shares") are listed on The Toronto Stock Exchange (the "TSX"). On May 31, 2002, the last trading day prior to the public announcement of the Offer, the closing price of the Impact Shares on the TSX was $1.60. The Encounter Shares are listed on the TSX. On May 31, 2002, the last trading day prior to the public announcement of the Offer, the closing price of the Encounter Shares on the TSX was $1.10.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER TO PURCHASE AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Offer is made for the securities of a Canadian corporation. The Offer is subject to the disclosure requirements of Canada which are different from those of the United States. The financial statements included or incorporated by reference herein have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards and thus may not be comparable to financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under United States securities laws since Impact is incorporated under the laws of the Province of Alberta and all of its officers and directors are residents of Canada. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a United States court's judgment.

You should be aware that Impact may purchase Encounter securities otherwise than under the Offer, such as in the open market or privately negotiated purchases, as permitted by applicable laws or regulations of Canada or its provinces or territories. You should be aware that a tender of Encounter Shares under the Offer by, or the acquisition by Impact of Encounter Shares from, a holder of Encounter Shares may have tax consequences both in the United States and Canada. Such consequences for holders of Encounter Shares who are resident in or citizens of the United States may not be fully described herein. Such holders of Encounter Shares are urged to consult their own tax advisors.

FORWARD LOOKING STATEMENTS

Certain statements contained in the Circular under "Purpose of the Offer and Plans for Encounter", in addition to certain statements contained elsewhere in or incorporated by reference into the Circular, including the financial statements included therein, are "forward looking statements" and are prospective. Such forward looking statements are subject to risks, uncertainties and other factors, certain of which are beyond Impact's control, including the impact of general economic conditions in Canada, industry conditions, including fluctuations in the price of oil and natural gas, royalties payable in respect of Impact's oil and gas production, governmental regulation of the oil and gas industry, including environmental regulation, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations with respect to the Offer and the final valuation thereof and the need to obtain required approvals from regulatory authorities. Impact's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, Impact will derive therefrom.

CURRENCY

All dollar references in the Offer and Circular are to Canadian dollars, unless otherwise indicated.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. Deposits will not be accepted from or on behalf of holders of Encounter Shares in any jurisdiction in which the acceptance of deposits would not be in compliance with the laws of such jurisdiction. However, Impact may, in its sole discretion, take such action as it may deem necessary to extend the Offer to holders of Encounter Shares in any such jurisdiction.

TABLE OF CONTENTS

GLOSSARY

In the Offer, the Circular, the Letter of Acceptance and the Notice of Guaranteed Delivery, the following terms shall have the following meanings:

"**ABCA**" means the *Business Corporations Act* (Alberta) and the regulations thereto, as the same may be amended from time to time;

"**Acquisition Agreement**" means the agreement between Impact and Encounter dated May 31, 2002, pursuant to which, among other things, Impact agreed to make the Offer;

"**Agreements to Tender**" means the separate agreements dated as of May 31, 2002 between Impact and the Tendering Shareholders pursuant to which the Tendering Shareholders have irrevocably agreed to deposit under the Offer and not withdraw an aggregate of 7,279,654 Encounter Shares, representing approximately 40.6% of the issued and outstanding Encounter Shares;

"**Arrangement**" means the plan of arrangement under the provisions of Section 186 of the ABCA among ARC Energy Trust, ARC Resources Ltd., Startech Energy Inc. and Impact which became effective on January 31, 2001 and by which Impact acquired the Impact Properties from Startech Energy Inc.;

"**Business Day**" means any day, other than a Saturday, Sunday or Canadian federal or Alberta provincial holiday, on which banks are open for business in the City of Calgary, in the Province of Alberta;

"**Circular**" means the offering circular of Impact that accompanies and forms part of the Offer and which is attached hereto;

"**Depositary**" means Computershare Trust Company of Canada at the offices specified in the Letter of Acceptance;

"**diluted basis**" means, with respect to the Encounter Shares, such number of outstanding Encounter Shares calculated at any time assuming that all outstanding options, warrants and other rights to purchase Encounter Shares are exercised;

"**Eligible Institution**" means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc., Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States;

"**Encounter**" means Encounter Energy Inc., a corporation amalgamated under the ABCA;

"**Encounter Shares**" means common shares in the capital of Encounter as constituted on the date hereof and includes, where the context so requires, all common shares issued on the exercise of currently outstanding rights, conversion privileges, options or warrants to acquire common shares in the capital of Encounter;

"**Expiry Date**" means July 22, 2002, unless the Offer is extended (pursuant to Section 6 of the Offer herein), in which event the Expiry Date shall mean the latest date on which the Offer as so extended expires;

"**Expiry Time**" means 6:00 p.m. (Calgary time) on the Expiry Date;

"**Impact**" means Impact Energy Inc., a corporation incorporated under the ABCA;

"**Impact AIF**" means the Revised Initial Annual Information Form of Impact dated April 4, 2002 for the year ended December 31, 2001;

"Impact Properties" means the oil and natural gas properties and exploration properties described in the Impact AIF under the sections entitled "Oil and Gas Operations – Principal Properties" and "Oil and Gas Operations – Other Properties", plus two non-material properties disposed of by Impact in early 2002, that were acquired by Impact from Startech Energy Inc. effective January 1, 2001 pursuant to the Arrangement and the Roll-In Agreement;

"Impact Shares" means common shares in the capital of Impact as constituted on the date hereof;

"Income Tax Act" means the *Income Tax Act* (Canada), as the same may be amended from time to time;

"Letter of Acceptance" means the letter of acceptance and transmittal for use in connection with the Offer in the form enclosed herewith which accompanies the Offer and which is incorporated into and forms part of the Offer;

"Minimum Condition" has the meaning ascribed thereto in subsection (a) of Section 4 of the Offer, "Conditions of the Offer";

"Notice of Guaranteed Delivery" means the notice of guaranteed delivery for use in connection with the Offer in the form enclosed herewith which accompanies the Offer and which is incorporated into and forms part of the Offer;

"Offer" means the offer to purchase all of the outstanding Encounter Shares made by Impact on the basis of 0.78 of an Impact Share for each Encounter Share;

"Offer Period" means the period commencing on June 14, 2002 and ending at the Expiry Time;

"Roll-in Agreement" means the agreement dated January 25, 2001 between Impact and Startech Energy Inc. pursuant to which Startech Energy Inc. transferred its interest in the Impact Properties to Impact effective January 1, 2001 as part of the transactions effected under the Arrangement;

"Soliciting Dealer" means FirstEnergy Capital Corp.;

"Subsequent Acquisition Transaction" has the meaning ascribed thereto under "Acquisition of Encounter Shares Not Deposited" in the Circular;

"subsidiary" has the meaning ascribed thereto in the *Securities Act* (Alberta);

"Tendering Shareholders" means those directors, senior officers and shareholders of Encounter who executed and delivered Agreements to Tender to Impact;

"TSX" means The Toronto Stock Exchange;

"United States" or **"U.S."** mean the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

"U.S. Securities Act" means the United States Securities Act of 1933, as amended.

In this Offer, the Circular and the Letter of Acceptance, references to **"dollars"** and **"$"** are to the currency of Canada and words importing the singular number only shall include the plural and vice versa and words importing the masculine gender shall include the feminine gender and vice versa.

DOCUMENTS CONCERNING IMPACT INCORPORATED BY REFERENCE

The documents of Impact listed below are incorporated by reference into and form part of the Circular. The documents are not incorporated by reference and do not form part of the Circular to the extent their contents are modified or superseded by a statement contained in the Offer or the Circular or in any subsequently filed document that is also incorporated by reference in the Circular.

(a) the Impact AIF;

(b) the material change report of Impact dated March 14, 2002 relating to the proposed private placement of 6,250,000 special warrants;

(c) the comparative interim financial statements of Impact for the quarter ended March 31, 2002;

(d) the comparative consolidated financial statements of Impact for the year ended December 31, 2001 and the auditor's report thereon;

(e) management's discussion and analysis for the year ended December 31, 2001 contained in Impact's annual report for the year ended December 31, 2001;

(f) the management proxy circular of Impact dated April 1, 2002 for Impact's annual and special meeting of shareholders held on May 23, 2002, excluding the sections entitled "Executive Compensation – Composition of the Compensation Committee", "Executive Compensation - Report to the Shareholders on Executive Compensation", "Executive Compensation - Performance" and "Statement of Corporate Governance Practices";

(g) that portion of pages 8 to 10 of the Short Form Prospectus of Impact dated May 7, 2002 under the heading "Risk Factors";

(h) pages 12 to 14 of the Short Form Prospectus of Impact dated May 7, 2002 containing a schedule of revenues and operating expenses for the Impact Properties for the years ended December 31, 1998, 1999 and 2000 and the auditor's report thereon; and

any material change report that is not confidential, any comparative interim financial statement or any information circular that may filed by Impact with securities commissions or similar authorities in Canada subsequent to June 14, 2002 and prior to the termination or expiry of the Offer.

Information has been incorporated by reference in the Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Impact at Suite 1400, 340 – 12th Avenue S.W., Calgary, Alberta, T2R 1L5, (403) 514-0030.

SUMMARY

The following is intended as a summary only and reference is made to the more detailed provisions and information contained in the attached Offer and the Circular.

The Offer

Impact hereby offers to purchase, on and subject to the terms and conditions hereinafter specified, all Encounter Shares presently outstanding and all Encounter Shares which may be issued on the exercise of outstanding options, warrants or other rights to purchase Encounter Shares. The Offer is for the purchase of each Encounter Share for 0.78 of an Impact Share.

THE BOARD OF DIRECTORS OF ENCOUNTER HAS ANNOUNCED THAT IT HAS UNANIMOUSLY RECOMMENDED THAT THE SHAREHOLDERS OF ENCOUNTER ACCEPT THE OFFER.

The Offer is made only for the Encounter Shares and is not made for any other options, warrants or other rights to purchase such securities. Any holder of such securities who wishes to accept the Offer should exercise the options, warrants or other rights in order to obtain certificates representing Encounter Shares and deposit the same in accordance with the Offer. Any such exercise must be done sufficiently in advance of the Expiry Time to assure the holders of any such options, warrants and other rights that they will have share certificates available for deposit before the Expiry Time or in sufficient time to comply with the procedures referred to in Section 3 of the Offer, "Manner and Time of Acceptance - Procedure for Guaranteed Delivery".

Time for Acceptance

The Offer is open for acceptance until 6:00 p.m. (Calgary time) on July 22, 2002, unless extended by Impact. See Section 3 of the Offer, "Manner and Time of Acceptance".

Impact

Impact is a public company incorporated under the ABCA. Impact engages in the exploration, acquisition, development and production of oil and natural gas reserves, primarily in the provinces of British Columbia, Alberta and Saskatchewan and the State of Montana. The Impact Shares are listed and posted for trading on the TSX under the trading symbol "IEY".

Purpose of the Offer

The purpose of the Offer is to enable Impact to acquire all of the Encounter Shares. See the section of the Circular entitled, "Purpose of the Offer and Plans for Encounter".

Acquisition of Encounter Shares Not Deposited

If Impact takes up and pays for the Encounter Shares validly deposited under the Offer, Impact will exercise its statutory rights, if available, to acquire all of the Encounter Shares not deposited under the Offer or will pursue some other means of acquiring such shares. See the section of the Circular entitled, "Acquisition of Encounter Shares Not Deposited".

Manner of Acceptance

Shareholders wishing to accept the Offer must properly complete and duly execute the Letter of Acceptance or a manually signed photocopy thereof and deposit it (together with certificates representing their Encounter Shares and all other documents required by the Letter of Acceptance), at or prior to the Expiry Time, at one of the offices of the Depositary specified in the Letter of Acceptance. **Shareholders whose Encounter Shares are registered in the name**

of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their Encounter Shares.

Shareholders are advised that use of the mail to transmit certificates representing their Encounter Shares and the Letter of Acceptance is at each holder's risk. Impact recommends that such certificates and documents be delivered by hand to the Depositary and a receipt therefor be obtained or that registered mail be used.

All signatures on the Letter of Acceptance, on certificates representing Encounter Shares and, if necessary, on the Notice of Guaranteed Delivery, must be guaranteed by an Eligible Institution, unless otherwise provided.

For detailed information as to the manner in which Shareholders may validly accept the Offer, see Section 3 of the Offer, "Manner and Time of Acceptance" and the Letter of Acceptance.

Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit Encounter Shares pursuant to the Offer and the certificates representing such shares are not immediately available or such holder cannot deliver the certificates and all other required documents to the Depositary at or prior to the Expiry Time, such shares may nevertheless be deposited pursuant to the Offer. See Section 3 of the Offer, "Manner and Time of Acceptance - Procedure for Guaranteed Delivery".

Acquisition Agreement

Pursuant to the Acquisition Agreement, Impact agreed to make the Offer and Encounter represented that its board of directors has unanimously endorsed the making of the Offer and would recommend that the holders of Encounter Shares accept the Offer. The recommendation of the board of directors of Encounter that the holders of Encounter Shares accept the Offer may be withdrawn or modified in certain circumstances. Encounter agreed, among other things and subject to certain conditions, not to solicit, initiate or encourage any transaction that would compete with or impede the Offer. See the section of the Circular entitled, "Acquisition Agreement".

Termination Fee

Provided Impact is not in default of its material obligations or representations or warranties under the Acquisition Agreement, the Acquisition Agreement provides that Encounter shall pay to Impact a fee equal to $500,000 if any of the following occur:

(a) the board of directors of Encounter fails to recommend that the shareholders of Encounter accept the Offer or the board of directors of Encounter withdraws or, in a manner materially adverse to the Offer, modifies or changes its recommendation to holders of Encounter Shares to accept the Offer, provided that such failure, modification or change is not due to a material misrepresentation made by Impact which would entitle Encounter to terminate the Acquisition Agreement;

(b) any shareholder who is a director or officer of Encounter and has entered into an Agreement to Tender fails to comply with the terms of such agreement, resulting in the Minimum Condition not being satisfied on the first day Impact may take-up Encounter Shares tendered pursuant to the Offer;

(c) any person, prior to the expiry of the Offer, takes-up and pays for Encounter Shares pursuant to a Take-Over Proposal (for this purpose, "Take-Over Proposal" means a bid or offer by any party other than Impact to acquire 20% or more of the outstanding Encounter Shares or any proposal, offer or agreement by or with any party other than Impact for a merger, consolidation, amalgamation, arrangement, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction or other business combination involving Encounter or any proposal, offer or agreement by or with any party other than Impact to acquire 25% or more of the assets of Encounter) at a price per share or for non-cash consideration having a value per share in excess of the amount offered by Impact (as determined in good faith by an independent investment dealer satisfactory to Impact, at Impact's cost);

(d) the Minimum Condition is not satisfied on the first day Impact may take-up Encounter Shares while a Take-Over Proposal is outstanding; or

(e) Encounter commits, in the sole judgment of Impact, acting reasonably, a material breach of its material covenants, agreements, representations and warranties in the Acquisition Agreement which makes it impossible or unlikely that a condition to making or completing the Offer will be satisfied.

Agreements to Tender

Pursuant to the Agreements to Tender, the Tendering Shareholders, who hold an aggregate of 7,279,654 Encounter Shares and 1,249,184 options to purchase Encounter Shares, have irrevocably agreed to accept the Offer and deposit such Encounter Shares held by them or acquired upon the exercise of options in accordance with the terms of the Offer and not withdraw such shares. The Agreements to Tender may be terminated by the Tendering Shareholders in certain circumstances, including if Impact has not taken up and paid for the Encounter Shares tendered under the Offer by 12:01 a.m. on the date following the date on which Impact is required to do so under the Acquisition Agreement.

Conditions

Impact may withdraw the Offer and not take up and pay for any Encounter Shares properly deposited hereunder unless Impact has determined that the conditions set forth in Section 4 of the Offer, "Conditions of the Offer", have been satisfied prior to the Expiry Time. The conditions include the Minimum Condition. The conditions are for the exclusive benefit of Impact and may be waived by it in whole or in part at its sole option at any time and from time to time, before the Expiry Time, without prejudice to any other rights which Impact may have.

Payment for Deposited Shares

Upon waiver or fulfilment of the conditions of the Offer, Impact may take up and pay for Encounter Shares properly deposited and not withdrawn at the Expiry Time or forthwith after the expiration of any withdrawal period if the Offer is changed or varied so as to give rise to withdrawal rights. If the conditions have been fulfilled or waived at the Expiry Time, Impact will promptly take up Encounter Shares validly deposited under the Offer and, in any event, not later than 10 days from the Expiry Date. Impact will promptly pay for any Encounter Shares taken up, and in any event not later than 3 business days after taking up such Encounter Shares. Any Encounter Shares deposited pursuant to the Offer after the first date on which Encounter Shares have been taken up by Impact will be promptly taken up and paid for, but in any event within 10 days of such deposit. See Section 5 of the Offer, "Payment for Deposited Shares".

Rights to Withdraw

All deposits of Encounter Shares pursuant to the Offer are irrevocable except as provided in Section 8 of the Offer, "Rights to Withdraw".

Holders of Encounter Shares Not Resident in Canada

The Offer is not being made to, nor will deposits be accepted from or on behalf of, holders of Encounter Shares in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Impact may, in its sole discretion, take such action as it may deem necessary to extend the Offer to holders of Encounter Shares in any such jurisdiction. See Section 7 of the Offer, "Holders of Encounter Shares Not Resident in Canada".

Canadian Federal Income Tax Considerations

Holders of Encounter Share receiving Impact Shares in exchange for their Encounter Shares may choose whether they wish to recognize a capital gain or loss in respect of the disposition. A Subsequent Acquisition Transaction may give rise to either a taxable event or tax deferred exchange of Encounter Shares depending upon the form of the transaction and the consideration offered. See the section of the Circular entitled "Canadian Federal Income Tax Considerations".

Holders of Encounter Shares who are not resident in Canada who accept the Offer will generally not be subject to tax in Canada if their Encounter Shares are not taxable Canadian property. See the section of the Circular entitled "Canadian Federal Income Tax Considerations – Holders of Encounters Shares Not Resident in Canada".

Financial Advisor and Soliciting Dealer

FirstEnergy Capital Corp. has been retained to act as financial advisor to Impact in connection with the Offer. FirstEnergy Capital Corp. has also been retained to act as the Soliciting Dealer in connection with the Offer and to solicit acceptances of the Offer. See the section of the Circular entitled, "Offer for Encounter Shares - Financial Advisor and Soliciting Dealer".

Depositary

Impact has engaged Computershare Trust Company of Canada as the Depositary under the Offer. The Depositary will receive deposits of certificates in respect of Encounter Shares and accompanying Letters of Transmittal under the Offer at its offices in Calgary and Toronto. In addition, the Depositary will receive Notices of Guaranteed Delivery deposited under the Offer at its office in Toronto. The duties of the Depositary also include assisting in making settlement under the Offer and for the giving of certain notices, if required.

No brokerage fees or commissions will be payable by any holder of Encounter Shares who deposits Encounter Shares directly with the Depositary or who uses the services of the Soliciting Dealer to accept the Offer.

Holders of Encounter Shares should contact the Soliciting Dealer, the Depositary or a broker or dealer for assistance in accepting the Offer and in depositing Encounter Shares with the Depositary.

Selected Pro Forma Financial Information

The following tables set out certain financial and operational information for Impact and Encounter and pro forma consolidated financial and operational information for Impact after giving effect to the proposed acquisition of Encounter and certain other adjustments. The information concerning Encounter has been taken from, or based upon, public sources. **The following information should be read in conjunction with the Unaudited Pro Forma Consolidated Financial Statements of Impact set forth in the Circular under the heading "Pro Forma Consolidated Financial Statements".**

	Impact	Encounter	Impact Pro Forma Consolidated
	(For the year ended December 31, 2001) (audited)	(For the year ended December 31, 2001) (audited)	(For the year ended December 31, 2001) (unaudited)
	($ thousands, except per share amounts)		
Oil and gas sales	4,611	9,942	10,130
Net earnings	668	1,796	2,107
Per share (basic)	0.02	0.10	0.03
Per share (diluted)	0.02	0.10	0.03
Funds from operations	1,794	6,348	4,973
Per share (basic)	0.04	0.36	0.08
Per share (diluted)	0.04	0.35	0.08

	Impact	Encounter	Impact Pro Forma Consolidated
	(As at or for the three months ended March 31, 2002) (unaudited)	(As at or for the three months ended March 31, 2002) (unaudited)	(As at or for three months ended March 31, 2002) (unaudited)
	($ thousands, except per share amounts)		
Oil and gas sales	2,483	549	3,032
Net earnings	285	(258)	155
Per share (basic)	0.01	(0.01)	0.00
Per share (diluted)	0.01	(0.01)	0.00
Funds from operations	1,077	92	1,160
Per share (basic)	0.02	0.01	0.02
Per share (diluted)	0.02	0.01	0.02
Total assets	54,592	23,347	82,029
Shareholders' equity	35,784	17,785	56,384

Notes:

(1) See the pro forma consolidated financial statements attached at page F-1 hereof for complete pro forma financial information. The information provided above is qualified in its entirety by the contents of those pro forma consolidated financial statements.

Selected Pro Forma Operational Information

	Impact (unaudited)	Encounter[1] (unaudited)	Combined (unaudited)
Undeveloped Landholdings			
(Thousands of Net acres, as at December 31, 2001)			
Canada	73.8	34.0	107.8
United States	27.3	-	27.3
Total	101.1	34.0	135.1
Proven and Probable Reserves[2]			
(before royalties)			
Crude oil and NGLs (mbbls)	2,110	365	2,475
Natural gas (mmcf)	51,400	4,990	56,390
Production			
(before royalties, three months ended March 31, 2002)			
Crude oil and NGLs (bbls/d)	271	80	351
Natural gas (mmcfd)	5.4	1.1	6.5

Notes:

(1) The information concerning Encounter has been taken from, or based upon, public sources.

(2) The proven and probable reserve values for Impact and Encounter are as at January 1, 2002.

OFFER

June 14, 2002

TO: THE HOLDERS OF ENCOUNTER SHARES

1. The Offer

Impact hereby offers to purchase, on and subject to the terms and conditions hereinafter specified, all Encounter Shares presently outstanding and all Encounter Shares which may be issued on the exercise of outstanding options, warrants or other rights to purchase Encounter Shares. The Offer is for the purchase of each Encounter Share for 0.78 of an Impact Share.

THE BOARD OF DIRECTORS OF ENCOUNTER HAS ANNOUNCED THAT IT HAS UNANIMOUSLY RECOMMENDED THAT THE SHAREHOLDERS OF ENCOUNTER ACCEPT THE OFFER.

The Offer is made only for the Encounter Shares and is not made for any other options, warrants or other rights to purchase such securities. Any holder of such securities who wishes to accept the Offer should exercise the options, warrants or other rights in order to obtain certificates representing Encounter Shares and deposit the same in accordance with the Offer. Any such exercise must be done sufficiently in advance of the Expiry Time to assure the holders of any such options, warrants and other rights that they will have share certificates available for deposit before the Expiry Time or in sufficient time to comply with the procedures referred to in Section 3 of the Offer, "Manner and Time of Acceptance - Procedure for Guaranteed Delivery".

No fractional Impact Shares will be issued. Any holder of Encounter Shares who would otherwise be entitled to receive a fractional Impact Share will be entitled to receive that number of Impact Shares after the fraction of a Impact Share is rounded up or down to the nearest whole number of Impact Shares.

The accompanying Circular, Letter of Acceptance and the Notice of Guaranteed Delivery are incorporated into and form part of the Offer and contain important information which should be read carefully before making a decision with respect to the Offer.

The Offer is subject to certain conditions as detailed in Section 4 of the Offer, "Conditions of the Offer". If such conditions are met, Impact will take up and pay for the Encounter Shares duly deposited and not withdrawn under the Offer in accordance with the terms hereof. All of the terms and conditions of the Offer may be waived or modified (subject to applicable law) by Impact, without prejudice to any other right which Impact may have, by notice in writing delivered to the Depositary at its principal office in Calgary, Alberta.

The Impact Shares issuable pursuant to the Offer are not registered under the laws of any foreign jurisdiction, including the United States. The Offer is not being made to, nor will deposits be accepted from or on behalf of, holders of Encounter Shares in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Impact may, in its sole discretion, take such action as it may deem necessary to extend the Offer to holders of Encounter Shares in any such jurisdiction. See Section 7 of the Offer, "Holders of Encounter Shares Not Resident in Canada".

2. Definitions

Certain terms used in this Offer, the Circular, the Letter of Acceptance and the Notice of Guaranteed Delivery are defined in the Glossary.

3. Manner and Time of Acceptance

To accept the Offer, certificates representing the Encounter Shares, together with a properly completed and duly executed Letter of Acceptance or a manually signed photocopy thereof and all other documents required by the Letter of Acceptance, must be received at or prior to the Expiry Time by the Depositary at one of the offices listed in the Letter of Acceptance.

All signatures on the Letter of Acceptance, on certificates representing the Encounter Shares and, if necessary, on the Notice of Guaranteed Delivery, must be medallion guaranteed by an Eligible Institution, unless otherwise provided.

In lieu of depositing certificates representing the Encounter Shares with the Depositary, such certificates may be deposited in compliance with the *Procedure for Guaranteed Delivery* set forth below at or prior to the Expiry Time.

If a Letter of Acceptance is signed by a person other than the registered holder of the Encounter Shares deposited therewith, the certificate must be endorsed or accompanied by appropriate security transfer or stock power of attorney duly and properly completed by the registered holder. **The signature on such certificate, transfer or power of attorney must be medallion guaranteed by an Eligible Institution.**

The deposit of the Encounter Shares pursuant to any of the procedures described above will constitute a binding agreement between the depositing holder of Encounter Shares and Impact upon the terms and subject to the conditions of the Offer.

Procedure for Guaranteed Delivery

If a holder of Encounter Shares wishes to deposit Encounter Shares pursuant to the Offer and the certificates representing such Encounter Shares are not immediately available or such holder cannot deliver the certificates and all other required documents to the Depositary at or prior to the Expiry Time, such Encounter Shares may nevertheless be deposited pursuant to the Offer provided that all of the following conditions are met:

(a) such deposit is made by or through an Eligible Institution;

(b) a properly completed and duly executed Notice of Guaranteed Delivery, in the form enclosed with this document or a manually signed photocopy thereof, is received by the Depositary at its office in Toronto listed in the Notice of Guaranteed Delivery; and

(c) the certificates representing deposited Encounter Shares, in proper form for transfer, together with a properly completed and duly executed Letter of Acceptance or a manually signed photocopy thereof covering such Encounter Shares and any other documents required by such Letter of Acceptance, are received by the Depositary at its office in Toronto listed in the Notice of Guaranteed Delivery prior to 4:30 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Date.

The Notice of Guaranteed Delivery must be delivered by hand or transmitted by facsimile transmission or mailed to the Depositary **and must include a signature medallion guaranteed by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.**

General

In all cases, payment for Encounter Shares deposited and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates representing the Encounter Shares and a properly completed and duly executed Letter of Acceptance or a manually signed photocopy thereof covering such shares.

The method of delivery of certificates representing the Encounter Shares, the Letter of Acceptance and all other required documents is at the option and risk of the depositing holder of Encounter Shares. Impact recommends that such certificates and documents be delivered by hand to the Depositary and a receipt be obtained. If such certificates or documents are mailed, Impact recommends that registered mail, return receipt or acknowledgement of receipt requested, be used and that proper insurance be obtained.

Holders of Encounter Shares registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact the nominee for assistance in depositing Encounter Shares.

The execution by a holder of Encounter Shares of a Letter of Acceptance irrevocably appoints Impact as the true and lawful agent, attorney and attorney-in-fact of such holder with respect to the Encounter Shares deposited therewith and purchased by Impact (the "Purchased Securities") and with respect to any dividends, stock dividends, securities, rights, warrants, payments, assets or other interest or distribution (collectively, as used in this paragraph, "Other Securities") issued, transferred or distributed on or in respect of the Purchased Securities on or after the date of the Offer, effective from the date that Impact purchases the Purchased Securities (the "Effective Date"), with full power of substitution, in the name and on behalf of such holder, to register or record, transfer and enter the transfer of Purchased Securities and any Other Securities on the books of Encounter and to exercise any and all of the rights of such holder in respect of the Purchased Securities and any Other Securities including, without limitation, the right to vote, execute and deliver any and all instruments of proxy, authorizations or consents in respect of any or all of the Purchased Securities and Other Securities, revoke any such instruments, authorizations or consents given on or prior to or after the Effective Date and designate in any such instruments of proxy any person or persons as the proxy or the proxy nominee or nominees of the holder thereof, all as set forth in the Letter of Acceptance. Further, a holder of Encounter Shares who executes the Letter of Acceptance, unless otherwise agreed to by Impact, agrees, among other things, from and after the Effective Date:

(i) not to vote any of the Purchased Securities or Other Securities at any meeting (whether annual, special or otherwise) of holders of Purchased Securities or Other Securities;

(ii) not to exercise any other rights or privileges attached to any Purchased Securities or Other Securities; and

(iii) to execute and deliver to Impact any and all instruments of proxy, authorizations or consents in respect of any or all of the Purchased Securities or Other Securities and to designate in any such instruments of proxy the person or persons specified by Impact as the proxy or proxy nominee or nominees of the holder thereof.

At the Effective Date, all prior proxies given by the holder of such Purchased Securities with respect thereto and to such Other Securities shall be revoked and no subsequent proxies may be given by such holder with respect thereto. A holder of Encounter Shares who executes a Letter of Acceptance covenants to execute, upon request, any additional documents necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities and any Other Securities to Impact and acknowledges that all authority therein conferred or agreed to be conferred shall survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, personal representatives, successors and assigns of the holder.

The deposit of Encounter Shares pursuant to the procedures herein will constitute a binding agreement between the depositing holder of Encounter Shares and Impact upon the terms and subject to the conditions of the Offer including the depositing holder's representation and warranty that:

(i) such person has full power and authority to deposit, sell, assign and transfer the Encounter Shares and any Other Securities being deposited;

(ii) such Shareholder owns the Encounter Shares and any Other Securities within the meaning of the applicable securities laws;

(iii) the deposit of such Encounter Shares and any Other Securities complies with applicable securities laws; and

(iv) when such Encounter Shares and any Other Securities are taken up and paid for by Impact, Impact will acquire good title thereto free and clear of all liens, restrictions, charges, encumbrances, claims and equities.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance of Encounter Shares deposited pursuant to the Offer will be determined by Impact in its sole discretion and depositing holders of Encounter Shares agree that such determination shall be final and binding. Impact reserves the absolute right to reject any and all deposits which it determines not to be in a proper form or which, in the opinion of its counsel, may be unlawful to accept under the laws of any applicable jurisdiction. Impact reserves the right to waive any defect or irregularity in the deposit of any Encounter Shares. Impact's interpretation of the terms and conditions of the Offer will be final and binding.

There shall be no obligation on Impact, the Soliciting Dealer or the Depositary to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give any such notice.

4. Conditions of the Offer

Impact reserves the right to withdraw or terminate the Offer and not take up and pay for, or extend the period of time during which the Offer is open and postpone taking up and paying for, any Encounter Shares tendered to the Offer unless all of the following conditions are satisfied or waived by Impact prior to the Expiry Time:

(a) prior to the Expiry Date and at the time Impact first takes up and pays for Encounter Shares under the Offer, there shall have been validly deposited under the Offer and not withdrawn at least 66 2/3% of the outstanding Encounter Shares (calculated on a fully diluted basis) other than those owned at the date of the Offer by Impact, its associates or affiliates (as defined in the *Business Corporations Act* (Alberta));

(b) all other government and regulatory approvals, orders, rulings, exemptions and consents (including, without limitation, those of any stock exchanges or other securities or regulatory authorities) which, in the sole judgment of Impact, acting reasonably, are necessary or desirable shall have been obtained on terms and conditions satisfactory to Impact in its sole judgment, acting reasonably, and shall be in full force and effect, and any and all other applicable waiting periods under any competition, merger control or similar laws, regulation or other governmental authority having jurisdiction over Encounter, Impact, the Offer or any other transaction contemplated by the Offer with respect to any such matters shall have expired or been terminated in respect of such transactions and no objection or opposition shall have been filed, initiated or made during any applicable statutory or regulatory period;

(c) no act, action, suit or proceeding shall have been threatened or taken before or by any domestic or foreign court or tribunal or governmental agency or other regulatory authority or administrative agency or commission by any elected or appointed public official or by a private person (including, without limitation, any individual, body corporate, partnership, syndicate or other form of unincorporated entity) in Canada or elsewhere, whether or not having the force of law, and no law, regulation or policy shall have been proposed, enacted, promulgated or applied, whether or not having the force of law:

    (i) which, in the sole judgment of Impact, acting reasonably, has the effect or may have the effect to cease trade, enjoin, prohibit or impose material limitations, damages or conditions on the purchase by, or the sale to, Impact of the Encounter Shares or the right of Impact to own or exercise full rights of ownership of the Encounter Shares or the ability of Impact to complete a compulsory acquisition or subsequent acquisition transaction; or

(ii) which, if the Offer was consummated, would materially and adversely affect Encounter or Impact or Impact's ability to effect or to complete a compulsory acquisition or a subsequent acquisition transaction;

(d) Impact shall have determined in its sole judgment, acting reasonably, that there shall not exist any prohibition at law against Impact making the Offer or taking up and paying for all of the Encounter Shares tendered to the Offer or completing any compulsory acquisition or any subsequent acquisition transaction;

(e) Impact shall in its sole judgment, acting reasonably, be satisfied that all outstanding stock options and other securities convertible or exchangeable into shares of Encounter shall either have been exercised or terminated pursuant to this Agreement on a basis acceptable to Impact in its sole judgment, acting reasonably, prior to expiry of the Offer;

(f) Impact shall have determined in its sole judgment, acting reasonably, that, other than as permitted in the Acquisition Agreement, none of Encounter nor its directors or officers has taken or proposed to take any action, or publicly disclosed that it intends to take any action, and Impact shall not have otherwise learned of any previous action taken by Encounter which had not been publicly disclosed prior to the announcement by Impact of its intention to make the Offer, that would be materially adverse to the business of Encounter or the value of the Encounter Shares to Impact including, without limiting the generality of the foregoing, any action with respect to any agreement, proposal, offer or understanding relating to any material sale, disposition or other dealing with any of the assets of Encounter, any issue of shares, options or other securities of Encounter to any person, any material acquisition from a third party of assets or securities by Encounter or any material capital expenditure by Encounter not in the ordinary course of business;

(g) there shall not have occurred (and there shall not have been publicly disclosed, and Impact shall not have otherwise learned of, if previously not publicly disclosed) any change (or any condition, event or development involving a prospective change) not publicly disclosed prior to the announcement of the Offer in the business, operations, assets, capitalization, financial condition or liabilities, whether contractual or otherwise, of Encounter which, in the sole judgment of Impact, acting reasonably, is materially adverse to the business of Encounter or to the value of the Encounter Shares to Impact (other than a materially adverse change resulting from a change in the price of petroleum and natural gas prices);

(h) Impact shall have determined in its sole judgment, acting reasonably, that: (i) no material right, franchise or license of Encounter has been or may be materially impaired (which impairment has not been cured or waived) or otherwise materially adversely affected, whether as a result of the making of the Offer, the taking up and paying for Encounter Shares deposited under the Offer or otherwise which might make it inadvisable for Impact to proceed with the Offer and/or with the taking up and paying for the Encounter Shares under the Offer (other than a materially adverse change resulting from a change in the price of petroleum and natural gas prices), and (ii) no covenant, term or condition of any material instruments or agreements of Encounter exists which might make it inadvisable for Impact to proceed with the Offer and/or with the taking up and paying for the Encounter Shares under the Offer and/or completing a compulsory acquisition or subsequent acquisition transaction (including without limitation, any default, acceleration or other material adverse event that may ensue as a result of Impact taking up and paying for the Encounter Shares tendered to the Offer and/or completing a compulsory acquisition or subsequent acquisition transaction);

(i) there shall not have occurred any actual or threatened change (including any proposal by the Minister of Finance (Canada) to amend the *Income Tax Act* (Canada) or any announcement, governmental or regulatory initiative, condition, event or development involving a change or a prospective change) that, in the sole judgment of Impact, acting reasonably, directly or indirectly, has or may have material adverse significance with respect to the current or anticipated business or operations of any of Impact or Encounter and their respective subsidiaries or entities in which either of them has a material interest or with respect to the regulatory regime applicable to their respective business and operations or with respect to completing a compulsory acquisition or any subsequent acquisition transaction or with respect to any potential integration of Encounter with Impact or any subsidiary, associate or affiliate of Impact or any reorganization of Encounter or Impact in connection with any such potential integration;

(j) Encounter shall not have breached any material covenant, agreement, or representation or warranty contained in the Acquisition Agreement in any material respect; and

(k) the Tendering Shareholders shall not be in default, in any material respect, of any of their obligations under the Agreements to Tender, the representations and warranties made by the Tendering Shareholders in the Agreements to Tender shall be true in all material respects as of the first date of the take up and payment for the Encounter Shares under the Offer and the Agreements to Tender shall not have been otherwise terminated.

The foregoing conditions are for the exclusive benefit of Impact and may be waived by Impact in whole or in part at its sole option at any time and from time to time before the Expiry Time, without prejudice to any other rights Impact may have.

Any waiver of a condition or the withdrawal of the Offer shall be effective upon oral or written notice by Impact to that effect to the Depositary at its principal office in Calgary, Alberta. Impact shall, forthwith after giving any such notice, make a public announcement of such waiver or withdrawal and cause the Depositary as soon as practicable thereafter to notify holders of Encounter Shares in the manner set forth in Section 10 of the Offer and shall provide a copy of the aforementioned notice to the Soliciting Dealer and the TSX. If the Offer is withdrawn, Impact shall not be obligated to take up and pay for any Encounter Shares deposited under the Offer and the Depositary will promptly return all certificates for deposited Encounter Shares and the Letters of Acceptance to the persons by whom they were deposited.

5. Payment for Deposited Shares

Upon waiver or fulfilment of the conditions of the Offer, Impact may take up and pay for Encounter Shares properly deposited and not withdrawn commencing at the Expiry Time or forthwith after the expiration of any withdrawal period if the Offer is changed or varied so as to give rise to withdrawal rights. If the conditions have been fulfilled or waived at the Expiry Time, Impact will promptly take up Encounter Shares validly deposited under the Offer and, in any event, not later than 10 days from the Expiry Date. Impact will promptly pay for any Encounter Shares taken up, and in any event not later than 3 business days after taking up such Encounter Shares. Any Encounter Shares deposited pursuant to the Offer after the first date on which Encounter Shares have been taken up by Impact will be promptly taken up and paid for, but in any event within 10 days of such deposit. Impact will not take up and pay for any Encounter Shares deposited under the Offer unless it simultaneously takes up and pays for all Encounter Shares then validly deposited under the Offer. Impact will be deemed to have taken up and accepted for payment Encounter Shares validly deposited and not withdrawn pursuant to the Offer if, as and when Impact gives written notice or other communication confirmed in writing to the Depositary at its principal office in Calgary, Alberta of its acceptance for payment of such Encounter Shares pursuant to the Offer.

Subject to applicable law, Impact expressly reserves the right in its sole discretion to delay taking up or paying for any Encounter Shares or to terminate the Offer and not take up or pay for any Encounter Shares if any condition specified in Section 4 of the Offer, "Conditions of the Offer", is not fulfilled or waived by Impact. Impact also expressly reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for Impact Shares in order to comply, in whole or in part, with any applicable law, including, without limitation, such period of time as may be necessary to obtain any necessary regulatory approval.

Impact will pay for the Encounter Shares acquired by it pursuant to the Offer by providing the Depositary with sufficient Impact Shares for transmittal to holders of Encounter Shares whose Encounter Shares are acquired. The Depositary will act as the agent of persons who have deposited Encounter Shares in acceptance of the Offer for the purposes of receiving payment from Impact and transmitting payment to such persons.

Settlement with holders of Encounter Shares whose Encounter Shares are acquired will be effected by the Depositary by forwarding to each such holder a certificate for the Impact Shares issuable pursuant to the Offer. Unless otherwise directed in the Letter of Acceptance, the certificate representing Impact Shares will be issued in the name of the registered holder of the Encounter Shares so deposited.

The Impact Shares issuable pursuant to the Offer are not registered under the laws of any foreign jurisdiction. The Offer is not being made to, nor will deposits be accepted from or on behalf of, holders of Encounter Shares in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Impact may, in its sole discretion, take such action as it may deem necessary to extend the Offer to holders of Encounter Shares in any such jurisdiction. See Section 7 of the Offer, "Holders of Encounter Shares Not Resident in Canada".

No fractional Impact Shares will be issued. Any holder of Encounter Shares who would otherwise be entitled to receive a fractional Impact Share will be entitled to receive that number of Impact Shares after the fraction of a Impact Share is rounded up or down to the nearest whole number of Impact Shares. If a holder of Encounter Shares deposits more than one certificate for Encounter Shares which are taken up by Impact, the number of Impact Shares issuable to such holder will be computed on the basis of the aggregate number of Encounter Shares deposited by such holder.

Unless the person who deposits the Encounter Shares instructs the Depositary to hold the Impact Shares for pick-up by checking the appropriate box in the Letter of Acceptance, Impact Shares will be forwarded by first class mail to such person at the address specified in the Letter of Acceptance. If no address is therein specified, the Impact Shares will be forwarded to the address of the holder as shown on the register of holders of Encounter Shares maintained by Encounter.

If any deposited Encounter Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Encounter Shares than are deposited pursuant to the Offer, certificates for unpurchased Encounter Shares will be returned, without expense, to the depositing holder promptly following the Expiry Date or Impact's withdrawal and termination of the Offer.

If Impact is delayed in its purchase of or payment for the Encounter Shares or is unable to purchase or pay for such Encounter Shares for any reason, then, without prejudice to Impact's rights hereunder, deposited Encounter Shares may be retained by the Depositary on behalf of Impact and may not be withdrawn except to the extent that tendering holders of Encounter Shares are entitled to withdrawal rights as set forth in Section 8 of this Offer, "Rights to Withdraw", or pursuant to any applicable law or the Agreements to Tender. The reservation by Impact of the right to delay the purchase of or payment for the Encounter Shares is limited by the securities laws of certain jurisdictions.

Under no circumstances will interest accrue or be paid by Impact or the Depositary to persons depositing Encounter Shares on the purchase price of the Encounter Shares regardless of any delay in such payment.

Certificates for Impact Shares which are mailed in accordance with this section shall be deemed to have been delivered at the time of delivery to the post office. In the event of an interruption of mail services, certificates will be made available in accordance with Section 9 of this Offer, "Mail Service Interruption".

6. Extension and Variation of the Offer

Unless extended, the Offer is open for acceptance at the places of deposit set forth in the Letter of Acceptance until 6:00 p.m. (Calgary time) on July 22, 2002.

Impact may, from time to time during the Offer Period (or otherwise as permitted by law) vary certain terms of the Offer. Any such variation of the Offer or extension of the Expiry Time may be made by Impact giving notice to the Depositary at its principal office in Calgary, Alberta. Upon the delivery of such notice, the Expiry Time and Expiry Date shall be deemed to be extended to the time and date specified in such notice or the Offer shall be deemed to be varied in the manner described therein, as the case may be. Impact will, as soon as practicable after giving any such notice, and in any event no later than 9:00 a.m. (Calgary time) on the first Business Day following the previously scheduled Expiry Date, make a public announcement of the extension or variation. In addition, Impact will provide a copy of such notice to the Soliciting Dealer and the TSX and will cause the Depositary to mail a copy of any such notice to holders of Encounter Shares as required by applicable laws.

Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Calgary, Alberta.

Applicable securities legislation provides that the Offer may not be extended by Impact where all the terms and conditions of the Offer have been complied with or waived by Impact, unless Impact first takes up and pays for all the Encounter Shares deposited under the Offer and not withdrawn.

If there is a variation in the terms of the Offer or a change in the information contained in the Offer and Circular which is within the control of Impact and which would reasonably be expected to affect the decision of a holder of Encounter Shares to accept or reject the Offer, the period during which the Encounter Shares may be deposited pursuant to the Offer shall not expire before 10 days after the notice of variation has been delivered, unless otherwise permitted by applicable law. An extension of the Expiry Date or a variation of the Offer shall not constitute a waiver by Impact of any of its rights under Section 4 of this Offer. If the consideration being offered for the Encounter Shares is increased by Impact, the increased consideration will be paid to all Shareholders whose Encounter Shares are taken up pursuant to the Offer, whether or not such shares were taken up by Impact before the variation.

7. Holders of Encounter Shares Not Resident in Canada

The Impact Shares issuable pursuant to the Offer will not be registered for sale under the laws of any foreign jurisdiction, including the United States. Impact will issue shares pursuant to the Offer to holders of Encounter Shares resident in the United States in reliance on the exemption from the registration requirement under the U.S. Securities Act provided by Rule 802 promulgated thereunder. **Residents of the United States who receive Impact Shares pursuant to the Offer are cautioned that those securities may be subject to resale restrictions under federal and state securities laws in the United States. Residents of the United States should contact their lawyer or other professional advisor to ensure that they comply with those restrictions. Residents of the United States should also carefully read and consider the "Notice to Shareholders in the United States" provided at the front of this document. Neither the Securities and Exchange Commission nor any state securities authority have approved or disapproved the securities to be issued pursuant to this Offer or have determined if this Offer and accompanying Circular are truthful or complete.**

The Offer is not being made to, nor will deposits be accepted from or on behalf of, holders of Encounter Shares in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Impact may, in its sole discretion, take such action as it may deem necessary to extend the Offer to holders of Encounter Shares in any such jurisdiction.

8. Rights to Withdraw

Except for the Tendering Shareholders who have executed Agreements to Tender (See the section of the Circular entitled "Agreements to Tender"), all deposits of Encounter Shares pursuant to the Offer are irrevocable, provided that any Encounter Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing holder at any time before the Encounter Shares are taken up by Impact.

In addition, if:

(a) there is a variation of the terms of the Offer before the Expiry Time, including any extension of the period during which the Encounter Shares may be deposited hereunder, but excluding, unless otherwise required by applicable law, a variation consisting solely of an increase in the consideration offered where the time for deposit is not extended for more than 10 days after the notice of variation has been delivered; or

(b) at or before the Expiry Time or after the Expiry Time but not before the expiry of all rights of withdrawal in respect of the Offer, a change occurs in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a holder of Encounter Shares to accept or reject the Offer (unless such change is not within the control of Impact or of any affiliate of Impact , except, to the extent required by applicable law, where it is a change in a material fact relating to the Impact Shares),

any Encounter Shares deposited under the Offer and not taken up and paid for by Impact at such time may be withdrawn by or on behalf of the holder thereof at the place of deposit at any time until the expiration of 10 days after the date upon which a notice of such variation or change is mailed, delivered or otherwise communicated, subject to abridgement of that period pursuant to such order or orders as may be granted by Canadian courts or securities regulatory authorities.

In addition, if the Encounter Shares deposited under the Offer are not paid for within 3 Business Days of being taken up, those Encounter Shares may be withdrawn.

Withdrawal of deposited Encounter Shares must be effected by notice of withdrawal which must be made by or on behalf of the holder by whom or on whose behalf such Encounter Shares were deposited and must be received by the Depositary at the office at which such Encounter Shares were deposited. Any such notice of withdrawal must:

(a) be made by a method, including telegraphic communications, that provides the Depositary with a written or printed copy;

(b) be signed by or on behalf of the person who signed the Letter of Acceptance accompanying the Encounter Shares which are being withdrawn;

(c) specify such person's name, the number of Encounter Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the Encounter Shares to be withdrawn; and

(d) be actually received by the Depositary within the time specified above.

Any signature on a notice of withdrawal must be medallion guaranteed by an Eligible Institution in the same manner as in the Letter of Transmittal (as described in the instructions set out in such letter), except in the case of Encounter Shares deposited for the account of an Eligible Institution. The withdrawal shall take effect upon receipt of the written notice by the Depositary.

None of Impact, the Depositary, the Soliciting Dealer or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal nor shall they incur any liability for failure to give such notification.

In addition to the foregoing rights of withdrawal, holders of Encounter Shares in certain provinces of Canada are entitled to statutory rights of rescission in certain circumstances. See the section of the Circular entitled "Statutory Rights".

All questions as to the validity (including the time of receipt) and form of notices of withdrawal shall be determined by Impact in its sole discretion and such determination shall be final and binding. See Section 3 of the Offer, "Manner and Time of Acceptance - General".

9. Mail Service Interruption

Notwithstanding the provisions of the Offer or the Letter of Acceptance, certificates for Impact Shares in payment for the Encounter Shares purchased pursuant to the Offer and certificates for any Encounter Shares or other relevant documents to be returned will not be mailed if Impact determines that delivery by mail may be delayed, until such time as Impact has determined that delivery by mail will no longer be delayed. Persons entitled to share certificates or documents which are not mailed for the foregoing reason may take delivery thereof at the offices of the Depositary at which the Encounter Shares in respect of which the certificate for Impact Shares is being issued were deposited. Notwithstanding Section 5 of this Offer, share certificates or documents not mailed for the foregoing reason will be conclusively deemed to have been delivered on the first day upon which they are available for delivery to the depositing holders of the Encounter Shares at the appropriate office of the Depositary. Notice of any determination regarding mail service delay or interruption made by Impact shall be given in accordance with Section 10 of this Offer.

10. Notice and Delivery

Without limiting any other lawful means of giving notice, any notice which Impact or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given to holders of Encounter Shares if:

(a) it is mailed by first class mail postage prepaid to the registered holders of the Encounter Shares at their respective addresses appearing in the registers for such Encounter Shares maintained by Encounter and will be deemed to have been received on the first Business Day following mailing; or

(b) it is given in such other manner as may be permitted by applicable law.

These provisions apply notwithstanding any accidental omission to give notice to any one or more holders of Encounter Shares and notwithstanding any interruption of mail service following mailing. In the event of any interruption of mail service following mailing, Impact intends to make reasonable efforts to disseminate the notice by other means such as publication. In the event that post offices in Canada are not open for the deposit of mail, any notice which Impact or the Depositary may give or cause to be given under this Offer, except as otherwise provided, will be deemed to have been properly given and to have been received by the holders of Encounter Shares, as the case may be, if:

(a) it is given to the TSX for dissemination through its facilities;

(b) if it is published once in the nationally circulated edition of *The Globe and Mail*; and

(c) it is given to Canada Newswire Ltd. for distribution by way of press release.

Wherever the Offer calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been physically received at one of the addresses noted for the Depositary as set forth in the Letter of Acceptance.

11. Market Purchases and Sales of Encounter Shares

Impact has no present intention of acquiring beneficial ownership of Encounter Shares while this Offer is outstanding other than pursuant to this Offer. However, Impact reserves the right to, and may, acquire Encounter Shares by making purchases through the facilities of the TSX, subject to applicable law, at any time and from time to time during the Offer Period. Impact will not make any purchases of Encounter Shares through the facilities of the TSX until the third clear trading day following the date of the Offer. The aggregate number of Encounter Shares acquired by Impact through the facilities of the TSX during the Offer Period shall not exceed 5% of the outstanding Encounter Shares as of the date of the Offer. If Impact should purchase Encounter Shares in the market, the Encounter Shares so purchased shall be counted in determining whether the Minimum Condition has been fulfilled.

Although Impact has no present intention to sell the Encounter Shares acquired under the Offer, it reserves the right to make or enter into any arrangement, commitment or understanding at or prior to the Expiry Time to sell the Encounter Shares taken up under the Offer after the Expiry Time.

12. Acquisition of Encounter Shares Not Deposited

If Impact takes up and pays for Encounter Shares deposited under the Offer, Impact intends to seek to acquire, directly or indirectly, all of the remaining Encounter Shares not deposited under the Offer by compulsory acquisition or a Subsequent Acquisition Transaction. Impact will cause the Encounter Shares acquired under the Offer to be voted in favour of a Subsequent Acquisition Transaction and, to the extent permitted by law, to be counted as part of any minority approval that may be required in connection with such a transaction. If the Minimum Condition is satisfied, Impact anticipates that it will own sufficient Encounter Shares to effect such a Subsequent Acquisition Transaction. See "Acquisition of Encounter Shares Not Deposited" in the Circular.

13. Return of Securities

Any deposited Encounter Shares not taken up and paid for by Impact for any reason, or if certificates are submitted for more Encounter Shares than are deposited, certificates for Encounter Shares not deposited, will be returned at Impact's expense by either sending new certificates representing securities not purchased or returning the deposited certificates (and other relevant documents). The certificates (and other relevant documents) will be forwarded by first class insured mail in the name of and to the address of the depositing holder of Encounter Shares in the Letter of Acceptance, or if such name and address is not so specified, in such name and to such address as shown on the registers maintained by Encounter as soon as practicable following the Expiry Time or withdrawal or termination of the Offer.

14. Dividends and Distributions

If, on or after June 14, 2002, Encounter should split, combine or otherwise change any of the Encounter Shares or its capitalization, or shall disclose that it has taken or intends to take any such action, Impact may, in its sole discretion, make such adjustments as it considers appropriate to the purchase price and other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amounts payable therefor) to reflect such split, combination or other change.

Encounter Shares acquired pursuant to the Offer shall be transferred by the holder thereof and acquired by Impact free and clear of all liens, restrictions, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom including the right to any and all dividends, distributions, payments, securities, rights, assets or other interests which may be declared, paid, issued, distributed, made or transferred on or in respect of the Encounter Shares on or after June 14, 2002. If Encounter should declare or pay any cash dividend, stock dividend or make any other distribution on or issue any rights with respect to any of the Encounter Shares which is or are payable or distributable to the holders of Encounter Shares of record on a record date which is prior to the date of transfer into the name of Impact or its nominees or transferees on the registers maintained by Encounter of such Encounter Shares following acceptance thereof for purchase pursuant to the Offer, then the whole of any such dividend, distribution or right will be received and held by the depositing holder of Encounter Shares for the account of Impact and shall be promptly remitted and transferred by the depositing holder to the Depositary for the account of Impact, accompanied by appropriate documentation of transfer. Pending such remittance, Impact will be entitled to all rights and privileges as the owner of any such dividend, distribution or right, and may withhold the entire consideration payable by Impact pursuant to the Offer or deduct from the consideration payable by Impact pursuant to the Offer the amount or value thereof, as determined by Impact in its sole discretion.

15. Other Terms of the Offer

Impact reserves the right to transfer to one or more affiliated companies the right to purchase all or any portion of the Encounter Shares deposited pursuant to the Offer, but any such transfer will not relieve Impact of its obligations under the Offer and will in no way prejudice the rights of the persons depositing the Encounter Shares to receive payment for the Encounter Shares validly deposited and accepted for payment pursuant to the Offer.

No broker, dealer or other person has been authorized to give any information or to make any representation on behalf of Impact other than as contained in the Offer, and, if any such information or representation is given or made, it must not be relied upon as having been authorized. No broker, dealer or other person shall be deemed to be the agent of Impact, the Depositary or the Soliciting Dealer for the purposes of the Offer. In any jurisdiction in which this Offer is required to be made by a licensed broker or dealer, this Offer shall be made on behalf of Impact by brokers or dealers licensed under the laws of such jurisdiction.

Impact shall, in its sole discretion, be entitled to make a final and binding determination on all questions relating to the interpretation of the Offer, the Circular, the Letter of Acceptance and the Notice of Guaranteed Delivery, the validity of any acceptance of the Offer, and the validity of any withdrawals of Encounter Shares.

The Offer is not being made (nor will deposits be accepted from or on behalf of) holders of Encounter Shares residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. Impact may, in its sole discretion, take such action as it may deem necessary to make an offer in any such jurisdiction and extend such offer to holders of Encounter Shares in any such jurisdiction.

The Offer and all contracts resulting from the acceptance of the Offer shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

Dated at the City of Calgary, in the Province of Alberta, this 14th day of June, 2002.

IMPACT ENERGY INC.

By: (signed) Peter N. Bannister
President

CIRCULAR

This Circular accompanies the Offer to purchase all of the issued and outstanding Encounter Shares. The terms, conditions and provisions of the accompanying Offer, the Letter of Acceptance and the Notice of Guaranteed Delivery are incorporated into and form part of the Circular. Terms that are defined in the Offer shall, where used in this Circular, have the meanings so defined.

Except as specifically disclosed herein, the information concerning Encounter contained in the Circular has been supplied by Encounter or has been taken from or based upon publicly available documents and records on file with Canadian securities regulatory authorities and other public sources. Although Impact has no knowledge that would indicate that any statements contained herein taken from or based on such documents and records are untrue or incomplete, Impact does not assume any responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by Encounter to disclose publicly events or facts that may have occurred or may affect the significance or accuracy of any such information but which are unknown to Impact.

Pursuant to the provisions of the securities laws of various provinces of Canada, the directors of Encounter must send a circular to all holders of Encounter Shares in connection with the Offer, which circular, together with other information, must disclose any material changes in the affairs of Encounter subsequent to the date of the most recent published financial statements of Encounter.

PURPOSE OF THE OFFER AND PLANS FOR ENCOUNTER

The purpose of the Offer is to enable Impact to acquire, directly or indirectly, all of the outstanding Encounter Shares, including such Encounter Shares which may be issued upon the exercise of outstanding options to acquire Encounter Shares and any other rights to acquire Encounter Shares.

If Impact takes up and pays for Encounter Shares deposited under the Offer, Impact intends to seek to acquire, directly or indirectly, all of the remaining Encounter Shares not deposited under the Offer by a compulsory acquisition pursuant to the procedures contained in Part 16 of the ABCA or a Subsequent Acquisition Transaction. Impact will cause the Encounter Shares acquired under the Offer to be voted in favour of such a Subsequent Acquisition Transaction and, to the extent permitted by law, to be counted as part of any minority approval that may be required in connection with such a transaction. If the Minimum Condition is satisfied, Impact believes that it will own sufficient Encounter Shares to effect such a transaction. See "Acquisition of Encounter Shares Not Deposited".

If Encounter becomes a wholly-owned subsidiary of Impact, Impact may continue to operate Encounter as a wholly-owned subsidiary or Encounter may be amalgamated with or wound-up into Impact or an affiliate of Impact.

REASONS FOR THE OFFER

Impact believes that the successful completion of the Offer would result in several benefits to the holders of Encounter Shares and to Impact and Encounter as a combined entity. These benefits include:

(a) participation in a larger enterprise, with strong management and financing and a diversified and promising asset base;

(b) complementary property fit between Impact and Encounter, as well as increased financial flexibility through Encounter's cash position, allowing for expansion of activity on the combined entity's significant natural gas opportunity base; and

(c) enhanced operational efficiencies.

ACQUISITION AGREEMENT

Impact and Encounter entered into the Acquisition Agreement on May 31, 2002. A summary of certain of the material terms of the Acquisition Agreement is set out below. The summary provided below is qualified in its entirety by the provisions of the Acquisition Agreement.

Pursuant to the Acquisition Agreement, Impact agreed to make the Offer and Encounter represented that its board of directors has unanimously endorsed the making of the Offer and would recommend that the holders of Encounter Shares accept the Offer. The board of directors of Encounter may withdraw, modify or change any recommendation regarding the Offer if, in the opinion of the board of directors of Encounter, acting reasonably and upon advice of counsel, such withdrawal, modification or change is required in discharge of the fiduciary duties of the board of directors of Encounter in respect to the consideration and response to a Encounter Acquisition Proposal (as defined below). Encounter also agreed that it would conduct its business in the ordinary course until the termination of the Acquisition Agreement.

In addition to the above, Encounter agreed that, among other things, it would not solicit, initiate or encourage any inquiry or the making of any proposal to Encounter or its shareholders from any person which constitutes or may reasonably be expected to lead to (i) an issuance by Encounter or an acquisition from its shareholders of any securities of Encounter; (ii) any acquisition of any amount of assets of Encounter other than in the ordinary course of business; (iii) an amalgamation, arrangement, merger, or consolidation of Encounter; (iv) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction involving Encounter; or (v) any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by the Acquisition Agreement or the Offer or which would or could reasonably be expected to materially reduce the benefits to Impact under the Acquisition Agreement or the Offer (any such inquiry or proposal in respect of the foregoing being an "Encounter Acquisition Proposal"). Encounter further agreed not to enter into any discussions or negotiations concerning an Encounter Acquisition Proposal, furnish information to any party with respect to Encounter or an Encounter Acquisition Proposal other than in the ordinary course of business or otherwise co-operate with, assist, participate in, facilitate or encourage any effort of any person to do or seek to do any of the foregoing. Finally, Encounter agreed not to waive or otherwise forbear (except in respect of non-material matters) in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits of Encounter under confidential information agreements, including, without limitation, any "standstill provisions" thereunder.

Notwithstanding any of the above, the Acquisition Agreement provides that Encounter may engage in discussions or negotiations with a third party who has made an Encounter Acquisition Proposal in certain circumstances if certain conditions are met and Encounter's board of directors has concluded in good faith, after considering applicable law and receiving the written advice of outside counsel, that such action is necessary for the board of directors to act in a manner consistent with its fiduciary duties under applicable law. Prior to furnishing such information to or entering into such discussions or negotiations, Encounter must provide prompt notice to Impact.

Encounter must immediately notify Impact verbally and in writing of any inquiries, offers or proposals with respect to any Encounter Acquisition Proposal, keep Impact informed of the status and details of any such inquiry, offer or proposal and answer Impact's questions with respect thereto and give Impact two business days' notice of any agreement to be entered into with, or any information to be supplied to, any person making such inquiry, offer or proposal.

Encounter has covenanted in the Acquisition Agreement that it will give not less than 48 hours notice to Impact of any action to be taken by the board of directors of Encounter to withdraw, modify or change any recommendation regarding the Offer or to enter into any agreement to implement a Encounter Acquisition Proposal, and to provide Impact the right, during such 48 hours, to agree with Encounter to amend the Offer to provide for consideration to be paid by Impact per Encounter Share pursuant to the Offer equal to or greater than the value per Encounter Share provided in the Encounter Acquisition Proposal.

TERMINATION FEE

Provided Impact is not in default of its material obligations or representations or warranties under the Acquisition Agreement, the Acquisition Agreement provides that Encounter shall pay to Impact a fee equal to $500,000 if any of the following occur:

(a) the board of directors of Encounter fails to recommend that the shareholders of Encounter accept the Offer or the board of directors of Encounter withdraws or, in a manner materially adverse to the Offer, modifies or changes its recommendation to holders of Encounter Shares to accept the Offer, provided that such failure, modification or change is not due to a material misrepresentation made by Impact which would entitle Encounter to terminate the Acquisition Agreement;

(b) any shareholder who is a director or officer of Encounter and has entered into an Agreement to Tender fails to comply with the terms of such agreement, resulting in the Minimum Condition not being satisfied on the first day Impact may take-up Encounter Shares tendered pursuant to the Offer;

(c) any person, prior to the expiry of the Offer, takes-up and pays for Encounter Shares pursuant to a Take-Over Proposal (for this purpose, "Take-Over Proposal" means a bid or offer by any party other than Impact to acquire 20% or more of the outstanding Encounter Shares or any proposal, offer or agreement by or with any party other than Impact for a merger, consolidation, amalgamation, arrangement, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction or other business combination involving Encounter or any proposal, offer or agreement by or with any party other than Impact to acquire 25% or more of the assets of Encounter) at a price per share or for non-cash consideration having a value per share in excess of the amount offered by Impact (as determined in good faith by an independent investment dealer satisfactory to Impact, at Impact's cost);

(d) the Minimum Condition is not satisfied on the first day Impact may take-up Encounter Shares while a Take-Over Proposal is outstanding; or

(e) Encounter commits, in the sole judgment of Impact, acting reasonably, a material breach of its material covenants, agreements, representations and warranties in the Acquisition Agreement which makes it impossible or unlikely that a condition to making or completing the Offer will be satisfied.

AGREEMENTS TO TENDER

Pursuant to the Agreements to Tender, the Tendering Shareholders, who hold an aggregate of 7,279,654 Encounter Shares and 1,249,184 options to purchase Encounter Shares, have irrevocably agreed to accept the Offer and deposit such Encounter Shares held by them or acquired upon the exercise of options to purchase Encounter Shares in accordance with the terms of the Offer and not withdraw such shares. The Agreements to Tender may be terminated by the Tendering Shareholders in certain circumstances, including if Impact has not taken up and paid for the Encounter Shares tendered under the Offer by 12:01 a.m. on the date following the date on which Impact is required to do so under the Acquisition Agreement.

IMPACT ENERGY INC.

Impact is a Calgary based corporation incorporated under the ABCA. Impact engages in the exploration, acquisition, development and production of oil and natural gas reserves, primarily in the provinces of British Columbia, Alberta and Saskatchewan and the State of Montana. The Impact AIF contains a detailed description of the business, operations and properties of Impact.

Impact owns all of the outstanding securities of Startech Energy Corp., a corporation incorporated pursuant to the laws of the State of Montana.

Impact's head office is located at Suite 1400, 340 – 12th Avenue S.W., Calgary, Alberta, T2R 1L5 and its registered office is located at 10th Floor, 425 – 1st Street S.W., Calgary, Alberta, T2P 3L8.

Significant Acquisitions

Impact acquired the Impact Properties and all of the outstanding shares of Startech Energy Corp. pursuant to the Arrangement and the Roll-in Agreement. The Arrangement was completed effective January 31, 2001. Impact had not carried on any active business operations and did not own any assets prior to the completion of the Arrangement. The Impact AIF contains a description of the acquisitions made by Impact under the Arrangement under the heading "Development of the Business of Impact - Significant Acquisitions During 2001". Historical information concerning the Impact Properties is provided in the schedule of revenues and operating expenses for the Impact Properties for the years ended December 31, 1998, 1999 and 2000 found at pages 12 to 14 of the Short Form Prospectus of Impact dated May 7, 2002 and incorporated by reference herein. The following table summarizes the historical production from the Impact Properties, before deduction of royalties, during the periods indicated.

	Years Ended December 31		
	2000	**1999**	**1998**
Crude Oil and NGL (bbls/d)	190	193	173
Natural Gas (mcf/d)	680	640	800
Equivalent (boe/d)	258	257	253

Impact Shares

Impact is authorized to issue an unlimited number of Impact Shares. Holders of Impact Shares are entitled to one vote per share at meetings of shareholders of the Impact, to receive dividends if, as and when declared by the board of directors and to receive *pro rata* the remaining property and assets of the Impact upon its dissolution or winding-up, subject to the rights of shares having priority over the Impact Shares.

Impact is also authorized to issue an unlimited number of Series 1 Preferred Shares without nominal or par value. Holders of Series 1 Preferred Shares are not entitled to vote at meetings of shareholders of Impact. Holders of Series 1 Preferred Shares are entitled to receive dividends if, as and when declared by the board or directors. The Series 1 Preferred Shares are redeemable and retractable. In the event of a liquidation, dissolution or winding-up of Impact, holders of the Series 1 Preferred Shares are entitled to receive, in priority to the holders of Impact Shares, an amount equal to the redemption amount of the Series 1 Preferred Shares. The holders of Series 1 Preferred Shares are not entitled to share any further in a distribution of the profits, property or assets of Impact. There are no Series 1 Preferred Shares outstanding.

The Impact Shares have been listed and posted for trading on the TSX under the trading symbol "IEY" since February 5, 2001. The following table sets forth the reported high and low sale prices and the trading volumes for the Impact Shares for the periods indicated as reported by sources Impact believes to be reliable.

Period	Price Range ($) High	Low	Trading Volume
2001			
June	1.15	0.83	3,263,499
July	1.04	0.85	2,863,221
August	1.24	1.01	1,442,348
September	1.35	1.01	1,426,481
October	1.70	1.28	3,336,674
November	1.75	1.40	1,660,702
December	1.69	1.30	3,376,585
2002			
January	1.67	1.35	1,156,742
February	1.90	1.51	1,814,401
March	1.80	1.45	6,185,027
April	1.87	1.41	1,835,475
May	1.67	1.48	2,959,767
June 1st to 12th	1.60	1.45	612,202

On May 31, 2002, the last trading day prior to the public announcement of the Offer, the closing price of the Impact Shares on the TSX was at $1.60.

Capitalization of Impact

The following table sets forth the capitalization of Impact as at December 31, 2001 and as at March 31, 2002, before and after giving effect to the issue of Impact Shares pursuant to the Offer.

	Authorized	Outstanding as at December 31, 2001 (Audited)	Outstanding as at March 31, 2002 After Giving Effect to the Offer (Unaudited)
Debt:			
Bank Loan(1)	$20,000,000	Nil	$19,095
Share Capital:			
Common Shares(2)	Unlimited	$ 25,210,271 (50,942,630 shares)	$ 55,431,000(4) (71,542,454 shares)
Series 1 Preferred Shares	Unlimited	Nil	Nil

Notes:

(1) The bank loan provides for Canadian dollar borrowings from a Canadian chartered bank. Interest is charged at the bank's prime rate plus a premium that is based on the Corporation's total debt to cash flow ratio. Security for indebtedness under the bank loan includes a general security agreement and a demand debenture which grants a floating charge on all of the present and after-acquired property of the Corporation.

(2) As at June 14, 2002, there were 3,556,000 Common Shares reserved for issuance pursuant to the exercise of stock options granted under the Corporation's stock option plan.

(3) As at December 31, 2001, retained earnings were $668,409, future income tax liability was $3,278,000 and the provision for future site restoration was $168,008.

(4) Assumes that the Offer is accepted by all holders of Encounter Shares and that an aggregate of 14,349,824 Impact Shares are issued in exchange for all of the issued and outstanding Encounter Shares (calculated on a diluted basis with respect to "in the money" options to acquire Encounter Shares).

Promoters

Peter Bannister and Paul Colborne may be considered to be the promoters of Impact as they took the initiative in founding and organizing the Corporation. Mr. Bannister is the President and a director of Impact. Mr. Colborne is a director of Impact. Mr. Bannister holds 878,399 Impact Shares. Mr. Colborne holds 724,466 Impact Shares. Mr. Bannister and Mr. Colborne collectively hold approximately 2.8% of the outstanding Impact Shares.

Directors and Officers

The Impact AIF provides details concerning the directors and officers of Impact under the heading ("Directors and Officers"). One of the directors of Impact, John Clark, is also a director and officer of Marketvision Direct, Inc. The Alberta Securities Commission issued a cease trade order against the securities of Marketvision Direct, Inc. on December 21, 2001 for failure to file annual financial statements for the year ended June 30, 2001 and interim financial statements for the quarter ended September 30, 2001. The Alberta Securities Commission revoked the cease trade order on February 1, 2002 after Marketvision Direct, Inc. filed the required financial statements.

Risk Factors

An investment in Impact Shares would be subject to various risk factors. In considering the Offer, holders of Encounter Shares should have reference to the risk factors outlined at pages 8 to 10 of the Short Form Prospectus of Impact dated May 7, 2002, which risk factors are incorporated by reference herein.

Auditors, Registrar and Transfer Agent

The auditors of Impact are KPMG LLP, Chartered Accountants, 1200, 205 – 5th Avenue S.W., Calgary, Alberta, T2P 4B9. Computershare Trust Company of Canada, at its principal offices in Calgary, Alberta and Toronto, Ontario is the registrar and transfer agent for the Impact Shares.

ENCOUNTER ENERGY INC.

Encounter is a Calgary based oil and gas company amalgamated under the ABCA. Encounter is engaged in the exploration, development and production of oil and natural gas in west central Alberta and northeastern British Columbia.

The head office of Encounter is located at Suite 2150, 520 5th Avenue S.W., Calgary, Alberta, T2P 3R7 and the registered office of Encounter is located at Suite 2300, 530 – 8th Avenue S.W., Calgary, Alberta, T2P 3S8.

Encounter Shares

Encounter is authorized to issue an unlimited number of Encounter Shares. As at June 14, 2002, there were 17,916,033 Encounter Shares and 1,449,184 options to acquire Encounter Shares outstanding.

Recommendation of the Board of Directors of Encounter

Impact has been advised by Encounter, and Encounter has confirmed in the Acquisition Agreement, that its board of directors has agreed to recommend that holders of Encounter Shares accept the offer. Encounter has further advised Impact that its financial advisor, Griffiths McBurney & Partners, will provide an opinion that the Offer is fair, from a financial point of view, to the holders of Encounter Shares. See the Directors' Circular of Encounter which accompanies the Offer.

Dividend Record of Encounter

Based on publicly available information, Impact believes that during the two years preceding the date of the Offer, Encounter has not paid a dividend in respect of the Encounter Shares.

Price Range and Trading Volume of Encounter Shares

The Encounter Shares are listed on the TSX under the trading symbol "ENC". The market price range and the volume of trading of the Encounter Shares on the TSX during the periods indicated preceding the date of the Offer as reported in stock exchange publications and other sources believed reliable have been as follows:

	Price Range ($)		
Period	High	Low	Trading Volume
2001			
June	1.44	1.20	798,602
July	1.30	1.10	433,233
August	1.30	1.15	466,233
September	1.25	1.00	210,210
October	1.27	0.86	259,894
November	1.10	0.80	298,100
December	1.20	0.90	300,274
2002			
January	1.20	0.94	92,633
February	1.05	0.95	296,578
March	1.00	0.80	2,637,277
April	0.97	0.90	448,664
May	1.15	0.96	1,022,284
June 1st to 12th	1.16	1.08	750,528

On May 31, 2002, the last trading day prior to the public announcement of the Offer, the closing price of the Encounter Shares on the TSX was at $1.10.

Effect of the Offer on Market and Listing

The purchase of Encounter Shares by Impact pursuant to the Offer will reduce the number of such shares that might otherwise trade publicly and will reduce the number of holders of such shares and could adversely affect the liquidity and market value of the remaining Encounter Shares held by the public. If the number and distribution of publicly held Encounter Shares no longer meets with the criteria for continued listing on the TSX, it is anticipated that application will be made by Impact to delist the Encounter Shares. If the Encounter Shares are delisted it is possible that such shares would be traded or quoted in the over-the-counter market. The extent of the public market for the Encounter Shares and the availability of such quotations would, however, depend upon the number of holders of Encounter Shares remaining at such time, the interest in maintaining a market in such shares on the part of brokerage houses and other factors.

After the purchase of the Encounter Shares under the Offer, Encounter may cease to be subject to the public reporting and proxy solicitation requirements of the ABCA and the securities laws of certain provinces of Canada. Furthermore, it may be possible for Encounter to request the elimination of the public reporting requirements in any province having an insignificant number of resident holders of Encounter Shares.

If Impact succeeds in acquiring all of the Encounter Shares pursuant to the Offer or through any rights of compulsory acquisition or pursuant to a Subsequent Acquisition Transaction, the Encounter Shares will be delisted and Encounter will, subject to regulatory approval, cease to be a "reporting issuer" for the purposes of Canadian securities legislation.

PRO FORMA COMBINED INFORMATION

Pro Forma Financial Information

The following tables set out certain financial and operational information for Impact and Encounter and pro forma consolidated financial and operational information for Impact after giving effect to the proposed acquisition of Encounter and certain other adjustments. The information concerning Encounter has been taken from, or based upon, public sources. **The following information should be read in conjunction with the Unaudited Pro Forma Consolidated Financial Statements of Impact set forth in the Circular under the heading "Pro Forma Consolidated Financial Statements".**

	Impact	Encounter	Impact Pro Forma Consolidated
	(For the year ended December 31, 2001) (audited)	(For the year ended December 31, 2001) (audited)	(For the year ended December 31, 2001) (unaudited)
	($ thousands, except per share amounts)		
Oil and gas sales	4,611	9,942	10,130
Net earnings	668	1,796	2,107
Per share (basic)	0.02	0.10	0.03
Per share (diluted)	0.02	0.10	0.03
Funds from operations	1,794	6,348	4,973
Per share (basic)	0.04	0.36	0.08
Per share (diluted)	0.04	0.35	0.08

	Impact	Encounter	Impact Pro Forma Consolidated
	(As at or for the three months ended March 31, 2002) (unaudited)	(As at or for the three months ended March 31, 2002) (unaudited)	(As at or for three months ended March 31, 2002) (unaudited)
	($ thousands, except per share amounts)		
Oil and gas sales	2,483	549	3,032
Net earnings	285	(258)	155
Per share (basic)	0.01	(0.01)	0.00
Per share (diluted)	0.01	(0.01)	0.00
Funds from operations	1,077	92	1,160
Per share (basic)	0.02	0.01	0.02
Per share (diluted)	0.02	0.01	0.02
Total assets	54,592	23,347	82,029
Shareholders' equity	35,784	17,785	56,384

Notes:

(1) See the pro forma consolidated financial statements attached at page F-1 hereof for complete pro forma financial information. The information provided above is qualified in its entirety by the contents of those pro forma consolidated financial statements.

Selected Pro Forma Operational Information

	Impact (unaudited)	**Encounter**[1] (unaudited)	**Combined** (unaudited)
Undeveloped Landholdings			
(Thousands of Net acres, as at December 31, 2001)			
Canada	73.8	34.0	107.8
United States	27.3	-	27.3
Total	101.1	34.0	135.1
Proven and Probable Reserves[2]			
(before royalties)			
Crude oil and NGLs (mbbls)	2,110	365	2,475
Natural gas (mmcf)	51,400	4,990	56,390
Production			
(before royalties, three months ended March 31, 2002)			
Crude oil and NGLs (bbls/d)	271	80	351
Natural gas (mmcfd)	5.4	1.1	6.5

Notes:

(1) The information concerning Encounter has been taken from, or based upon, public sources.

(2) The proven and probable reserve values for Impact and Encounter are as at January 1, 2002.

Ownership of Encounter Shares

Impact does not beneficially own, directly or indirectly, or control or exercise discretion over, or have the right to acquire, any securities of Encounter. To the best of Impact's knowledge, after reasonable inquiry, no director or senior officer of Impact beneficially owns, directly or indirectly, or controls or exercises direction over, or has the right to acquire, any securities of Encounter. To the knowledge of Impact after reasonable inquiry, no securities of Encounter are beneficially owned by, nor is control or direction over any securities of Encounter exercised by, any person or company acting jointly or in concert with Impact, any associate of any director or senior officer of Impact or by any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of Impact.

Trading in Encounter Shares

To the best of Impact's knowledge, after reasonable inquiry, no Encounter Shares have been traded during the six month period preceding the date of the Offer by Impact or any person holding more than 10% of any class of securities of Impact, the directors or senior officers of Impact, any associate or affiliate of any of the foregoing or by any person or company acting jointly or in concert with Impact.

Commitments to Acquire Securities of Encounter

To the knowledge of Impact, and except with respect to the Acquisition Agreement and the Agreements to Tender, no securities of Encounter are subject to any commitments to acquire made by Impact or any person holding more than 10% of any class of securities of Impact, the directors or senior officers of Impact, any associate or affiliate of any of the foregoing or by any person or company acting jointly or in concert with Impact.

Arrangements, Agreements or Understandings

Other than as provided in the Acquisition Agreement and the Tender Agreements, there are no contracts, arrangements or agreements made or proposed to be made between Impact and any of the directors or officers of Encounter and no payments or other benefits are proposed to be made or given by Impact by way of compensation for loss of office or as compensation to such directors or officers remaining in or retiring from office if the Offer is successful. The Acquisition Agreement provides for the allocation by Encounter, upon the making of the Offer, of $335,000 to be held in trust by the solicitors for Encounter to be paid against the severance of certain employees of Encounter in the event that the Offer is successful.

There are no contracts, arrangements or understandings, formal or informal, between Impact and any holder of Encounter Shares with respect to the Offer or between Impact and any person or company with respect to any securities of Encounter in relation to the Offer except for the Acquisition Agreement, the Tender Agreements and as described herein.

There are no business relationships between Impact, its associates or affiliates and Encounter that are material to any of them with the exception of the Acquisition Agreement and the Tender Agreements.

Material Changes in the Affairs of Encounter and Other Information

Except for the Offer and as set forth herein, Impact has no information, as of the date hereof, which indicates that any material change has occurred in the affairs, financial position or prospects of Encounter since March 31, 2002, the date of Encounter's last published financial statements.

Impact has no knowledge of any other matter that has not previously been generally disclosed but which would reasonably be expected to affect a decision of a holder of Encounter Shares to accept or reject the Offer.

EXPENSES OF THE OFFER

The expenses relating to the Offer, including depositary, solicitation, financial advisor, printing, and legal expenses, are estimated at $600,000 and will be paid by Impact.

ACQUISITION OF ENCOUNTER SHARES NOT DEPOSITED

The purpose of the Offer is to enable Impact to acquire all of the outstanding Encounter Shares. If Impact takes up and pays for Encounter Shares under the Offer, Impact intends to utilize the compulsory acquisition provisions of the ABCA, if available, to acquire the remaining Encounter Shares or, if necessary, to acquire such remaining Encounter Shares pursuant to a Subsequent Acquisition Transaction, as discussed below.

Compulsory Acquisition

If, by the Expiry Time or within 120 days after the date of the Offer, whichever period is shorter, the Offer is accepted by the holders of not less than 90% of the Encounter Shares (calculated on a diluted basis) other than Encounter Shares held at the date of the Offer by or on behalf of Impact or it's affiliates and associates, and Impact acquires such deposited Encounter Shares, then Impact is entitled to acquire, pursuant to the provisions of Part 16 of the ABCA, the remainder of the Encounter Shares held by each holder of Encounter Shares who did not accept the Offer (a "Dissenting Offeree") (which definition includes any person who subsequently acquires any of such shares), on the same terms, including price, as the Encounter Shares that were acquired under the Offer (a "compulsory acquisition").

To exercise this statutory right, Impact must give notice (the "Offeror's Notice") to the Dissenting Offerees of such proposed acquisition on or before the earlier of 60 days from the Expiry Time and 180 days from the date of the Offer. Within 20 days of the giving of the Offeror's Notice, Impact must pay or transfer to Encounter the amount of money or other consideration Impact would have had to pay or transfer to the Dissenting Offerees if they had elected to accept the Offer, to be held in trust for the Dissenting Offerees. Within 20 days after the receipt of the Offeror's Notice, each Dissenting Offeree must send the certificates representing the Encounter Shares to which the Offer relates held by such dissenting Offeree to Encounter, and may elect either to transfer such shares to Impact on the terms on which Impact acquired Encounter Shares under the Offer or to demand payment of the fair value of such shares by so notifying Impact and by applying to the Court of Queen's Bench of Alberta to fix that value, within 60 days after the date of the sending of the Offeror's Notice. If a Dissenting Offeree fails to notify Impact and apply to the Court of Queen's Bench of Alberta within the applicable 60-day period, the Dissenting Offeree will be deemed to have elected to transfer his or her Encounter Shares to Impact on the same terms (including price) as Impact acquired the Encounter Shares under the Offer. If a Dissenting Offeree has elected to demand payment of the fair value of the Encounter Shares, Impact also has the right to apply to the Court of Queen's Bench of Alberta to fix the fair value of the Encounter Shares of such Dissenting Offeree.

The foregoing is only a summary of the right of compulsory acquisition which may become available to Impact. The summary is not intended to be complete and is qualified in its entirety by the provisions of Part 16 of the ABCA. Holders of Encounter Shares should refer to Part 16 of the ABCA for the full text of the relevant statutory provisions, and those who wish to be better informed about those provisions should consult their own legal advisors. Part 16 of the ABCA is complex and requires strict adherence to notice and timing provisions, failing which such rights may be lost or altered.

Subsequent Acquisition Transaction

If Impact takes up and pays for Encounter Shares validly deposited under the Offer and the foregoing statutory right of compulsory acquisition is not available or Impact elects not to pursue such right, Impact currently intends to pursue other means of acquiring, directly or indirectly, all the Encounter Shares in accordance with applicable law, including by way of a statutory arrangement, amalgamation, capital reorganization or other transaction involving Encounter and Impact or an affiliate of Impact (a "Subsequent Acquisition Transaction"). The timing and details of any such transaction will necessarily depend on a variety of factors, including the number of Encounter Shares acquired pursuant to the Offer. In the event of any such Subsequent Acquisition Transaction, holders of Encounter Shares, other than Impact and it's affiliates, could, in accordance with Canadian law, receive cash, preferred shares (which may be immediately redeemable for cash), debt or any combination thereof. The consideration offered to holders of Encounter Shares in a Subsequent Acquisition Transaction could have a higher or lower value than the value of the consideration offered for the Encounter Shares pursuant to the Offer.

Any such Subsequent Acquisition Transaction may also result in holders of Encounter Shares having the right to dissent in respect thereof and demand payment of the fair value of their Encounter Shares. The exercise of such right of dissent, if certain procedures are complied with by the holder, could lead to a judicial determination of fair value required to be paid to such dissenting holder for his or her Encounter Shares. The fair value so determined could be more or less than the amount paid per Encounter Share pursuant to such transaction or pursuant to the Offer.

The Ontario Securities Commission ("OSC") Rule 61-501 ("OSC Rule 61-501") may deem certain types of Subsequent Acquisition Transactions to be "going private transactions" if such Subsequent Acquisition Transactions would result in the interest of a holder of Encounter Shares (the "affected securities") being terminated without the consent of the holder. Such methods of acquiring the remaining outstanding Encounter Shares may also be a "related party transaction" within the meaning of OSC Rule 61-501.

OSC Rule 61-501 provides that, unless exempted, a corporation proposing to carry out a going private transaction or a related party transaction is required to prepare a valuation of the affected securities (and any non-cash consideration being Offered therefor) and provide to the holders of the affected securities a summary of such valuation. If Impact decides to effect a going private transaction or a related party transaction, Impact intends to rely upon exemptions under or seek waivers pursuant to, OSC Rule 61-501 exempting Encounter or Impact or its affiliates, as appropriate, from the requirement to prepare a valuation in connection with any such transaction proposed by Impact.

Depending on the nature and terms of the Subsequent Acquisition Transaction, the provisions of the ABCA may require the approval of at least 66 2/3% of the votes cast by holders of the outstanding Encounter Shares at a meeting duly called and held for the purpose of approving the Subsequent Acquisition Transaction. OSC Rule 61-501 would also require that, in addition to any other required security holder approval, in order to complete a going private transaction, the approval of a simple majority of the votes cast by "minority" shareholders of the affected securities must be obtained. OSC Rule 61-501 contains similar minority approval requirements for related party transactions. In relation to any related party or going private transaction, the "minority" holders will be, unless an exemption is available or discretionary relief is granted by the OSC, all holders of Encounter Shares other than Impact, its directors and senior officers, any person or company who holds more than 10% of the voting securities of Impact or sufficient securities of Impact to materially affect control of Impact, any affiliated entity of, company controlled by or person controlling such companies or persons and any person or company acting jointly or in concert with such companies or persons in connection with the Offer or any subsequent related party or going private transaction. OSC Rule 61-501 provides that Impact may treat Encounter Shares acquired pursuant to the Offer as "minority" shares and to vote them, or to consider them voted, in favour of such related party or going private transaction if, among other things, the consideration per security in the related party or going private transaction is at least equal in value to the consideration paid under the Offer. Impact currently intends that the consideration offered under any Subsequent Acquisition Transaction proposed by it would be identical to the consideration offered under the Offer and Impact intends to cause Encounter Shares acquired under the Offer to be voted in favour of any such transaction and to be counted as part of any minority approval required in connection with any such transaction.

In addition, under OSC Rule 61-501, if, following the Offer, Impact and its affiliates are the registered holders of 90% or more of the Encounter Shares at the time the Subsequent Acquisition Transaction is initiated, the requirement for minority approval would not apply to the transaction if an enforceable appraisal right or substantial equivalent right is made available to the minority shareholders.

Any Subsequent Acquisition Transaction carried out by Impact will likely be by way of an amalgamation or a statutory arrangement pursuant to which Impact or a successor corporation would acquire all Encounter Shares not tendered to the Offer.

See "Canadian Federal Income Tax Considerations" in this Circular for a discussion of the tax consequences to holders of Encounter Shares in the event of a Subsequent Acquisition Transaction.

The details of any such Subsequent Acquisition Transaction, including the timing of its implementation and the consideration to be received by the minority holders of Encounter Shares, would necessarily be subject to a number of considerations, including the number of Encounter Shares acquired pursuant to the Offer. There can be no assurance that any such transaction will be proposed or, if proposed, effected. Holders of Encounter Shares should consult their own legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction if and when proposed.

Other Alternatives

If Impact proposes a Subsequent Acquisition Transaction but cannot promptly obtain any required approval, or otherwise does not complete a Subsequent Acquisition Transaction, Impact will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable law, purchasing additional Encounter Shares in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, or taking no further action to acquire additional Encounter Shares. Any additional purchase of Encounter Shares could be at a price greater than, equal to or less than the price to be paid for the Encounter Shares under the Offer and could be for cash and/or Impact Shares or other consideration. Alternatively, Impact may sell or otherwise dispose of any or all Encounter Shares acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at a price then determined by Impact, which may vary from the price paid for Encounter Shares under the Offer.

Judicial Developments

Certain judicial decisions may be considered relevant to any Subsequent Acquisition Transaction which may be proposed or effected subsequent to the expiry of the Offer. Prior to the pronouncement of OSC Rule 61-501, Canadian courts had, in a few instances, granted preliminary injunctions to prohibit transactions which constituted "going private transactions" within the meaning of OSC Rule 61-501.

In two decisions in 1978, the Supreme Court of Ontario restrained proposed amalgamations which would have had the effect of eliminating the interest which minority shareholders held in one of the amalgamating corporations, without the minority shareholders having been offered the opportunity to receive in exchange participating securities issued by the amalgamated corporation, an affiliate or a successor body corporate, with the result that the existing controlling shareholder would become the sole holder of common shares of the amalgamated corporation. See *Carlton Realty Ltd. v. Maple Leaf Mills Ltd.* (1978), 22 O.R. (2d) 198 and *Alexander v. Westeel-Rosco Ltd.* (1978), 22 O.R. (2d) 211. In light of the specific regulatory framework governing "going private transactions" in OSC Rule 61-501 and the decision of the Supreme Court of Ontario in Lornex described below, the decisions in *Maple Leaf Mills* and *Westeel-Rosco* may be of limited relevance to any Subsequent Acquisition Transaction that may be effected by Impact subsequent to the Offer.

In *The General Accident Assurance Company of Canada v. Lornex Mining Corporation Ltd. et al* (1988), 66 O.R. (2d) 783, the Supreme Court of Ontario declined to grant injunctive relief to a minority shareholder of Lornex seeking to prevent a proposed amalgamation squeeze-out transaction which was to follow a take-over bid made through the facilities of the Vancouver Stock Exchange. The minority shareholder also sought an order declaring that the minority shareholders of Lornex were entitled to vote separately as a class in approving the proposed amalgamation. Lornex was not an "offering corporation" as defined in the *Ontario Business Corporations Act* ("OBCA"), so the "going private transaction" provisions of Section 190 of the OBCA were held to be not applicable to it. The Court held that the proposed amalgamation did not contravene the relevant provisions of the OBCA and that, in light of the oppression remedy contained in the OBCA, the OBCA did not require that a separate class vote of the minority shareholders of Lornex be held to approve the amalgamation. The Court further held that the minority shareholder failed to establish that the proposed amalgamation was oppressive or unfairly prejudicial to or unfairly disregarded the rights of the minority shareholders of Lornex.

Impact has been advised that the current trend, both in legislation and in the United States jurisprudence upon which the previous Canadian decisions were based, is to permit "going private transactions" to proceed subject to compliance with requirements intended to ensure procedural and substantive fairness to the minority shareholders. This is demonstrated in the release by the Director under the *Canada Business Corporations Act* (the "CBCA") of a policy, effective September 22, 1994, stating, among other things, that the Director under the CBCA generally is of the opinion that a going private transaction is permitted under the CBCA so long as the transaction is not oppressive or unfairly prejudicial to and does not unfairly disregard the interests of a person whose interests in a participating security is being terminated without his or her consent, and that, generally, compliance with established regulatory indicia of fairness such as the requirements of OSC Rule 61-501, will suffice for these purposes. Holders of Encounter Shares should consult their legal advisors for a determination of their legal rights.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Heenan Blaikie LLP, counsel to Impact, the following is a fair and adequate summary of the principal Canadian federal income tax considerations generally applicable to a holder of Encounter Shares who disposes of Encounter Shares pursuant to the Offer and who, for purposes of the Income Tax Act, holds Encounter Shares as capital property, deals at arm's length with Impact at all times up to and including the completion of the Offer, and immediately following completion of the Offer will not, either alone or together with any person with whom the holder does not deal at arm's length, control Impact or beneficially own shares of Impact having a fair market value in excess of 50% of the fair market value of all outstanding Impact Shares. The Encounter Shares will generally constitute capital property to a holder unless such holder holds such Encounter Shares in the course of carrying on a business of trading or dealing in securities or has acquired such Encounter Shares as an adventure in the nature of trade. Certain holders of Encounter Shares resident in Canada for purposes of the Income Tax Act whose Encounter Shares might not otherwise qualify as capital property may, in certain circumstances, make an irrevocable election in accordance with subsection 39(4) of the Income Tax Act to have every "Canadian security" owned by such holders in the taxation year of the election and in all subsequent taxation years deemed to be a capital property.

This summary is not applicable to certain financial institutions who are subject to the "mark-to-market" provisions of the Income Tax Act. Holders of Encounter Shares that are "financial institutions" for the purpose of those rules should consult their own tax advisors.

This summary is based upon the current provisions of the Income Tax Act and the regulations thereunder, all specific proposals to amend the Income Tax Act or the regulations thereunder publicly announced prior to the date hereof (the "Tax Proposals") and counsel's understanding of the current published administrative practices of the Canada Customs and Revenue Agency (the "CCRA"). With respect to the Tax Proposals, there is no certainty that such proposals will be enacted in the form proposed, if at all. This summary does not otherwise take into account or anticipate changes in the law, whether by way of judicial, governmental or legislative decision or action or changes in administrative practices, nor does it take into account provincial, territorial or foreign tax legislation or considerations. **This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder of Encounter Shares. Accordingly, holders of Encounter Shares should consult their own independent tax advisors for advice with respect to the income tax consequences to them of disposing of their Encounter Shares having regard to their own particular circumstances.**

Holders of Encounter Shares Resident in Canada

In addition to the comments set out above, this portion of the summary is applicable only to holders of Encounter Shares who are resident or deemed to be resident in Canada for purposes of the Income Tax Act.

Holders of Encounter Shares Accepting the Offer

A holder of Encounter Shares who exchanges Encounter Shares with Impact for Impact Shares will, unless the holder chooses otherwise, be deemed to have disposed of such Encounter Shares for proceeds of disposition equal to the holder's adjusted cost base thereof. Such holder of Encounter Shares would therefore neither recognize a capital gain nor a capital loss in respect of the exchange and would be deemed to acquire his Impact Shares at a cost which is equal to the adjusted cost base of his Encounter Shares for the purposes of computing the adjusted cost base of all Impact Shares owned by him, subject to the cost-averaging rules in the Income Tax Act where he holds other Impact Shares as capital property. A holder of Encounter Shares who receives Impact Shares in exchange for his Encounter Shares may, if he so chooses, recognize a capital gain or a capital loss in respect of such disposition by reporting the same in his income tax return for the taxation year during which the disposition occurred. Such capital gain (or capital loss) will be equal to the amount by which the fair market value of the Impact Shares received exceeds (or is less than) the aggregate of the adjusted cost base of his Encounter Shares and any reasonable costs of making the disposition. In such circumstances, the cost of the Impact Shares acquired will be the fair market value thereof for the purposes of computing the adjusted cost base of all Impact Shares owned by the holder, subject to the cost-averaging rules in the Income Tax Act where he holds other Impact Shares as capital property.

One-half of a capital gain (a "taxable capital gain") is included in computing income and one-half of a capital loss (an "allowable capital loss") is deductible from taxable capital gains. To the extent that a holder of Encounter Shares has insufficient taxable capital gains in the current taxation year against which to apply an allowable capital loss, the deficiency constitutes a net capital loss for the current taxation year which may generally be carried back to any of the three preceding taxation years or carried forward to any future taxation year, subject to the detailed rules in the Income Tax Act in that regard.

Capital gains realized by individuals or trusts, other than certain trusts, may be subject to alternative minimum tax. For purposes of computing the alternative minimum tax, one-half of all capital gains are added back to the taxpayer's income as otherwise determined.

The amount of capital loss realized by a holder of Encounter Shares that is a corporation may be reduced in certain circumstances by the amount of certain dividends previously received or deemed to have been received on such shares to the extent and under the circumstances provided in the Income Tax Act. Similar rules may apply where the holder of Encounter Shares is a partnership or trust of which a corporation, partnership or trust is a member or beneficiary. Holders of Encounter Shares to whom these rules may be relevant should consult their own tax advisors.

A corporate shareholder that is throughout the relevant year a "Canadian-controlled private corporation" may be liable under the Income Tax Act to pay an additional 6 2/3% refundable tax on its investment income for the year, including taxable capital gains.

Acquisition of Encounter Shares Not Deposited

As described in the Offer and the Circular under the heading "Acquisition of Encounter Shares Not Deposited", Impact may acquire Encounter Shares not deposited under the Offer pursuant to a compulsory acquisition. The consequences under the Income Tax Act of any compulsory acquisition will depend upon the consideration offered by Impact in respect thereof. Generally speaking, to the extent the Encounter Shares are acquired by Impact for Impact Shares, the consequences to former holders will generally be as set out above under the heading "Holders of Encounter Shares Accepting the Offer". Former holders who receive cash from Impact for their Encounter Shares will recognize a capital gain (or capital loss) to the extent that the cash proceeds of disposition exceed (or are less than) the aggregate of the adjusted cost base of those Encounter Shares disposed of for cash and any reasonable costs of making the disposition of those Encounter Shares. The tax treatment of such capital gain (or capital loss) will be the same as described above with respect to a disposition of Encounter Shares under the Offer.

The consequences under the Income Tax Act of any Subsequent Acquisition Transaction will depend upon the nature of such transaction and may be materially less favourable than the tax treatment that would apply if Encounter Shares were tendered to Impact pursuant to the Offer. Holders of Encounter Shares should consult their own tax advisors for advice with respect to the income tax consequences to them of having their Encounter Shares acquired pursuant to a Subsequent Acquisition Transaction.

A Subsequent Acquisition Transaction could be implemented by means of an amalgamation of Encounter with Impact or an affiliate of Impact pursuant to which holders of Encounter Shares who have not tendered their Encounter Shares to Impact would have their Encounter Shares exchanged on the amalgamation for redeemable preference shares of the amalgamated corporation ("Redeemable Shares") which would then be immediately redeemed for cash. Such a holder generally would not realize a capital gain or capital loss as a result of such exchange, and the cost of the Redeemable Shares received would generally be the aggregate adjusted cost base of the Encounter Shares to the holder immediately before the amalgamation.

Upon the redemption of Redeemable Shares, the holder thereof would generally be deemed to have received a dividend (subject to the potential application of subsection 55(2) of the Income Tax Act to holders of such Redeemable Shares that are corporations as discussed below) equal to the amount by which the redemption price of the Redeemable Shares exceeds their paid-up capital for purposes of the Income Tax Act. The difference between the redemption price and the amount of the deemed dividend would be treated as proceeds of disposition of such Redeemable Shares for purposes of computing any capital gain or capital loss arising on the redemption of such Redeemable Shares.

Subject to the potential application of subsection 55(2) discussed below, dividends deemed to be received by a corporation as a result of the redemption of the Redeemable Shares will be included in computing its income, but normally will also be deductible in computing its taxable income. Subsection 55(2) of the Income Tax Act provides that where a corporate shareholder is deemed to receive a dividend under certain circumstances including those described above, all or part of the deemed dividend may be treated as proceeds of disposition of the Redeemable Shares for the purpose of computing the holder's capital gain or capital loss on the redemption of such Redeemable Shares. Accordingly, corporate holders of Encounter Shares should consult their tax advisors for specific advice with respect to the potential application of this provision.

A shareholder that is a "private corporation" or a "subject corporation" (as such terms are defined in the Income Tax Act) may be liable to pay the 33 1/3% refundable tax under Part IV of the Income Tax Act on dividends deemed to be received on the Redeemable Shares to the extent that such dividends are deductible in computing the corporation's taxable income.

In the case of a shareholder who is an individual, dividends deemed to be received as a result of the redemption of the Redeemable Shares will be included in computing the shareholder's income, and will generally be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends paid by a taxable Canadian corporation.

Under the current administrative practices of the CCRA, shareholders who exercise their right of dissent in respect of an amalgamation should be considered to have disposed of their Encounter Shares for proceeds of disposition equal to the amount paid by the amalgamated corporation to the dissenting shareholder therefor, other than interest awarded by the court (if any). Because of uncertainties under the relevant legislation as to whether such amounts paid to a dissenting shareholder would be treated entirely as proceeds of disposition, or in part as the payment of a deemed dividend, dissenting shareholders should consult with their own tax advisors in this regard.

Holders of Encounter Shares Not Resident in Canada

In addition to the comments set out above, this portion of the summary is applicable to holders of Encounter Shares who, for purposes of the Income Tax Act, have not been resident in Canada or deemed to be resident in Canada at any time while they held their Encounter Shares, do not carry on an insurance business in Canada and who do not use or hold and are not deemed to use or hold their Encounter Shares in carrying on a business in Canada (hereinafter referred to as a "Non-Resident Shareholder").

Non-Resident Holders of Encounter Shares Accepting the Offer

A Non-Resident Shareholder will only be subject to taxation in Canada in respect of the disposition of Encounter Shares if such shares constitute "taxable Canadian property" and the Non-Resident Shareholder is not afforded any relief under an applicable tax treaty. Generally speaking, a Non-Resident Shareholder's Encounter Shares will constitute taxable Canadian property only if:

(a) the Encounter Shares are not listed on a prescribed stock exchange under the Income Tax Act;

(b) the Encounter Shares are listed on a prescribed stock exchange and at any time during the five year period immediately preceding the disposition of the Encounter Shares by such Non-Resident Shareholder, the Non-Resident Shareholder, persons not dealing at arm's length with such Non-Resident Shareholder, or any combination thereof owned (or had options to acquire) 25% or more of the issued shares of any class or series of the capital stock of Encounter;

(c) the Non-Resident Shareholder elected under the Income Tax Act to have the Encounter Shares deemed to be taxable Canadian property; or

(d) the Non-Resident Shareholder's Encounter Shares were acquired in a tax deferred transaction pursuant to which such shares were deemed under the Income Tax Act to be "taxable Canadian property".

Non-Resident Shareholders whose Encounter Shares constitute taxable Canadian property to them and who accept the Offer will generally be subject to the same income tax considerations as those discussed above with respect to holders of Encounter Shares that are resident in Canada, subject to the terms of any applicable income tax treaty. Any Impact Shares which are acquired will be deemed to be taxable Canadian property to such Non-Resident Shareholder for the purposes of taxation on a subsequent disposition thereof.

Acquisition of Shares Not Deposited

The consequences under the Income Tax Act to a Non-Resident Shareholder of any compulsory or Subsequent Acquisition Transaction would depend upon the nature of the transaction but would generally be the same as those described above with respect to holders of Encounter Shares that are resident in Canada except that:

(a) any deemed dividend paid or credited to a Non-Resident Shareholder will be subject to non-resident withholding tax at a rate of 25% or such lower rate as may be provided for under the terms of an applicable tax treaty;

(b) the Non-Resident Shareholder would not be subject to taxation under the Income Tax Act in respect of any capital gain that is recognized unless the Non-Resident's Encounter Shares are taxable Canadian property, as described above, and the holder is not afforded any relief under an applicable tax treaty; and

(c) interest awarded to a dissenting Non-Resident Shareholder by a court will be subject to non-resident withholding tax at the rate of 25% unless the rate is reduced under the provisions of an applicable tax treaty.

If the Encounter Shares cease to be listed on a prescribed stock exchange prior to any compulsory acquisition or Subsequent Acquisition Transaction, they may become taxable Canadian property to a Non-Resident Shareholder and the notification and withholding provisions of section 116 of the Income Tax Act may apply.

THE FOREGOING DISCUSSION IS INTENDED ONLY AS A GENERAL SUMMARY OF THE FEDERAL INCOME TAX CONSEQUENCES OF THE OFFER. HOLDERS OF ENCOUNTER SHARES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE OFFER TO THEM BASED ON THEIR PARTICULAR CIRCUMSTANCES, AND AS TO ANY PROVINCIAL, LOCAL OR FOREIGN TAX CONSEQUENCES OF THE SALE OR EXCHANGE OF ENCOUNTER SHARES OR IMPACT SHARES PURSUANT TO THE OFFER, COMPULSORY ACQUISITION OR SUBSEQUENT ACQUISITION TRANSACTION.

CONDITIONAL LISTING APPROVAL

The TSX has conditionally approved the listing of the Impact Shares issuable pursuant to the Offer, subject to Impact fulfilling all of the requirements of such exchange.

INTERESTS OF EXPERTS

Certain legal matters on behalf of Impact will be passed upon by, and the opinions contained under "Canadian Federal Income Tax Considerations" have been provided by, Heenan Blaikie LLP, Calgary, Alberta, counsel to Impact. As at the date hereof, the partners and associates of Heenan Blaikie LLP as a group beneficially own, directly or indirectly, less than 1% of each of the outstanding Impact Shares. James M. Pasieka, an associate with Heenan Blaikie LLP, is the Corporate Secretary of Impact.

DEPOSITARY

Impact has retained Computershare Trust Company of Canada to act as a depositary for the receipt of certificates in respect of Encounter Shares and related Letters of Acceptance deposited under the Offer and for the payment for Encounter Shares purchased by Impact pursuant to the Offer. The Depositary will receive compensation from Impact for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws, and expenses in connection therewith.

FINANCIAL ADVISOR AND SOLICITING DEALER

FirstEnergy Capital Corp. has been retained to act as financial advisor to Impact and soliciting dealer in connection with the Offer. As soliciting dealer, FirstEnergy Capital Corp. will solicit tenders of Encounter Shares in acceptance of the Offer. FirstEnergy Capital Corp. will be compensated for acting as soliciting dealer in the amount of $35,000.

STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides security holders of Encounter with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such security holders. However, such rights must be exercised within prescribed time limits. Security holders of Encounter should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

CONSENT OF SOLICITORS

To: Impact Energy Inc.
Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Commission des valeurs mobilières du Québec
Securities Commission of Newfoundland and Labrador

We hereby consent to the reference to our opinion contained under the heading "Canadian Federal Income Tax Considerations" in the Circular accompanying the Offer dated June 14, 2002 made by Impact Energy Inc. to the holders of common shares of Encounter Energy Inc.

June 14, 2002
Calgary, Alberta

(signed) HEENAN BLAIKIE LLP
Barristers and Solicitors

CONSENT OF ENGINEERS

To: Impact Energy Inc.
Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Commission des valeurs mobilières du Québec
Securities Commission of Newfoundland and Labrador

We hereby consent to the use of our name and references to excerpts from our report evaluating the petroleum and natural gas reserves of Impact Energy Inc. effective January 1, 2002 through incorporation by reference into the Circular accompanying the Offer dated June 14, 2002 made by Impact Energy Inc. to holders of common shares of Encounter Energy Inc.

June 14, 2002
Calgary, Alberta

(signed) GILBERT LAUSTSEN JUNG ASSOCIATES LTD.

CONSENT OF AUDITORS

Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Commission des valeurs mobilières du Québec
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

Impact Energy Inc. (the "Company")

We refer to the Offer to Purchase of the above Company dated June 14, 2002 relating to the offer by Impact Energy Inc. to purchase all of the outstanding common shares of Encounter Energy Inc.

We consent to the use, through incorporation by reference in the Offer to Purchase, of our report dated April 4, 2002 to the shareholders of the Company on the following financial statements:

Consolidated balance sheets as at December 31, 2001 and 2000;

Consolidated statements of operations and retained earnings and cash flows for the year ended December 31, 2001.

We also consent to the use in the Offer to Purchase of our compilation report dated June 14, 2002 to the directors of the Company on the compilation of the unaudited pro forma consolidated balance sheet of Impact Energy Inc. as at March 31, 2002 and the unaudited pro forma consolidated statement of earnings for the three months ended March 31, 2002 and the twelve months ended December 31, 2001.

Finally, we consent to the use in the Offer to Purchase of our report dated November 21, 2001 to the directors of the Company through incorporation by reference on the Schedule of Revenue and Operating Expenses associated with certain properties that were transferred from Startech Energy Inc. to the company, for the years ended December 31, 2000, 1999 and 1998.

Your very truly

(signed) KPMG LLP

Chartered Accountants

Calgary, Canada
June 14, 2002

APPROVAL AND CERTIFICATE

June 14, 2002

The contents of the Offer and this Circular have been approved, and the sending, communication or delivery thereof to the holders of Encounter Shares has been authorized, by the board of directors of Impact Energy Inc.

The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities which are the subject of the Offer.

(signed)	Peter N. Bannister President	(signed)	Ned M. Studer Chief Financial Officer

On behalf of the Board of Directors

(signed)	Kelvin B. Johnston Director	(signed)	Paul Colborne Director

Pro Forma Consolidated Financial Statements of

IMPACT ENERGY INC.

Three months ended March 31, 2002 and
year ended December 31, 2001
(Unaudited)

COMPILATION REPORT

To the Board of Directors of Impact Energy Inc.

We have reviewed, as to compilation only, the accompanying unaudited pro forma consolidated balance sheet of Impact Energy Inc. as at March 31, 2002 and the unaudited pro forma consolidated statement of earnings for the three months ended March 31, 2002 and the year ended December 31, 2001. These pro forma consolidated financial statements have been prepared for inclusion in the offer to purchase dated June 14, 2002 relating to the acquisition of Encounter Energy Inc.

In our opinion, the unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statement of earnings have been properly compiled to give effect to the proposed transactions and assumptions described in note 2 thereto.

Chartered Accountants

Calgary, Canada
June 14, 2002

IMPACT ENERGY INC.

Pro Forma Consolidated Balance Sheet
(Unaudited)

March 31, 2002
(in thousands of dollars)

	Impact Energy Inc.	Encounter Energy Inc.	Adjustments	Note	Pro Forma consolidated
Assets					
Current assets:					
Cash and term deposits	$ 11	$ 10,237	$ 474	2(b)	$ 10,722
Accounts receivable	11,365	1,274	–		12,639
	11,376	11,511	474		23,361
Property, plant and equipment	43,216	11,836	1,664	2(b)	56,716
Goodwill	–	–	1,952	2(b)	1,952
	$ 54,592	$ 23,347	$ 4,090		$ 82,029
Liabilities and Shareholders' Equity					
Current liabilities:					
Accounts payable and accrued liabilities	$ 15,393	$ 1,937	$ 900	2(b), (c)	$ 18,230
Operating loan	19	–	–		19
	15,412	1,937	900		18,249
Site restoration and abandonment	178	249	(249)	2(b)	178
Future income taxes	3,218	3,376	624	2(b)	7,218
	18,808	5,562	1,275		25,645
Shareholders' Equity					
Share capital	34,831	13,957	6,643	2(b), (c)	55,431
Retained earnings	953	3,828	(3,828)	2(b), (c)	953
	35,784	17,785	2,815		56,384
	$ 54,592	$ 23,347	$ 4,090		$ 82,029

See accompanying notes to pro forma consolidated financial statements.

IMPACT ENERGY INC.

Pro Forma Consolidated Statement of Earnings
(Unaudited)

Three months ended March 31, 2002
(in thousands of dollars, except number of shares and per share amounts)

	Impact Energy Inc.	Encounter Energy Inc.	Adjustments	Note	Pro Forma consolidated
Revenues:					
Petroleum and natural gas	$ 2,483	$ 549	$ –		$ 3,032
Royalties, net	(408)	(91)	–		(499)
Alberta Royalty Tax Credit	–	14	–		14
Other	9	43	–		52
	2,084	515	–		2,599
Expenses:					
Operating	706	169	–		875
General and administrative	193	248	–		441
Financing charges	91	–	–		91
Depletion and depreciation	572	349	(136)	2(f)	785
	1,562	766	(136)		2,192
Earnings (loss) before taxes	522	(251)	136		407
Taxes:					
Current and other	17	7	8	2(g)	32
Future income taxes	220	–	–		220
	237	7	8		252
Net earnings (loss)	$ 285	$ (258)	$ 128		$ 155
Net earnings per share:					
Basic					$ 0.00
Diluted					$ 0.00

See accompanying notes to pro forma consolidated financial statements.

IMPACT ENERGY INC.

Pro Forma Consolidated Statement of Earnings
(Unaudited)

Year ended December 31, 2001
(in thousands of dollars, except number of shares and per share amounts)

	Impact Energy Inc.	Encounter Energy Inc.	Adjustments	Note	Pro Forma consolidated
Revenues:					
Petroleum and natural gas	$ 4,611	$ 9,942	$ (4,423)	2(e)	$ 10,130
Royalties, net	(925)	(1,915)	926	2(e)	(1,914)
Alberta Royalty Tax Credit	–	267	(108)	2(e)	159
Other	152	372	(29)	2(e)	495
	3,838	8,666	(3,634)		8,870
Expenses:					
Operating	1,109	1,189	(511)	2(e)	1,787
General and administrative	880	1,017			1,897
Financing charges	11	76			87
Depletion and depreciation	726	3,577	(2,646)	2(f)	1,657
	2,726	5,859	(3,157)		5,428
Earnings before taxes	1,112	2,807	(477)		3,442
Taxes:					
Current and other	44	35	47	2(g)	126
Future income taxes	400	976	(167)	2(g)	1,209
	444	1,011	(120)		1,335
Net earnings	$ 668	$ 1,796	$ (357)		$ 2,107
Net earnings per share:					
Basic					$ 0.03
Diluted					$ 0.03

See accompanying notes to pro forma consolidated financial statements.

IMPACT ENERGY INC.

Notes to Pro Forma Consolidated Financial Statements
(Unaudited)

Three months ended March 31, 2002 and year ended December 31, 2001
(in thousands of dollars, except number of shares and per share amounts)

---

1. **Basis of presentation:**

The accompanying unaudited pro forma consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada.

The unaudited pro forma consolidated balance sheet as at March 31, 2002 has been prepared from the audited consolidated balance sheets of Impact Energy Inc. ("Impact") and Encounter Energy Inc. ("Encounter"). The unaudited pro forma consolidated statement of earnings for the three months ended March 31, 2002 and the year ended December 31, 2001 have been prepared from the unaudited consolidated statement of earnings for the three months ended March 31, 2002 and the audited consolidated statement of earnings for the year ended December 31, 2001 of Impact and Encounter.

In the opinion of management, the pro forma consolidated financial statements include all material adjustments necessary for a fair presentation in accordance with generally accepted accounting principles in Canada.

The pro forma consolidated financial statements are not necessarily indicative either of the results that actually would have occurred if the events reflected herein had taken place on the dates indicated or of the results that may be obtained in the future.

It is the recommendation of management that this financial information should be read in conjunction with the financial statements and notes thereto incorporated by reference in this document.

2. **Pro forma assumptions and adjustments:**

(a) The pro forma consolidated financial statements assume a business combination whereby all of the issued and outstanding shares of Encounter are acquired for 14.35 million Impact shares representing an exchange ratio of 0.78 Impact shares for every 1 Encounter share. For purposes of the purchase price equation, Impact has used a share price of $1.45 per Encounter share, which is based on an adjusted average market price of Impact for June 3, 2002. The combination has been accounted for using the purchase method.

(b) The pro forma consolidated balance sheet gives effect to the transactions as if they had occurred on March 31, 2002 and the pro forma consolidated statement of earnings gives effect to the transactions as if it had occurred on January 1, 2002 for the three months ended March 31, 2002 and as if it had occurred on January 1, 2001 for the year ended December 31, 2001, and reflects the combined operations for the respective periods.

IMPACT ENERGY INC.

Notes to Pro Forma Consolidated Financial Statements, page 2
(Unaudited)

Three months ended March 31, 2002 and year ended December 31, 2001
(in thousands of dollars, except number of shares and per share amounts)

2. **Pro forma assumptions and adjustments (continued):**

(b) The purchase price equation is as follows:

Cost of acquisition:		
Shares	$	20,800
Cost of acquisition		300
	$	21,100
Allocated:		
Current assets	$	11,985
Property, plant and equipment		13,500
Goodwill		1,952
Current liabilities		(2,337)
Future income taxes		(4,000)
	$	21,100

The current assets include $474 in proceeds received on the exercise of 481,000 in the money Encounter options in conjunction with the acquisition described in note 2(a).

The above purchase allocation of Encounter common shares has been determined from information that was publicly available to the management of Impact. The allocation of the purchase price to the assets and liabilities of Encounter will be finalized after the acquisition has been completed and the fair values of the assets and liabilities have been determined, accordingly, the above allocation will change.

(c) The preliminary purchase price allocation includes approximately $1.95 million of goodwill. As required by generally accepted accounting principles in Canada, goodwill will not be amortized into earnings. However, goodwill will be subject to an annual impairment review and should there be an impairment, that amount would be charged to earnings. As stated in note 2(b), the allocation of the purchase price presented is preliminary. Impact will finalize the preliminary purchase price allocation after closing of this transaction.

(d) The pro forma balance sheet includes $400 in costs to be incurred by Encounter related to required severance and other professional costs. In addition, approximately $200 in share issue costs will be incurred by Impact.

Three months ended March 31, 2002 and year ended December 31, 2001
(in thousands of dollars, except number of shares and per share amounts)

2. **Pro forma assumptions and adjustments (continued):**

(e) The pro forma consolidated statement of earnings at December 31, 2001 reflects the sale of property, plant and equipment by Encounter that occurred during 2001 of approximately $12 million as if it had occurred January 1, 2001.

(f) The pro forma consolidated statements of earnings reflects the provision for depletion and depreciation and site restoration based on combined reserves, production and adjusted cost base of property, plant and equipment under the full cost method of accounting for oil and gas properties and the estimated future site liability, respectively. In addition, the year ended December 31, 2001 provision for depletion reflects a sale of property, plant and equipment described in note 2(e) as if it had occurred on January 1, 2001.

(g) The pro forma consolidated statements of earning reflects changes in the provision for income and capital taxes based on the adjustments above.

Office of the Depositary, Computershare Trust Company of Canada

By Mail
P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario M5C 3H2
Attention: Corporate Actions

By Hand or Courier

Calgary
Western Gas Tower
Suite 600, 530 - 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Attention: Corporate Actions

Toronto
100 University Avenue
9th Floor
Toronto, Ontario M5J 2Y1
Attention: Corporate Actions

Toll-Free: 1-800-663-9097
email: caregistryinfo@computershare.com

Offices of the Soliciting Dealer

FirstEnergy Capital Corp.
1600, 333 7th Avenue S.W.
Calgary, Alberta
T2P 2Z1
Attention: Nick Johnson
Tel: (403) 262-0600
Fax: (403) 262-0688

Any questions and requests for assistance may be directed by holders of Encounter Shares to the Soliciting Dealer or the Depositary at their telephone numbers and locations set out above.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibits

Exhibit No.	Description
1.	the Revised Initial Annual Information Form for Impact;
2.	the material change report of Impact dated March 14, 2002 relating to the proposed private placement of 6,250,000 special warrants;
3.	the comparative interim financial statements of Impact for the quarter ended March 31, 2002;
4.	the comparative consolidated financial statements of Impact for the year ended December 31, 2001 and the auditor's report thereon;
5.	management's discussion and analysis for the year ended December 31, 2001 contained in Impact's annual report for the year ended December 31, 2001;
6.	the management proxy circular of Impact dated April 1, 2002 for Impact's annual and special meeting of shareholders held on May 23, 2002;
7.	that portion of pages 8 to 10 of the Short Form Prospectus of Impact dated May 7, 2002 under the heading "Risk Factors";
8.	pages 12 to 14 of the Short Form Prospectus of Impact dated May 7, 2002 containing a schedule of revenues and operating expenses for the Impact Properties for the years ended December 31, 1998, 1999 and 2000 and the auditor's report thereon; and
9.	press release dated June 3, 2002.

PART III – CONSENT TO SERVICE OF PROCESS

The Registrant is filing herewith an Irrevocable Consent and Power of Attorney on Form F-X..

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 17, 2002

IMPACT ENERGY INC.

By: *s/ Peter Bannister*
Peter Bannister
President

EXHIBITS INDEX

Exhibit No.	Sequential *Page #*	Description
1.	*P. 63*	the Revised Initial Annual Information Form for Impact;
2.	*P. 85*	the material change report of Impact dated March 14, 2002 relating to the proposed private placement of 6,250,000 special warrants;
3.	*P. 88*	the comparative interim financial statements of Impact for the quarter ended March 31, 2002;
4.	*P. 101*	the comparative consolidated financial statements of Impact for the year ended December 31, 2001 and the auditor's report thereon;
5.	*P. 111*	management's discussion and analysis for the year ended December 31, 2001 contained in Impact's annual report for the year ended December 31, 2001;
6.	*P. 115*	the management proxy circular of Impact dated April 1, 2002 for Impact's annual and special meeting of shareholders held on May 23, 2002;
7.	*P. 131*	that portion of pages 8 to 10 of the Short Form Prospectus of Impact dated May 7, 2002 under the heading "Risk Factors";
8.	*P. 135*	pages 12 to 14 of the Short Form Prospectus of Impact dated May 7, 2002 containing a schedule of revenues and operating expenses for the Impact Properties for the years ended December 31, 1998, 1999 and 2000 and the auditor's report thereon; and
9.	*P. ~~140~~* 139	press release dated June 3, 2002.

Impact Energy Inc.

REVISED INITIAL ANNUAL INFORMATION FORM

For the Year Ended December 31, 2001

Dated April 4, 2002

TABLE OF CONTENTS

Abbreviations and Definitions

In this Annual Information Form, the abbreviations set forth below have the following meanings:

"M$"	thousands of Canadian dollars	**"mcf"**	1,000 cubic feet
"MM$"	millions of Canadian dollars	**"mmcf"**	1,000,000 cubic feet
"bbls"	Barrels	**"bcf"**	1,000,000,000 cubic feet
"mbbls"	1,000 barrels	**"mcfd"**	one thousand standard cubic feet per day
"mmbbls"	1,000,000 barrels	**"mmcfd"**	one million standard cubic feet per day
"bpd"	barrels per day	**"boe"**	barrels of oil equivalent
"bopd"	barrels of oil per day	**"mboe"**	1,000 barrels of oil equivalent
"stb"	stock tank barrels of oil or NGL	**"boed"**	barrels of oil equivalent per day
"mstb"	1,000 stock tank barrels of oil or NGL	**"m^3"**	cubic metre volume

Note: for the purposes of this document, 6 mcf of natural gas and 1 bbl of NGL each equal 1 bbl of oil, such conversion not being based on either price or energy content.

In this Annual Information Form, the capitalized terms set forth below have the following meanings:

"ABCA" means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, together with any amendments thereto and all regulations promulgated thereunder;

"Arrangement" means the plan of arrangement under the provisions of the ABCA, effected pursuant to the terms of an Arrangement Agreement dated as of December 15, 2000 among ARC Energy Trust, ARC Resources Ltd., Startech and Impact, which became effective on January 31, 2001 and by which Impact acquired the Impact Properties from Startech;

"ARTC" means the Alberta royalty tax credit;

"CDN" means Canadian;

"Common Shares" means common shares in the share capital of Impact;

"Gilbert" means Gilbert Laustsen Jung Associates Ltd., independent oil and gas reservoir engineers of Calgary, Alberta;

"Gilbert Report" means the independent engineering evaluation of Impact's oil, NGL and natural gas interests prepared by Gilbert dated January 18, 2002 and effective January 1, 2002;

"Impact" means Impact Energy Inc.;

"Impact Properties" means the oil and natural gas properties and exploration properties described herein under the sections entitled "Oil and Gas Operations – Principal Properties" and "Oil and Gas Operations – Other Properties", plus two non-material properties disposed of by Impact in early 2002, that were acquired by Impact from Startech effective January 1, 2001 pursuant to the Arrangement and the Roll-In Agreement;

"NGL" means natural gas liquids;

"Preferred Shares" means non-voting, redeemable, retractable series 1 preferred shares in the capital of Impact;

"Roll-In Agreement" means the agreement dated January 25, 2001 between Impact and Startech pursuant to which Startech transferred its interest in the Impact Properties to Impact effective January 1, 2001 as part of the transactions effected under the Arrangement;

"Startech" means Startech Energy Inc.;

"**TSE**" means The Toronto Stock Exchange;

"**U.S.**" means the United States of America; and

"**WTI**" means West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade.

In this Annual Information Form, references to "dollars" and "$" are to the currency of Canada, unless otherwise indicated.

Impact Energy Inc.

Impact was incorporated as 719480 Alberta Inc. by certificate of incorporation pursuant to the provisions of the ABCA on December 5, 1996. On December 8, 2000, Impact filed Articles of Amendment to change its name to Impact Energy Inc. and to remove certain private company provisions from its Articles. On December 20, 2000, Impact filed Articles of Amendment to create the Preferred Shares.

Impact owns all of the outstanding securities of Startech Energy Corp., a corporation incorporated pursuant to the laws of the State of Montana.

Impact's head office is located at Suite 1400, 340 – 12th Avenue S.W., Calgary, Alberta, T2R 1L5 and its registered office is located at 10th Floor, 425 – 1st Street S.W., Calgary, Alberta, T2P 3L8.

Development of the Business of Impact

General

Impact engages in the exploration, acquisition, development and production of oil and natural gas reserves, primarily in the provinces of British Columbia, Alberta and Saskatchewan and the State of Montana.

History

Impact had no material assets or operations prior to the completion of the Arrangement. Under the Arrangement and the Roll-In Agreement, Impact acquired the Impact Properties and all of the issued and outstanding securities of Startech Energy Corp. effective January 1, 2001.

Prior to the completion of the Arrangement, Impact had only one Common Share outstanding. Following the completion of the Arrangement, the holders of common shares of Startech became the shareholders of Impact, each receiving one Common Share for each common share of Startech held by them prior to the Arrangement. A total of 31,226,914 Common Shares were issued in connection with the Arrangement.

On March 12, 2001, Impact closed a private placement of 2,142,312 flow-through Common Shares at a price of $0.70 per share and 10,900,000 Common Shares at a price of $0.55 per share for aggregate proceeds of $7,494,700.

On October 18, 2001, Impact closed a private placement of 6,666,737 special warrants at a price of $1.20 per special warrant for gross aggregate proceeds of $8,000,084. Impact received a receipt for a final prospectus dated November 21, 2001 from the securities regulatory authorities in Alberta, Ontario and British Columbia qualifying the Common Shares issuable upon the exercise of the special warrants for distribution. The special warrants were automatically exercised to acquire one Common Share for each special warrant for no additional consideration.

On March 22, 2002, Impact closed a private placement of 6,250,000 special warrants at a price of $1.60 per special warrant for gross aggregate proceeds of $10,000,000. Each special warrant is exercisable by the holder thereof to acquire one Common Share for no additional consideration.

Significant Acquisitions During 2001

Impact acquired the Impact Properties and all of the issued and outstanding securities of Startech Energy Corp. under the Arrangement and Roll-In Agreement effective January 1, 2001. The material assets of Startech Energy Corp. consist of undeveloped land holdings in the State of Montana.

The Roll-In Agreement provided that Impact will assume all liabilities, including environmental liabilities, relating to the Impact Properties. Pursuant to the Roll-In Agreement, Impact acquired the Impact Properties from Startech without any representations and warranties.

Startech held the one Common Share outstanding prior to the completion of the Arrangement, making Impact a wholly-owned subsidiary of Startech at that time. As such, the acquisition of the Impact Properties and the outstanding securities of Startech Energy Corp. was from an affiliate of Impact.

Trends

As a producer of oil and natural gas, the performance of Impact is significantly affected by the prices that can be obtained for those commodities.

In 2001, a number of factors had a significant impact on the supply/demand balance for oil and natural gas. Among these, a worldwide economic slowdown and an unseasonably warm winter in North America adversely affected demand.

Looking forward, short term crude oil pricing will depend heavily on the resolve of OPEC and its newly formed alliance with non-OPEC producers in managing supply. In the medium to longer term, Impact expects a return to more robust economic growth, thereby increasing demand for both oil and natural gas. Weaker pricing fundamentals in 2001 have resulted in a near term reduction in industry capital expenditures in North America for natural gas related drilling projects. Impact expects that this, coupled with a trend towards lower initial deliverability per well, high industry production decline rates and a return to increasing demand, will ultimately yield bullish fundamentals for natural gas prices.

Impact expects that its 2002 capital budget will be focused almost entirely on the continued development of its natural gas properties at Whiskey Creek, Alberta and Laprise, British Columbia (See "Oil and Gas Operations – Principal Properties"). Impact believes that both of these properties continue to have the potential for significant reserve and production additions.

Description of the Business of Impact

Corporate Strategy

Impact was created as a high impact, full cycle exploration company. Impact's strategy is to create value primarily through the generation and drilling of exploration prospects utilizing innovative exploration techniques and technologies. Impact is committed to sustainable development through pro-active management of safety and environmental programs. Impact will target areas and prospects that it believes can result in meaningful reserves and production. Impact will initially focus on unlocking the value inherent in its existing asset base, which includes approximately 100,000 net acres of undeveloped land. Impact will also focus on expanding its existing asset base through crown land sales, farm-ins, farm-outs and acquisitions where viewed as strategic. New areas will be developed based on the following criteria: corporate skill sets, experience, fit with the existing asset base and the potential to add to shareholder value. Impact's focus on developing new activity areas will be on natural gas and light oil prospects.

Marketing and Future Commitments

Impact markets its production to large, creditworthy market intermediaries on an ongoing basis. Oil and natural gas liquids are sold under contracts ranging from 30 day evergreen contracts to one year contracts. Oil and natural gas liquids pricing received by Impact is based on Edmonton light crude posted pricing for liquids. Natural gas is sold on the short term spot market. Natural gas pricing received by Impact is based on AECO-C hub pricing in Alberta and Station 2 pricing in British Columbia with standard transportation costs back to the plant gate. Impact does not have in place any material hedging contracts or other future commitments to buy or sell oil or natural gas at fixed prices.

Revenues

For the year ended December 31, 2001, 49% of the revenue of Impact before royalties was derived from natural gas, 40% from oil and 11% from natural gas liquids.

Competition

The oil and natural gas industry is competitive in all its phases. Impact competes with numerous other participants in the search for, and the acquisition of, oil and natural gas properties and in the marketing of oil and natural gas. Impact's competitors include resource companies which have greater financial resources, staff and facilities than those of Impact. Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery. Impact views its competitive position as being equivalent to that of other oil and gas issuers of similar size and at a similar stage of development.

Seasonal Factors

The exploration for and development of oil and natural gas reserves is dependent on access to areas where production is to be conducted. Seasonal weather variations, including freeze-up and break-up, affect access in certain circumstances.

Environmental Regulation

The oil and natural gas industry is currently subject to environmental regulations pursuant to a variety of provincial and federal legislation (See "Oil and Gas Operations – Industry Conditions"). Compliance with such legislation can require significant expenditures or result in operational restrictions. Breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage and the imposition of material fines and penalties, all of which might have a significant negative impact on earnings and overall competitiveness. Impact believes that it is in material compliance with applicable environmental laws and regulations. Impact anticipates making increased expenditures of both a capital and expense nature as a result of the increasingly stringent laws relating to the protection of the environment. Impact also believes that it is reasonably likely that the trend towards stricter standards in environmental legislation and regulation will continue.

Personnel

As at December 31, 2001, Impact had 14 employees at its head office in Calgary and no employees at field offices.

Oil and Gas Operations

Drilling Activity

The following table summarizes the results of the 18 wells that Impact and Startech drilled or participated in drilling on the Impact Properties for the years ended December 31, 2001 and December 31, 2000.

	Year Ended December 31, 2001		Year Ended December 31, 2000	
	Gross	Net	Gross	Net
Oil	0	0	1	0.4
Natural Gas	8	4.5	6	3.1
Service	0	0	0	0
Dry / Abandoned	0	0	3	1.4
Total	8	4.5	10	4.9

Notes:

(1) "Gross" wells refers to all wells in which Impact has either a working interest or a royalty interest.

(2) "Net" wells refers to the aggregate of the percentage working interests of Impact in the gross wells, before the deduction of royalties.

Principal Properties

Whiskey Creek, Alberta

The Whiskey Creek area is located approximately 20 kilometres southwest of the city of Calgary. Impact has an average working interest of 55% in 3,680 (2,024 net) acres of land in this area. Impact has an interest in one (0.55 net) suspended natural gas well located at 7-32-21-3W5M, one (0.65 net) shut-in natural gas well located at 10-32-21-3W5M, and one (0.6 net) producing natural gas well located at 7-5-22-3W5M. Impact also has a 44% working interest in the related 23 km x 200 mm outside diameter Priddis Millarville Gas Pipeline. Impact is the operator of all of these wells and the pipeline.

Impact completed the drilling and testing of one (0.65 net) development well at 10-32-21-3W5M in March, 2002. Data from completion and testing of the well is being assessed to determine whether the well will be tied in for production or suspended for a potential future whipstock.

Impact is currently drilling a step-out well (0.45 net) at 3-8-22-3W5M to the north of the producing well at 7-5-22-3W5M and intends to commence drilling a further development well (0.6 net) at 6-17-22-3W5M in 2002. Both of these wells have targeted depths of approximately 3,500 metres.

Current production from the Whiskey Creek area is approximately 2.2 mmcfd sales gas plus 120 bpd of NGL net to Impact. Future successful gas wells will be tied into the Priddis Millarville Gas Pipeline for processing at the Quirk Creek Gas Plant.

Buick Creek, British Columbia

The Buick Creek area is located approximately 70 kilometres north of the town of Fort St. John. Impact has an average working interest of 52.5% in 10,486 (5,500 net) acres of land in this area. The primary exploration target is the Halfway zone with a secondary target in the Baldonnel zone to a depth of 1,500 metres. Impact has operated the drilling of four (2.1 net) successful gas wells in the Buick Creek area in 2001. Impact has operated the installation of a dehydration unit and 6.3 km x 100 mm outside diameter pipeline to the Westcoast Energy gas processing and transmission system and initiated production from three (1.6 net) gas wells.

Impact plans to install field compression at the Buick Creek site during 2002. Impact has identified a potential drilling location which it intends to drill in 2003. Current production at Buick Creek is approximately 1.0 mmcfd of sales gas and 18 bpd of NGL net to Impact.

Laprise, British Columbia

The Laprise area is located approximately 100 kilometres north of the town of Fort St. John. Impact has an average working interest of 30% in 24,899 (7,551 net) acres of land in this area. The primary exploration target is the Baldonnel zone with secondary targets in the Cretaceous and the Halfway to a depth of approximately 1,600 metres. Impact has operated the drilling of three (1.8 net) successful dual zone gas wells and has tied in two (1.2 net) of these wells into a nearby compressor station operated by El Paso for further transmission and processing on Westcoast Energy's system. Production startup was in March, 2002. Impact also has one (0.24 net) producing gas well that is producing approximately 150 mcfd net to Impact. Impact plans to drill two (1.2 net) development wells in the Laprise area in 2002.

Stolberg, Alberta

The Stolberg area is located approximately 200 kilometres northwest of the city of Calgary. Impact has an average working interest of 37.5% in 45,760 (17,160 net) acres of land in this area. Impact has currently identified a Mississippian overthrust prospect on three dimensional seismic. Other potential targets include the Viking, Cardium and Devonian zones at depths to 5,500 metres. Impact expects to commence drilling on this prospect in 2003.

Ram River, Alberta

The Ram River area is located approximately 140 kilometres northwest of the city of Calgary. Impact has an average working interest of 25% in 20,480 (5,120 net) acres of land in this area. The primary exploration target is the Swan Hills zone, which was the primary target of a well at 12-9-37-9W5M that was rig released in December of 2000. Although that well did not encounter commercial hydrocarbons in the targeted zone, it did provide evidence for the potential existence of a full reef build-up to the west of the initial well. A new drilling location is currently planned for the second half of 2002.

Blackleaf, Montana

The Blackleaf area is approximately 250 kilometres south of the city of Calgary in the foothills of the Rocky Mountains in Montana. Impact has a 37.5% average working interest in 17,227 (6,460 net) acres of land in this area. Impact has identified a Mississippian overthrust prospect on this acreage at an approximate depth of 1,700 metres. Startech Energy Corp., on behalf of Impact, has submitted an Application to Drill to the Federal Bureau of Land Management with the intention of drilling an exploratory test well once all regulatory requirements are met.

Other Properties

Crimson, Alberta

The Crimson area is located approximately 90 kilometres west of the city of Red Deer. Impact has an average working interest of 100% in 640 (640 net) acres of land and one (1.0 net) producing natural gas well in this area. Impact is the operator of the natural gas well. During the twelve months ended December 31, 2001, production from the Crimson area averaged 4 bpd of NGL and 112 mcfd of natural gas.

Ferrier, Alberta

The Ferrier area is located approximately 80 kilometres west of the city of Red Deer. Impact has an average working interest of 22% in 5,760 (1,272 net) acres of land, one (0.2 net) producing non-unit oil well, seven (1.2 net) producing natural gas wells, one (0.5 net) non-producing wells and a natural gas compressor station in this area. Impact also has a 16.289% interest in the Ferrier Cardium Unit 4. During the twelve month period ended December 31, 2001, production from the Ferrier area averaged 44 bpd of oil and NGL and 296 mcfd of natural gas.

Greencourt, Alberta

The Greencourt area is located approximately 110 kilometres northwest of the city of Edmonton. Impact has an average working interest of 55% in 28,158 (15,359 net) acres of land, one (0.5 net) producing natural gas well, two (1.0 net) non-producing natural gas wells and an extensive two and three dimensional seismic database over this area. During the twelve month period ended December 31, 2001, production from the Greencourt area averaged 2 bpd of oil and NGL and 41 mcfd of natural gas.

Minnehik, Alberta

The Minnehik area is located approximately 70 kilometres northwest of the city of Red Deer. Impact has an average working interest of 17% in 1,280 (213 net) acres of land, one (0.33 net) non-producing oil well, one (0.33 net) producing natural gas well and one (0.33 net) non-producing natural gas well in this area. Impact also has a gross overriding royalty on a producing natural gas well in this area. During the twelve month period ended December 31, 2001, production from the Minnehik area averaged 4 bpd of oil and NGL and 44 mcfd of natural gas.

Ricinus, Alberta

The Ricinus area is located approximately 90 kilometres southwest of the city of Red Deer. Impact has an average working interest of 36% in 19,040 (6,925 net) acres of land, one (0.4 net) producing oil well, one (0.5 net) non-producing gas well and two (0.8 net) producing natural gas wells. Impact drilled one (0.4 net) successful gas well on this property in 2001. During the twelve month period ended December 31, 2001, production from the Ricinus area averaged 16 bpd of oil and NGL and 173 mcfd of natural gas.

Peejay, British Columbia

The Peejay area is located approximately 80 kilometres north of the town of Fort St. John. Impact has an average working interest of 71% in 2,451 (1,750 net) acres of land, two (2.0 net) producing oil wells, two (0.83 net) producing natural gas wells and one (0.3 net) non-producing oil well in this area. During the twelve month period ended December 31, 2001, production from the Peejay area averaged 54 bpd of oil and NGL and 260 mcfd of natural gas.

Oil and Natural Gas Wells

The following table summarizes Impact's interest as at December 31, 2001 in wells which are producing or which Impact considers to be capable of production.

	Producing Wells				Shut-in Wells[3]			
	Oil		Natural Gas		Oil		Natural Gas	
	Gross[1]	Net[2]	Gross[1]	Net[2]	Gross[1]	Net[2]	Gross[1]	Net[2]
Alberta	14	4.0	10	3.6	3	0.9	8	3.7
British Columbia	2	2	4	1.6	1	0.3	8	4.2
Montana	0	0	0	0	0	0	3	1.1
Total	16	6.0	14	5.2	4	1.2	19	9.0

Notes:

(1) "Gross" refers to all wells in which Impact has either a working interest or a royalty interest.

(2) "Net" refers to the aggregate of the percentage working interests of Impact in the gross wells, before the deduction of royalties.

(3) "Shut-in Wells" refers to wells which have encountered and are capable of producing crude oil or natural gas but which are not producing due to lack of available transportation facilities, available markets or other reasons. Shut-in wells in which Impact has an interest are located no further than 10 kilometres from existing pipelines, except two shut-in natural gas wells in British Columbia and three shut-in natural gas wells in Montana which are over 10 kilometres;

Approximately 40% of the proved natural gas reserves and 65% of the proved oil and NGL reserves are on production as indicated in the Gilbert Report at December 31, 2001.

Undeveloped Land Holdings

The undeveloped land holdings of Impact as at December 31, 2001 are set forth in the following table:

	Undeveloped	
	Gross Acres[1]	Net Acres[2]
Alberta	131,628	54,989
British Columbia	37,159	13,464
Saskatchewan	5,453	5,349
Montana	38,021	27,254
Total	212,261	101,056

Notes:

(1) "Gross Acres" means the total number of acres in which Impact has an interest.

(2) "Net Acres" means the aggregate of the percentage working interests of Impact in the gross acres.

Oil and Natural Gas Reserve Estimates

The tables below are summaries as at January 1, 2002 of Impact's oil, NGL and natural gas reserves and the present worth of future net cash flows associated with such reserves as evaluated in the Gilbert Report based on constant and escalated price assumptions. The tables summarize the data contained in the Gilbert Report and as a result may contain slightly different numbers than the Gilbert Report due to rounding. **All future cash flows are stated prior to provision for income taxes and indirect costs and after deduction of royalties, estimated future capital expenditures and well abandonment costs. It should not be assumed that the present worth of estimated future cash flows shown below is representative of the fair market value of the reserves. There is no assurance that such price and cost assumptions will be attained and variances could be material. The recovery and reserve estimates of Impact's oil, NGL and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual reserves may be greater than or less than the estimates provided herein.**

The following table based on the Gilbert Report shows the estimated share, as at the dates indicated, of Impact's oil, NGL and natural gas reserves in its principal properties and the present value of estimated future net revenue for these reserves using escalated and constant prices and costs as indicated.

Estimated Reserves and Present Worth Value of the Crude Oil, Natural Gas Liquids and Natural Gas Reserves

	Gross Reserves[1]			Net Reserves[1]			Present Worth Value Discounted at			
	Oil	Natural Gas Liquids	Natural Gas	Oil	Natural Gas Liquids	Natural Gas	0%	10%	15%	20%
	(mbbls)	(mbbls)	(bcf)	(mbbls)	(mbbls)	(bcf)	(millions of dollars)			
Escalated Prices										
Proved Reserves										
Producing[3]	273	829	17.2	251	644	13.4	72.4	31.3	24.9	20.9
Non-Producing[4]	0	592	26.4	0	435	20.2	86.7	35.2	26.2	20.5
Total Proved[2]	273	1421	43.6	251	1079	33.6	159.1	66.5	51.1	41.4
Probable[5]	149	269	7.8	129	204	5.9	38.6	7.8	5.0	3.6
TOTAL	422	1690	51.4	380	1283	39.6	197.7	74.3	56.1	45.0

	Gross Reserves[1]			Net Reserves[1]			Present Worth Value Discounted at			
	Oil	Natural Gas Liquids	Natural Gas	Oil	Natural Gas Liquids	Natural Gas	0%	10%	15%	20%
	(mbbls)	(mbbls)	(bcf)	(mbbls)	(mbbls)	(bcf)	(millions of dollars)			
Constant Prices										
Proved Reserves										
Producing[3]	273	829	17.2	251	643	13.4	60.7	28.7	23.1	19.5
Non-Producing[4]	0	592	26.4	0	436	20.3	74.7	32.1	24.1	19.0
Total Proved[2]	273	1421	43.6	251	1079	33.7	135.4	60.8	47.2	38.5
Probable[5]	149	269	7.8	129	204	5.9	28.5	6.8	4.5	3.2
TOTAL	422	1690	51.4	380	1283	39.6	163.9	67.6	51.7	41.7

Notes:

(1) "**Gross**" means Impact's share of the gross reserves underlying the prospects in which Impact has either a working or royalty interest before deduction of royalties payable to others. "**Net**" means gross reserves after deduction of royalties payable to others. In order to estimate reserves after giving effect to the deduction of provincial royalties, certain assumptions must be made including forecasts of future prices and production. The net reserves are based on forecasts prepared by Gilbert of these and other factors necessary to estimate provincial and other royalties.

(2) "**Proved reserves**" means those reserves estimated as recoverable with a high degree of certainty under current technology and existing economic conditions in the constant price and cost analyses case and anticipated economic conditions in the escalated price and cost analyses case, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economically and technically successful in the subject reservoir.

(3) "**Producing reserves**" means those reserves that are actually on production and could be recovered from existing wells or, if facilities have not been installed, that would involve a small investment relative to cash flow. In multi-well pools involving a competitive situation, reserves may be subdivided into producing and non-producing reserves in order to reflect allocation of reserves to specific wells and their respective development status. All of Impact's proved producing reserves are on production.

(4) "**Non-producing reserves**" are those reserves that are not classified as producing.

(5) "**Probable reserves**" means those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proven under current technology and existing economic conditions in the case of constant pricing and anticipated economic conditions in the case of escalated pricing, but where such analysis suggests the likelihood of their existence and future recovery. Probable reserves to be obtained by the application of enhanced recovery processes are calculated as the increased recoverable reserves, over and above those that are estimated as proved reserves, which can be realistically estimated from the pool on the basis of enhanced recovery processes reasonably expected to be instituted in the future. **Gilbert applied a risk adjustment factor of 50% in the Gilbert Report to allow for geological and engineering risks associated with probable reserves.**

(6) The escalated price and cost analyses case uses the average market price for West Texas Intermediate as the marker crude price for crude oil and condensate and natural gas prices were based on an average Alberta price. The constant price case leaves prices of $28.10 (Cdn.) per barrel of oil (wellhead price) and $4.59 (Cdn.) per mcf of natural gas, which were the first year prices from the Gilbert escalated case run, constant for the life of the reserves.

Escalated prices used were based on Gilbert's forecasts at January 1, 2002 as follows:

	Crude Oil		Natural Gas	
	WTI at Cushing $U.S./barrel	Light Sweet Crude at Edmonton $CDN/barrel	Average Alberta $CDN/MMBTU	Exchange Rate $U.S./$1.00 Cdn.(7)
2002	20.00	30.75	3.95	0.635
2003	21.00	31.25	4.35	0.650
2004	21.00	30.50	4.45	0.670
2005	21.00	29.50	4.50	0.690
2006	21.25	29.50	4.50	0.700
2007	21.75	30.00	4.50	0.700
2008	22.00	30.50	4.50	0.700
2009	22.25	31.00	4.55	0.700
2010	22.50	31.50	4.60	0.700
2011	23.00	32.00	4.70	0.700
2012	23.25	32.50	4.75	0.700

escalated at 1.5% per annum thereafter.

(7) The Canadian dollar exchange rate for United States dollars is assumed to be $0.70 U.S. = $1.00 Cdn. after 2012.

(8) Capital and operating costs were escalated from 2001 values using inflation forecasts of 1.5% per year in the escalated price cases.

(9) The estimated total capital expenditures necessary to achieve the estimated future net production revenue from total proved and probable reserves in the escalated price case is $11.2 million. The estimated capital expenditures to produce the estimated total proved and probable reserves in each of the first two years in the escalated price case are $7.2 million (2002) and $3.9 million (2003).

(10) The estimated total capital expenditures necessary to achieve the estimated future net production revenue from total proved and probable reserves in the constant price case is $11.2 million. The estimated capital expenditures required to produce the estimated total proved and probable reserves in each of the first two years on the constant price case are $7.2 million (2002) and $3.8 million (2003).

(11) Alberta gas cost allowance and Jumping Pound allowance on remaining undepreciated capital basis were included in the economic evaluation. Mineral taxes on freehold interests were also included.

(12) ARTC has been included in this analysis in the corporate cash flows relating only to wells to be drilled by Impact in 2001 and future years.

Reconciliation of Reserves

The following table sets forth a reconciliation of Impact's gross total proved plus probable reserves (risked at 50%) as at December 31, 2001 against such reserves as at December 31, 2000.

	Oil (Mbbls)		**NGLs** (Mbbls)		**Natural Gas** (Mmcf)	
	Proven	Probable	Proven	Probable	Proven	Probable
December 31, 2000	0	0	0	0	0	0
Discoveries and Extensions	0	0	549	74	25.0	3.6
Acquisitions	330	172	918	205	20.1	5.1
Dispositions	0	0	0	0	0	0
Production	52	0	19	0	0.5	0
Revisions	-5	-23	-27	-10	-1.0	-0.9
December 31, 2001	273	149	1421	269	43.6	7.8

History

The following table summarizes the average daily production volume, before deduction of royalties, for Impact for the year ended December 31, 2001. For the year ended December 31, 2000, historical production, before deduction of royalties, for the Impact Properties consisted of 190 bbls/d Crude Oil and NGL and 680 mcf/d of Natural Gas.

	Quarter Ended March 31	**Quarter Ended June 30**	**Quarter Ended September 30**	**Quarter Ended December 31**
Crude Oil (bbls/d)	182	172	152	130
NGL (boe/d)	27	22	40	122
Natural Gas (mcf/d)	761	701	1,446	3,162

The following table summarizes the average net product prices received, royalties, operating expenses and netback received for Impact for the year ended December 31, 2001.

	Quarter Ended March 31	**Quarter Ended June 30**	**Quarter Ended September 30**	**Quarter Ended December 31**
Crude Oil (per bbl)				
Prices Received ($)	38.60	38.08	36.26	26.75
Royalties ($)	4.08	3.54	4.09	2.88
Operating Costs ($)	5.45	8.58	12.41	10.89
Netback ($)	29.07	25.95	19.76	12.98
NGL (per bbl)				
Prices Received ($)	40.89	39.57	30.37	21.54
Royalties ($)	12.40	15.19	9.58	5.41
Operating Costs ($)	5.86	9.98	9.97	7.23
Netback ($)	22.63	14.40	10.82	8.90
Natural Gas (per mcf)				
Prices Received ($)	8.45	6.72	3.48	3.50
Royalties ($)	2.70	1.68	1.01	0.77
Operating Costs ($)	0.61	0.91	1.22	0.75
Netback ($)	5.14	4.13	1.25	1.98

The following table summarizes petroleum and natural gas sales, cash flow from operations and net earnings for Impact for the year ended December 31, 2001.

	Quarter Ended March 31	**Quarter Ended June 30**	**Quarter Ended September 30**	**Quarter Ended December 31**
Petroleum and Natural Gas Sales	$ 859,284	$1,103,507	$1,081,352	$1,566,814
Cash Flow	$ 356,936	$ 372,849	$ 335,339	$ 728,914
Per share, basic	$ 0.02	$ 0.01	$ 0.01	$ 0.02
Per share, diluted	$ 0.02	$ 0.01	$ 0.01	$ 0.02
Net Earnings	$ 146,070	$ 132,076	$ 87,277	$ 302,986
Per share, basic	$ 0.01	-	-	$ 0.01
Per share, diluted	$ 0.01	-	-	$ 0.01

The following table summarizes the dollar amounts expended on property acquisition, exploration and drilling and development and facilities for Impact for the year ended December 31, 2001.

	Quarter Ended March 31	**Quarter Ended June 30**	**Quarter Ended September 30**	**Quarter Ended December 31**
Property Acquisition	$13,381,407	$ 807,573	$ (184,419)	$ 848,086
Exploration and Drilling	$ 833,305	$ 577,603	$ 2,991,415	$ 6,530,704
Development and Facilities	$ 1,160,960	$ 979,017	$ 3,543,248	$ 6,085,128
Total	$15,375,672	$ 2,364,193	$ 6,350,244	$13,463,918

Industry Conditions

The oil and natural gas industry is subject to extensive controls and regulations governing its operations (including land tenure, exploration, development, production, refining, transportation and marketing) imposed by legislation enacted by various levels of government and with respect to pricing and taxation of oil and natural gas by agreements among the governments of Canada, Alberta, Saskatchewan and British Columbia, all of which should be carefully considered by investors in the oil and gas industry. It is not expected that any of these controls or regulations will affect the operations of Impact in a manner materially different than they would affect other oil and gas companies of similar size. All current legislation is a matter of public record and Impact is unable to predict what additional legislation or amendments may be enacted. Outlined below are some of the principal aspects of legislation, regulations and agreements governing the oil and gas industry.

Pricing and Marketing – Oil and Natural Gas

The producers of oil are entitled to negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. Such price depends in part on oil quality, prices of competing oils, distance to market, the value of refined products and the supply/demand balance. Oil exporters are also entitled to enter into export contracts with terms not exceeding one year in the case of light crude oil and two years in the case of heavy crude oil, provided that an order approving such export has been obtained from the National Energy Board of Canada (the "NEB"). Any oil export to be made pursuant to a contract of longer duration requires an exporter to obtain an export licence from the NEB and the issuance of such licence requires the approval of the Governor in Council.

The price of natural gas is determined by negotiation between buyers and sellers. Natural gas exported from Canada is subject to regulation by the NEB and the Government of Canada. Exporters are free to negotiate prices with purchasers, provided that the export contracts must continue to meet certain other criteria prescribed by the NEB and the Government of Canada. Natural gas exports for a term of less than 2 years or for a term of 2 to 20 years (in quantities of not more than 30,000 m3/day), must be made pursuant to an NEB order. Any natural gas export to be made pursuant to a contract of longer duration or a larger quantity requires an exporter to obtain an export licence from the NEB and the issuance of such licence requires the approval of the Governor in Council.

The governments of British Columbia, Alberta and Saskatchewan also regulate the volume of natural gas which may be removed from those provinces for consumption elsewhere based on such factors as reserve ability, transportation arrangements and market considerations.

The lack of firm pipeline capacity continues to limit the ability to produce and market natural gas production although pipeline expansions are ongoing. In addition, the prorationing of capacity on the interprovincial pipeline systems continues to limit oil exports.

The North American Free Trade Agreement

The North American Free Trade Agreement ("NAFTA") among the governments of Canada, the United States of America and Mexico became effective on January 1, 1994. NAFTA carries forward most of the material energy terms that are contained in the Canada – United States Free Trade Agreement. Canada continues to remain free to determine whether exports of energy resources to the United States or Mexico will be allowed, provided that any export restrictions do not: (i) reduce the proportion of energy resources exported relative to domestic use (based upon the proportion prevailing in the most recent 36 month period); (ii) impose an export price higher than the domestic price; or (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum export or import price requirements.

NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. The agreement also contemplates clearer disciplines on regulatory changes and the minimization of disruption to contractual arrangements, which is important for Canadian natural gas exports.

Provincial Royalties and Incentives

In addition to federal regulation, each province has legislation and regulations which govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of crude oil, natural gas liquid, sulphur and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee, although production from such lands is subject to certain provincial taxes and royalties. Crown royalties are determined by government regulation and are generally calculated as a percentage of the value of the gross production. The rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date and the type or quality of the petroleum product produced.

From time to time, the governments of the western Canadian provinces create incentive programs for exploration and development. Such programs often provide for royalty rate reductions, royalty holidays and tax credits, and are generally introduced when commodity prices are low. The programs are designed to encourage exploration and development activity by improving earnings and cash flow within the industry.

In the Province of Alberta, a producer of oil or natural gas is entitled to a credit against the royalties payable to the Crown by virtue of the Alberta royalty tax credit ("ARTC") program. In general, the ARTC program provides a rebate on Alberta Crown royalties paid in respect of eligible producing properties.

Land Tenure

Crude oil and natural gas located in the western provinces is owned predominantly by the respective provincial governments. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licences and permits for varying terms from two years and on conditions set forth in provincial legislation, including requirements to perform specific work or make payments. Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas are granted by lease on such terms and conditions as may be negotiated.

Environmental Regulation

The oil and natural gas industry is currently subject to environmental regulations pursuant to a variety of provincial and federal legislation. Such legislation provides for restrictions and prohibitions on the release or emission of various substances produced in association with certain oil and gas industry operations. In addition, such legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. Compliance with such legislation can require significant expenditures and a breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage and the imposition of material fines and penalties.

Environmental legislation in the Province of Alberta has been consolidated into the *Environmental Protection and Enhancement Act* (the "EPEA"), which came into force on September 1, 1993. The EPEA imposes stricter environmental standards, requires more stringent compliance, reporting and monitoring obligations and significantly increases penalties. Impact is committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making increased expenditures of both a capital and expense nature as a result of the increasingly stringent laws relating to the protection of the environment and will be taking such steps as required to ensure compliance with the EPEA and similar legislation in other jurisdictions in which it operates.

Selected Financial Information

Annual Information

The following is a summary of selected financial information for Impact for the periods indicated. Impact commenced active business operations in 2001.

	Years Ended December 31	
	2001	**2000**
Revenue	$ 4,610,957	-
Cash flow from operations	$ 1,794,038	-
Per share basic	$ 0.04	-
Per share fully diluted	$ 0.04	-
Net Income	$ 668,409	-
Per share basic	$ 0.02	-
Per share fully diluted	$ 0.02	-
Assets	$ 49,333,173	$ 1
Long-term liabilities	-	-

Dividend Policy

Impact has not declared or paid any dividends on its Common Shares since its incorporation. Any decision to pay dividends on the Common Shares will be made by the board of directors of Impact on the basis of the Corporation's earnings, financial requirements and other conditions existing at such future time.

Management's Discussion and Analysis

In addition to the information provided below, reference is made to the information under the "Management's Discussion and Analysis" contained on pages 13 to 15 of Impact's annual report for the year ended December 31, 2001, which information is incorporated herein by reference.

Results for the Quarter Ended December 31, 2001

Crude oil and NGL production for the quarter ended December 31, 2001 was 23,223 bbls or 252 bopd compared to an average of 15,873 bbls per quarter or 197 bopd for the first three quarters of 2001. Natural gas production for the fourth quarter of 2001 was 290,871 mcf or 3,162 mcfd compared to an average of 80,586 mcf per quarter or 999 mcfd for the first three quarters. Fourth quarter production increased as a result of production start up at the Whiskey Creek 7-5 well in November and a full quarter of production from the North Buick c-54-F well, which began production in August. Since these are both gas wells, the greatest percentage increase was 217% on natural gas production. The NGL production from these wells also contributed, although not as dramatically, by increasing liquids production by 146%. Corporate average crude oil prices averaged $37.23/bbl for the first three quarters compared to an average price of $24.23/bbl in the fourth quarter. Corporate average natural gas prices averaged $5.26/mcf during the first three quarters compared to an average price of $3.50/mcf in the fourth quarter. Consequently, the increase in revenue from petroleum and natural gas sales for the fourth quarter was somewhat muted by the lower prices. Fourth quarter revenue was $1.57 million, which was 54% higher than the average of $1.01 million per quarter for the first three quarters.

Directors and Officers

The name, municipality of residence and principal occupation during the last five years of each of the directors and senior officers of Impact are as follows:

Name of Municipality of Residence	Position with Impact	Principal Occupation During Last Five Years
John Barford Toronto, Ontario	Director	President of Valleydene Corporation Limited, a privately held investment holding company based in Toronto, Ontario.
John M. Clark Toronto, Ontario	Director	President of Investments and Technical Management Corp., a private company that invests in public and private companies.
Paul Colborne Calgary, Alberta	Chairman and Director	President and Chief Executive Officer of Crescent Point Energy Ltd., a junior oil and gas company. From 1993 to February, 2001, President and Chief Executive Officer of Startech Energy Inc.

Name of Municipality of Residence	Position with Impact	Principal Occupation During Last Five Years
Marshall R. Copithorne Calgary, Alberta	Director	President of C L Ranches Ltd., a private company carrying on ranching operations.
Peter N. Bannister Calgary Alberta	President and Director	President of Impact. From January, 1998 to February, 2001, Vice President, Corporate Development of Startech Energy Inc. From 1993 to January 1998, Vice President Exploration and Development of Boomerang Resources Limited and Laurasia Resources, publicly traded oil and gas companies.
Paul A. Infuso Calgary, Alberta	Vice President, Business Development	Vice President, Business Development of Impact. To May, 2000 land manager and Vice President, Business Development of Ulster Petroleums Ltd., a publicly traded oil and gas company.
Kelvin B. Johnston Calgary, Alberta	Vice President, Exploration and Director	Vice President, Exploration of Impact. From September, 1993 to February, 2001, Exploration Manager and Vice President, Exploration of Startech Energy Inc.
Murray W. Mason Calgary, Alberta	Vice President, Production	Vice President, Production of Impact. From October, 1993 to January, 2001, Production Manager and Vice President, Production of Startech Energy Inc.
James M. Pasieka Calgary, Alberta	Secretary	Lawyer with Heenan Blaikie. Chairman of the board of directors of Thunder Energy Inc., a publicly traded oil and gas company. From January, 2000 to September, 2001, Vice President, Corporate Development – Venture Capital with Cavendish Investing Ltd., a private investment company. Secretary of Startech Energy Inc. from March, 1997 until February, 2001. From August, 1995 to December, 1999, lawyer with Code Hunter.
Ned M. Studer Calgary, Alberta	Treasurer and Chief Financial Officer	Treasurer and Chief Financial Officer of Impact. Joined Startech Energy Inc. in 1993 and remained with Startech until the formation of Impact in January, 2001.

Messrs. Bannister and Colborne have served as directors of Impact since December 6, 2000. Messrs. Barford, Clark, Copithorne and Johnston have served as directors of Impact since December 20, 2000. Each of the directors has been elected to serve as such until the next annual meeting of the shareholders of Impact unless their office is earlier vacated.

The board of directors of Impact has an audit committee, a compensation committee and environment and safety committee. Messrs. Barford, Clark and Copithorne make up the audit committee. Messrs. Barford, Clark, Colborne and Copithorne make up the compensation committee. Messrs. Barford, Clark and Colborne make up the environment and safety committee.

As at December 31, 2001, the directors and senior officers of Impact as a group beneficially owned, directly or indirectly, or exercised control or direction over 5,867,343 Common Shares. This represents approximately 11.52% of the 50,942,630 outstanding Common Shares.

Market for Securities

The Common Shares are listed and posted for trading on the TSE under the symbol "IEY".

Additional Information

Impact will provide the following to any person or company upon request:

1. one copy of this Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in this Annual Information Form;

2. one copy of the comparative financial statements of Impact for the year ended December 31, 2001 and the auditor's report thereon;

3. one copy of any interim financial statements filed by Impact for periods subsequent to the year ended December 31, 2001;

4. one copy of the information circular of Impact in respect of the annual and special meeting of the holders of Common Shares to be held on May 23, 2002.

5. at any time that securities of Impact are in the course of distribution under a preliminary short form prospectus or a short form prospectus, one copy of the documents that are incorporated by reference in the preliminary short form prospectus or the short form prospectus.

Requests should be made to the secretary of Impact at Suite 1400, 340 – 12th Avenue S.W., Calgary, Alberta, T2R 1L5.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of securities of Impact, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the information circular of Impact in respect of the annual and special meeting of the holders of Common Shares to be held on May 23, 2002. Additional financial information is provided in Impact's comparative financial statements for the year ended December 31, 2001.

MATERIAL CHANGE REPORT

Under Section 85(1)(b) of the *Securities Act* (British Columbia), Section 146(1) of the *Securities Act* (Alberta), Section 84(1) of *The Securities Act, 1988* (Saskatchewan), Section 75(2) of the *Securities Act* (Ontario) and Section 81(2) of the *Securities Act* (Nova Scotia)

1. REPORTING ISSUER

Impact Energy Inc.
1400, 340 - 12th Avenue S.W.
Calgary, Alberta
T2R 1L5

2. DATE OF MATERIAL CHANGE

March 12, 2002

3. PRESS RELEASE

A press release was issued March 13, 2002.

4. SUMMARY OF MATERIAL CHANGES

Impact Energy Inc. ("Impact") has entered into a special warrant bought deal financing with an underwriting syndicate led by Griffiths McBurney & Partners and including BMO Nesbitt Burns, National Bank Financial, TD Newcrest and Yorkton Securities Inc.

5. FULL DESCRIPTION OF MATERIAL CHANGES

Impact has entered into a special warrant bought deal financing with an underwriting syndicate led by Griffiths McBurney & Partners and including BMO Nesbitt Burns, National Bank Financial, TD Newcrest and Yorkton Securities Inc. Impact will issue 5,000,0000 special warrants at a price of $1.60 each for total gross proceeds of $8,000,000. Each special warrant will be exercisable to acquire one common share of Impact for no additional consideration. Impact may grant Griffiths McBurney & Partners the option to purchase an additional 1,250,000 special warrants prior to the closing of the offering, which would result in additional gross proceeds of $2,000,000 if exercised. Proceeds of the offering will be used to fund Impact's exploration and development capital program. The offering is scheduled to close on March 22, 2002 and is subject to regulatory approval and the completion of definitive documentation.

6. RELIANCE ON SECTION 74(3) OF THE ACT

Not applicable.

7. OMITTED INFORMATION

Not applicable.

8. SENIOR OFFICERS

For further information please contact Peter Bannister, President of the Corporation, at (403) 514-0030.

9. STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material changes referred to herein.

DATED at the City of Calgary, in the Province of Alberta, this 14th day of March, 2002.

IMPACT ENERGY INC.

Signed *"Peter Bannister"*

Per: Peter Bannister
President

cc: The Toronto Stock Exchange

Impact Energy Inc.

2002 FIRST QUARTER INTERIM REPORT
Three Months Ended March 31, 2002

PRESIDENT'S MESSAGE TO THE SHAREHOLDERS

On behalf of the Board of Directors, I am pleased to report the first quarter 2002 results for Impact Energy Inc. ("Impact" or the "Company"). Activities for the first quarter focused on pipeline and related facility projects at Buick Creek and Laprise in Northeast B.C. to bring into production 4 of the 6 successful operated gas wells that Impact drilled in the fourth quarter of 2001. In addition, the Company continued drilling and completion operations on its Whiskey Creek property in Alberta.

During the quarter, Impact also added to its drill ready, high impact prospect inventory by acquiring a 100% working interest in a newly defined Mississippian overthrust prospect developed by the Company, with significant natural gas reserve potential. Impact is currently formulating plans to drill this prospect along with others in its exploration inventory.

In March, the Company announced and closed an equity financing at a price of $1.60 per share for gross proceeds of $10 million to assist in funding Impact's exploration and development program. Due to the unique risk/reward profile of Impact and the activities it is undertaking relative to its size, the Company remains focused on maintaining a conservative balance sheet.





Operations Review

During the quarter, the Company completed construction of approximately 10 km of pipeline and related facilities at its Buick Creek and Laprise properties to deliver gas from 4 of the 6 successful gas wells it drilled in the 4th quarter of 2001. Tie-in options for the remaining two gas wells (one each at Buick Creek and Laprise) will be evaluated in conjunction with the results of Impact's proposed third quarter drilling program in British Columbia.

Additional production was brought on during January at Buick Creek and March at Laprise. This provided for combined production from these areas in March of 3.1 mmcf/d (net sales) and 40 bbl/d of associated liquid hydrocarbons.

Currently, spring break up conditions have curtailed production from the Company's northeast British Columbia properties restricting access to its newly constructed facilities. Longer term, the Company will be looking for solutions to these issues including a sweet gas fuel source at Buick Creek for dehydration and eventually compression facilities. Installation of compression at Buick Creek remains a priority for the third quarter of this year as the wells are currently flowing against pressure directly into the Westcoast system.

At Whiskey Creek in Alberta, the Company finished drilling the first of three proposed step out wells located at 10-32-21-3W5M in early February and spud the second of these wells in Lsd 3-8-22-3W5M (45% W.I.) later in the same month. Subsequent to the drilling of the 10-32 well, completion operations were undertaken and the results indicated that the wellbore encountered a Mississippian pool separate from that encountered in the 7-5-22-3W5M discovery well. Production test and pressure information will be assessed in the second quarter to determine whether the 10-32 wellbore will be tied in as a producing gas well or suspended for a future whipstock to the west targeting the thrust sheet that contains the 7-5 well.

The 3-8 step out well which spud in late February has reached total depth and has been cased as a potential gas well pending completion and testing.

The last of the three proposed development wells located in 6-17-22-3W5 which will be drilled from the same surface lease as the 3-8 well will not be spud until after completion and testing of the 3-8 wellbore.

Currently, production at Whiskey Creek has been temporarily shut-in due to a pipeline break on the transmission pipeline delivering gas to the Quirk Creek Gas Plant (see Note 4 - Subsequent Event in the financials).

Financial Review and Operating Highlights

Financial

(unaudited)	*Three Months Ended* March 31, 2002	*Three Months Ended* March 31, 2001	% change
Petroleum and natural gas sales	**$ 2,483,190**	$ 859,284	**189**
Cash flow	**$ 1,076,937**	$ 356,936	**202**
per share, basic	**$ 0.02**	$ 0.02	**-**
Net earnings	**$ 284,547**	$ 146,070	**95**
per share, basic	**$ 0.01**	$ 0.01	**-**
Capital expenditures, before net acquisitions	**$ 7,485,089**	$ 2,314,065	**223**
Weighted average common shares outstanding, basic	**51,637,074**	23,716,235	**118**
Common shares outstanding at period end	**57,192,630**	44,269,227	**29**

Operating

	Three Months Ended March 31, 2002	*Three Months Ended* March 31, 2001	% change
Crude oil and NGL			
Production			
Barrels	**24,369**	12,341	**97**
Barrels per day	**271**	209	**30**
Average selling price			
Corporate ($Cdn per barrel)	**$ 26.28**	$ 38.90	**-32**
WTI (US$ per barrel)	**$ 21.67**	$ 28.66	**-24**
Natural gas			
Production			
Thousand cubic feet	**489,033**	44,889	**989**
Thousand cubic feet per day	**5,434**	761	**614**
Average selling price			
Corporate ($Cdn/thousand cubic feet)	**$ 3.79**	$ 8.45	**-55**
AECO-C Hub ($Cdn/thousand cubic feet)	**$ 3.35**	$ 10.90	**-69**
BOE production/pricing (6:1 conversion)			
BOE per day	**1,176**	336	**250**
Average corporate selling price ($Cdn per BOE)	**$ 23.45**	$ 43.35	**-46**

OUTLOOK

Second quarter activity will be restricted by spring break-up, however, Impact is preparing for an active third quarter of activity at Laprise and Whiskey Creek. The Company is also planning the drilling of some of its high impact exploration inventory in the second half of this year, specifically at Ram River and its newly developed Mississippian overthrust prospect. Impact's Ram River prospect is anticipated to be spud by the operator during the second quarter. The well is targeting a Devonian Swan Hills reef at a depth of approximately 4,600 meters. Reserve potential for the prospect is up to 250 Bcf of natural gas. Impact will not have any capital exposure with respect to the drilling and completion of this well and will retain a 12.5% working interest in the prospect. We look forward to reporting our progress on our activities as the year develops.

On behalf of the Board of Directors,

Peter N. Bannister
President

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis of financial conditions and results of operations ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2002 and the audited financial statements and MD&A for the year ended December 31, 2001.

FINANCIAL SUMMARY

Impact's prior year first quarter results only include operations from the date of shareholder approval of the Startech Energy Inc. asset roll-in, which was January 31, 2001. Since the initial share issuance of Impact occurred on this same date the weighted average shares for the first quarter of 2001 were low and resulted in relatively higher per share values. Impact was initially capitalized with no cash and minimal cash flow and subsequent to start up the Company required equity capital to implement its business plan. Impact's first quarter production income, cash flow and net income increased considerably in comparison to the same period for 2001, however the aforementioned effect on weighted average shares left the cash flow and earnings per share flat in comparison to last year. Production volumes were the main contributor to these gains as pricing was significantly weaker.

PRODUCTION INCOME

Natural gas production was up over 10 times from 44.9 mmcf a year ago to 489.0 mmcf for the first quarter of 2002, reflecting the start up of Whiskey Creek 7-5 and the Northeast BC properties late last year and during the first quarter of 2002. In the first quarter, natural gas production increased from 761 mcf/day in 2001 to 5.4 mmcf/day for 2002. Crude oil and natural gas liquid production was up 97% from 12,341 bbls to 24,369 bbls over the same quarter a year ago reflecting increased liquids associated with the higher natural gas production and negatively impacted by dispositions of minor crude oil properties representing approximately 60 BOE per day of net production to the Company. Crude oil and NGL's averaged 271 bopd during the first quarter of 2002 as compared to 209 bopd during the same quarter of 2001.

Corporate average natural gas prices dropped from $8.45/mcf a year ago to $3.79/mcf during the first quarter of 2002. During the first quarter of this year, Impact's corporate average price was $0.44 higher than the average AECO month index price of $3.35 for this period. This results from a combination of higher heating value, selling at daily spot during a rising market and slightly higher Station 2 (NE BC pricing) prices. Corporate average crude oil and NGL prices dropped from $38.90/bbl a year ago to $26.28/bbl during the first quarter of 2002. The corporate average differential to C$WTI increased from C$4.88 a year ago to C$10.86 during the first quarter of 2002 due to the increased percentage of NGL's in the total volumes. Production in the first quarter increased 250% from 336 boe/day a year ago to 1,176 boe/day in 2002 while corporate average prices dropped from $43.35 per boe last year to $23.45 per boe in 2002. In spite of the large price drop, production increases moved first quarter petroleum and natural gas sales by 189% from $859,284 a year ago to $2.5 million in 2002.

CASH FLOW FROM OPERATIONS

Impact's cash flow from operations in the first quarter rose by 202% from $356,936 a year ago to $1.1 million in 2002.

Consistent with rising production, royalties for the first quarter rose from $184,917 a year ago to $408,408 in 2002. However, royalty rates dropped from 21.5% a year ago to 16.5% in 2002. The reduced royalty rates result from a combination of lower commodity prices, a larger component of flat rate freehold royalty and implementation of gas cost allowance recoveries. It is estimated that royalty rates will increase to about 18% for the remainder of the year due to rising commodity prices and recognition of non-recurring adjustments in the first quarter.

Lease operating expense for the first quarter increased from $95,314 a year ago to $664,864 in 2002 or from $4.18 per boe a year ago to $6.28 per boe in 2002. The 2001 operating cost was lower due to a higher mix of lower cost crude oil operations and lower accruals during the start-up phase of the new company. The current lease operating expense rates are more reflective of the increased natural gas production in Impact's current production mix. Impact processes its gas through non-owned facilities as all available capital is directed to exploration and development of reserves. The prices charged by the third party processing facilities will generally result in lease operating expense concurrent with that recorded by Impact in the first quarter of 2002.

First quarter general and administrative costs, net of capital and operating recoveries, dropped by 14% from $223,722 a year ago to $192,749 in 2002 or $1.82 per boe in 2002 compared to $11.29 per boe a year ago. Capital recoveries are much higher this year with the increased drilling and development activities. The trend to lower general and administrative costs per boe will continue as additional development brings on additional production.

Interest expense for the first quarter was up from $5,767 a year ago to $91,639 for 2002. The increased expense results from a combination of higher average debt associated with increased capital expenditures, equity financing received late in the quarter and bank fees of $38,000 related to the increased line of credit. Interest expense was offset for the first quarter by other income of $14,085 a year ago and $8,651 for 2002. Other income was mainly investment earnings from short term cash surpluses that resulted from equity financings completed during the quarter.

Current other taxes in the first quarter were $6,713 a year ago and $16,508 in 2002. These amounts are large corporation tax accruals offset by a small accrued receivable for ARTC in 2002.

Net Earnings

Impact's first quarter net earnings grew by 95% from $146,070 last year to $284,547 for 2002.

Depletion, depreciation and amortization for the first quarter increased from $76,866 a year ago to $572,390 in 2002 or $3.88 per boe last year compared to $5.41 per boe for 2002. The absolute increase is a direct result of the combination of capital expenditure and production volume increases. Future income tax expense for the first quarter increased from $134,000 a year ago to $220,000 for 2002.

Capital Expenditures

Although capital expenditures are down from the active period at the end of 2001, first quarter capital expenditures increased 223% from $2.3 million last year to $7.5 million in 2002. Main areas of activity for 2002 were Whiskey Creek drilling and completion at $4.3 million, N.E. British Columbia facilities and gathering systems at $2.0 million and undeveloped land acquisitions of $1.2 million. Current plans call for capital expenditures of approximately $22.5 million for the year, with the remaining $15.0 million (67%) scheduled for the third and fourth quarters. During the first quarter of 2002, Impact made two small minor property dispositions with total proceeds of $547,000.

Liquidity and Capital Resources

At March 31, 2002 Impact had an established credit line of $20 million with net debt including working capital deficit of $4 million. The remaining capital expenditures for 2002 will be funded from projected cash flow of $6 million and additional debt of $9.0 million. Additional minor property dispositions are possible which would reduce the additional debt requirement.

CONSOLIDATED BALANCE SHEETS

	March 31, 2002 *(unaudited)*	December 31, 2001 *(unaudited)*
ASSETS		
Current assets:		
Cash	**$ 11,124**	$ 13,744
Accounts receivable	**11,364,838**	12,478,241
	11,375,962	12,491,985
Capital assets (net)	**43,216,415**	36,841,188
	$54,592,377	$49,333,173
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	**$15,393,348**	$20,008,485
Operating loan	**19,095**	–
	15,412,443	20,008,485
Provision for future site restoration	**177,536**	168,008
Future income taxes	**3,218,000**	3,278,000
	18,807,979	23,454,493
Shareholders' Equity:		
Share capital (Note 2)	**34,831,442**	25,210,271
Retained earnings	**952,956**	668,409
	35,784,398	25,878,680
	$54,592,377	$49,333,173

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations and Retained Earnings

(unaudited)

	Three Months Ended March 31, 2002	Three Months Ended March 31, 2001
Revenue:		
Petroleum and natural gas sales	**$ 2,483,190**	$ 859,284
Royalties	**(408,408)**	(184,918)
Other income	**8,651**	14,085
	2,083,433	688,451
Expenses:		
Oil and gas operating	**705,600**	95,313
Administration	**192,749**	223,722
Interest	**91,639**	5,767
Depletion, depreciation and amortization	**572,390**	76,866
	1,562,378	401,668
Earnings before income and other taxes	**521,055**	286,783
Income and other taxes		
Current other taxes	**16,508**	6,713
Future income taxes	**220,000**	134,000
	236,508	140,713
Net earnings for the period	**284,547**	146,070
Retained earnings, beginning of period	**668,409**	–
Retained earnings, end of period	**$ 952,956**	$ 146,070
Net earnings per share		
Basic	**$ 0.01**	$ 0.01
Diluted	**$ 0.01**	$ 0.01
Weighted average basic shares outstanding	**51,637,074**	23,716,235

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Three Months Ended March 31, 2002	*Three Months Ended* March 31, 2001
CASH PROVIDED BY (USED IN):		
OPERATING:		
Net earnings for the period	**$ 284,547**	$ 146,070
Non-cash items:		
Depletion, depreciation and amortization	**572,390**	76,866
Future income taxes	**220,000**	134,000
Funds generated from operations	**1,076,937**	356,936
Changes in non-cash working capital items relating to operations	**3,544,062**	(622,399)
	4,620,999	(265,463)
FINANCING:		
Bank loan	**19,095**	–
Issuance of shares (net of costs)	**9,341,171**	7,469,978
	9,360,266	7,469,978
INVESTING:		
Additions to capital assets	**(7,485,089)**	(2,314,065)
Proceeds on sale of capital assets	**547,000**	–
Changes in non-cash working capital items relating to investing	**(7,045,796)**	1,104,178
	(13,983,885)	(1,209,887)
Increase (decrease) in cash	**(2,620)**	5,994,628
Cash, beginning of period	**13,744**	1
Cash, end of period	**$ 11,124**	$ 5,994,629
Funds generated from operations per share:		
Basic	**$ 0.02**	$ 0.02
Diluted	**$ 0.02**	$ 0.02

See accompanying notes to consolidated financial statements.

SELECTED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three months ended March 31, 2002 (unaudited)

The interim financial statements of the Corporation have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal year ended December 31, 2001, except as noted below. The disclosure which follows is incremental to the disclosure included with the annual financial statements. These interim financial statements should be read in conjunction with the financial statements and the notes thereto in the Company's annual report for the year ended December 31, 2001.

NOTE 1 Significant Accounting Policies

Effective January 1, 2002, the Company has prospectively adopted the new accounting policies with respect to accounting for stock options. The intrinsic value based method of accounting for stock options will be applied to options granted subsequent to adoption of this policy.

NOTE 2 Share Capital

Authorized:	Common shares:	unlimited
	Preferred shares:	unlimited

Issued:

	Number of shares	Amount
Common shares		
Balance December 31, 2001	50,942,630	$25,210,271
Special warrants issued for cash	6,250,000	10,000,000
Share issue costs (net of future income tax benefit of $280,000)		(378,829)
	57,192,630	$34,831,442

Subsequent to March 31, 2002, the special warrants were all converted to common shares upon clearance of a final prospectus.

The shareholders of the Corporation approved an employee stock option plan under which both employees and directors are eligible to receive grants. Under the terms of the stock option plan, options must be exercised within five years from the date of the granting of the option. The vesting period or periods within this five year period during which an option may be exercised by a participant shall be determined by the Board. Options granted during the quarter vest one third six months from the date of the grant and one third on each anniversary from the date of the grant.

	Number of options	Weighted average exercise price
Stock options outstanding at December 31, 2001	3,556,000	$ 0.83
Granted	0	–
Stock options outstanding at March 31, 2002	3,556,000	$ 0.83
Exercisable at March 31, 2002	1,664,002	$ 0.61

NOTE 3 Financial Instruments

The Corporation has a price risk management program whereby the commodity price associated with a portion of its future production is fixed. The Corporation sells forward a portion of its future production through a combination of fixed price sales contracts with customers and commodity swap agreements with financial counterparties. The forward and futures contracts are subject to market risk from fluctuating commodity prices and exchange rates; however, gains or losses on the contracts are offset by changes in the value of the Corporation's production.

Subsequent to March 31, 2002, the Corporation entered into a contract to fix the price applicable to future production as follows:

Year	*Time Period*	*Commodity*	*Type of Contract*	*Quantity Hedged*	*Hedged Price*
2002	May 1-Oct 31	Natural Gas	Costless Collar	2,500 GJ/day	Floor:$4.00/GJ AECO Index Cap: $5.25/GJ AECO Index

NOTE 4 Subsequent Event

Subsequent to quarter end, the Company announced that production from its Whiskey Creek discovery well located at 7-5-22-3W5M has been temporarily shut-in due to a pipeline break on the transmission pipeline delivering gas to the Quirk Creek Plant. Impact will work with other area operators and the pipeline owners to assess the extent and cause of the damage. The timeline for repair and returning the pipeline to service will be dependent on the findings of the damage assessment. The Company has business interruption insurance in place for Whiskey Creek.

CORPORATE INFORMATION

Head Office
Suite 1400, 340 - 12th Avenue S.W.,
Calgary, Alberta T2R 1L5
Tel: (403) 514-0030
Fax: (403) 514-0036

Impact Energy Inc.

Officers

P. Bannister, *President*

P. Infuso, *Vice-President, Business Development*

K. Johnston, *Vice-President, Exploration*

M. Mason, *Vice-President, Production*

J. Pasieka, *Secretary*

N. Studer, *Treasurer & Chief Financial Officer*

Directors

Paul Colborne, Chairman (2)(3)

Peter N. Bannister

John Barford (1)(2)(3)

John Clark (1)(2)(3)

Marshall R. Copithorne (1)(2)

Kelvin B. Johnston

(1) Member of Audit Committee
(2) Member of Compensation Committee
(3) Member of Environment and Safety Committee

Website
www.impactenergy.ca

Banker
The Royal Bank of Canada, Calgary, Alberta

Auditor
KPMG LLP, Calgary, Alberta

Legal Counsel
Heenan Blaikie, LLP, Calgary, Alberta

Evaluation Engineers
Gilbert Laustsen Jung Associates Ltd. Calgary, Alberta

Stock Exchange Listings
The Toronto Stock Exchange – "IEY"

Registrar Agent
Investors are encouraged to contact our Registrar and Transfer Agent for information regarding their security holdings:

Computershare Investor Services Canada
600, 530 - 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Tel: (403) 267-6555
Toll free: 1-800-663-9097

Management's Report to the Shareholders

The accompanying consolidated financial statements are the responsibility of management and the Board of Directors of the Company. The statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The financial and operating information presented in the annual report is consistent with that shown in the financial statements.

Management maintains appropriate systems of internal control which ensure transactions are appropriately authorized, assets are safeguarded and financial records are properly maintained.

External auditors appointed by the shareholders have conducted an examination of the corporate and accounting records and have provided an independent professional opinion. The Audit Committee of the Board of Directors has reviewed the consolidated financial statements with management and the external auditors and has reported to the Board of Directors. The Board has approved the financial statements.

Peter N. Bannister
President
April 4, 2002

Auditors' Report to the Shareholders

KPMG

We have audited the consolidated balance sheets of Impact Energy Inc. as at December 31, 2001 and 2000 and the consolidated statements of operations and retained earnings and cash flows for the year ending December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the year ending December 31, 2001 in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants
Calgary, Canada
April 4, 2002

IMPACT ENERGY INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2001 and 2000

	2001	2000
ASSETS		
Current assets:		
Cash	$ 13,744	$ 1
Accounts receivable	12,478,241	–
	12,491,985	1
Capital assets (note 4)	36,841,188	–
	$49,333,173	$ 1
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$20,008,485	$ –
Provision for future site restoration	168,008	–
Future income taxes (note 7)	3,278,000	–
	23,454,493	–
Shareholders' equity:		
Share capital (note 6)	25,210,271	1
Retained earnings	668,409	–
	25,878,680	1
Subsequent event (note 9)		
	$49,333,173	$ 1

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Director

Director

IMPACT ENERGY INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
Year ended December 31, 2001

	2001
REVENUE:	
Petroleum and natural gas sales	$ 4,610,957
Royalties	(924,841)
Other income	151,866
	3,837,982
EXPENSES:	
Operating	1,109,437
Administration	880,340
Interest	10,686
Depletion, depreciation and amortization	725,629
	2,726,092
Earnings before income and other taxes	1,111,890
Income and other taxes (note 7):	
Current	43,481
Future	400,000
	443,481
Net earnings for the year	668,409
Retained earnings, beginning of year	-
Retained earnings, end of year	$ 668,409
Net earnings per share:	
Basic	$ 0.02
Diluted	$ 0.02
Weighted average basic shares outstanding	40,573,617

See accompanying notes to consolidated financial statements.

IMPACT ENERGY INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Year ended December 31, 2001

		2001
CASH PROVIDED BY (USED IN):		
OPERATING:		
Net earnings for the year	$	668,409
Non-cash items:		
Depletion, depreciation and amortization		725,629
Future income taxes		400,000
Funds generated from operations		1,794,038
Changes in non-cash working capital items relating to operations		1,512,035
		3,306,073
FINANCING:		
Issuance of shares (net of issue costs)		14,801,600
INVESTING:		
Additions to capital assets		(24,492,420)
Changes in non-cash working capital items relating to investing		6,398,490
		(18,093,930)
Increase in cash		13,743
Cash, beginning of year		1
Cash, end of year	$	13,744
Funds generated from operations per share:		
Basic	$	0.04
Diluted	$	0.04

See accompanying notes to consolidated financial statements.

IMPACT ENERGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2001

NOTE 1 Basis of Presentation

The Corporation is incorporated under the laws of the Province of Alberta and changed its name to Impact Energy Inc. ("Impact" or the "Corporation"). At December 31, 2000, the sole shareholder of the Corporation was Startech Energy Inc. ("Startech"). The Corporation commenced active operations on January 31, 2001 upon completion of the Plan of Arrangement involving Startech, ARC Energy Trust and Impact. The Corporation acquired properties (see note 3) and all of the outstanding shares of a wholly owned subsidiary of Startech, Startech Energy Corp. As a result of this transaction, the former shareholders of Startech became the shareholders of Impact. Each shareholder received one common share of Impact for each Startech share prior to the Plan of Arrangement.

NOTE 2 Significant Accounting Policies

(a) Principles of consolidation:

This consolidated financial statement will include the accounts of Impact and its wholly owned subsidiaries.

(b) Capital assets:

The full cost method of accounting is being followed for petroleum and natural gas properties whereby all costs relating to the acquisition of, exploration for and development of petroleum and natural gas reserves are capitalized by cost centre, being Canada and the United States. Such costs include lease acquisitions, geological and geophysical activities, lease rentals on undeveloped properties, the drilling of productive and non-productive wells, and directly related overhead charges.

Total capitalized costs plus a provision for future development costs of proved undeveloped reserves related to the Canadian cost centre are depleted and depreciated using the unit-of-production method based on the Corporation's share of estimated gross proved oil and gas reserves as determined by independent engineers. For purposes of the depletion and depreciation calculation, proved oil and gas reserves are converted to a common unit of measure on the basis of their approximate relative energy content. The carrying value of unproved properties is excluded from the depletion calculation. Proceeds from the sale of petroleum and natural gas properties are applied against capitalized costs, with no gain or loss recognized except where the sale results in a significant change in the rate of depletion and depreciation.

In applying the full cost method of accounting, capitalized costs, including provision of necessary future development expenditures less depletion and depreciation, are restricted from exceeding an amount equal to the estimated undiscounted future net revenues from proved reserves, based on current prices and costs, less the aggregate estimated future removal and site restoration costs net of salvage values, general and administrative, financing and income tax costs derived from proved reserves, plus the lower of cost and estimated fair value of undeveloped properties (the ceiling amount). Should the capitalized costs exceed the ceiling amount, a write-down would be recorded except where the ceiling deficiency is related to significant acquisitions within the last 24 months and is not considered permanent.

The costs related to the United States cost centre from which there has been no commercial production are not subject to depletion until commercial production commences. The capitalized costs will be periodically assessed to determine whether it is likely that such costs will be recovered in the future. To the extent there are costs, which are unlikely to be recovered in the future, they are written off.

Substantially all of the Corporation's oil and gas related activities will be conducted jointly with others and, accordingly, these consolidated financial statements reflect only the Corporation's proportionate interest in such activities.

Depreciation of other assets will be based on estimated useful life and is calculated using the declining balance method at rates of 10% to 30%.

(c) Revenue recognition:

Revenues from the sale of crude oil, natural gas and natural gas liquids are recorded when title passes to an external party.

(d) Other income:

Other income represents amounts realized from the investment of short term cash balances in high rate commercial paper, which are accrued and earned over time.

(e) Abandonment costs:

Future site restoration and reclamation costs are amortized using the unit-of-production method. These costs are based on year-end estimates of the anticipated costs of site restoration.

(f) Financial instruments:

The Corporation periodically uses certain financial instruments to hedge its exposure to commodity price and foreign exchange fluctuations on a portion of its crude oil and natural gas sales. Gains and losses on these transactions are reported as adjustments to revenue when the related production is sold.

(g) Measurement uncertainty:

The amounts recorded for depletion, depreciation and amortization of capital assets and the provision for abandonment costs are based on estimates. The ceiling test calculation is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and may impact the consolidated financial statements of future periods.

(h) Per share amounts:

Basic per share amounts are calculated using the weighted average number of shares outstanding during the year. Weighted average number of shares is determined by relating the portion of time within the reporting period that common shares have been outstanding to the total time in that period. Diluted per share amounts are calculated based on the treasury-stock method, which assumes that any proceeds obtained on exercise of options would be used to purchase common shares at the average market price during the period. The weighted average number of shares outstanding is then adjusted by the net change.

(i) Income taxes:

The Corporation will use the liability method of tax allocation accounting. Temporary differences arising from the differences between the tax basis of an asset or liability and the carrying amount on the balance sheet are used to calculate future income tax assets or liabilities. Future income tax assets or liabilities are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

(j) Stock based compensation plans:

In accordance with the Company's stock option plan, common share options are granted to directors, officers and certain other employees. The Company does not recognize compensation expense on the issuance of common share options under this plan because the exercise price of the share options is equal to the market value of the common shares at the time the options are granted.

NOTE 3 Acquisition of Properties of Startech Energy Inc.

Effective January 31, 2001, the Corporation acquired petroleum and natural gas properties from Startech Energy Inc., a related party. The properties and the associated receivables, abandonment costs and future taxes have been recorded at carrying values, from the accounts of Startech, of $13,061,607, $380,281, $151,218 and $2,500,000 respectively.

NOTE 4 Capital Assets

2001	Cost	Accumulated Depletion and Depreciation	Net book value
Petroleum and natural gas properties:			
Canada	$37,268,486	$ 678,959	$36,589,527
United States	84,782	–	84,782
Office leaseholds and equipment	200,759	33,880	166,879
	$37,554,027	$ 712,839	$36,841,188
Capitalized administration charges during the period relating to exploration			**$ 669,357**
Unevaluated properties not subject to depletion			**$ 5,300,000**

At December 31, 2001, the estimated future abandonment costs to be accrued over the life of the remaining proved reserves are $975,000 of which $16,790 is included in depletion, depreciation and amortization in the current year.

NOTE 5 Credit Facility

The Corporation has a $20 million demand credit facility through a Canadian chartered bank to finance ongoing operations. Interest will be charged at the bank's prime rate plus a premium that is based on the Corporation's total debt to cash flow ratio. Security includes a general security agreement and a demand debenture, which grants a floating charge on all of the present and after-acquired property of the Corporation.

NOTE 6 Share Capital

(a) Authorized:

Unlimited number of common shares without nominal or par value

Unlimited number of preferred shares issuable in series

(b) Common shares issued:

	Number of shares	Amount
Balance, December 31, 2000	1	$ 1
Issued in exchange for P&NG properties	31,226,914	10,786,670
Common shares issued for cash	17,566,737	13,995,084
Flow through shares issued for cash	2,142,312	1,499,700
Common shares issued on exercise of options	6,667	4,000
Share cancelled	(1)	–
Tax effect of flow through shares	–	(675,000)
Share issue costs (net of future income tax benefit of $297,000)	–	(400,184)
Balance, December 31, 2001	50,942,630	$25,210,271

(c) Stock option plan:

The shareholders of the Corporation approved an employee stock option plan under which both employees and directors are eligible to receive grants. Under the terms of the stock option plan, options must be exercised within five years from the date of the granting of the option. The vesting period or periods within this five year period during which an option may be exercised by a participant shall be determined by the Board. Options granted during the year vest one third six months from the date of the grant and one third on each anniversary from the date of the grant.

	Number of options	Weighted-average exercise price
Stock options outstanding at December 31, 2000	–	$ –
Granted	3,676,000	0.82
Exercised	(6,667)	0.60
Cancelled	(113,333)	0.60
Stock options outstanding at December 31, 2001	3,556,000	$ 0.83
Exercisable at December 31, 2001	815,333	$ 0.60

Options Outstanding				Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.60 – $0.99	2,446,000	4.12	$0.60	815,333	$0.60
$1.00 – $1.36	1,110,000	4.77	$1.33	–	–
$0.60 – $1.36	3,556,000	4.33	$0.83	815,333	$0.60

(d) Shareholder Protection Rights Plan:

A Shareholder Protection Rights Plan (the "Rights Plan") was approved on January 25, 2001. The Rights Plan utilizes the mechanism of the Permitted Bid to ensure that a person seeking control of the Corporation (an "Acquiring Person") allows shareholders and the Board of Directors sufficient time to evaluate the bid. The purpose of the Permitted Bid (a bid which provides that shares tendered to the bid will not be taken up prior to 60 days following the date of the bid) is to encourage a potential bidder to avoid the dilutive features of the Rights Plan by making a Permitted Bid or by negotiating with the Directors the terms of an offer which is fair to all shareholders.

If a Take-Over Bid does not qualify as a Permitted Bid the Rights Plan provides that shareholders other than the Acquiring Person may purchase shares at a reduced price, thereby diluting the value of the Acquiring Person's shares..

The Rights Plan expires on termination of the Annual General Meeting in 2003, unless extended by the shareholders.

NOTE 7 Income and Other Taxes

The provision for income taxes in the consolidated statement of operations and retained earnings reflects an effective income tax rate which differs from combined Federal and Provincial tax rates. The main differences are summarized as follows:

Earnings before income taxes	$ 1,111,890
Corporate income tax rate	42.6%
Computed income tax provision	$ 473,665
Increase (decrease) resulting from:	
Non-deductible Crown payments	284,741
Resource allowance	(172,006)
Capital tax	43,481
Change in effective tax rates	(186,400)
	$ 443,481

The components of the net future income tax liability at December 31, 2001 is as follows:

Future income tax assets:	
Share issue costs	$ 237,600
Future site restoration	54,000
	$ 291,600
Future income tax liabilities:	
Property, plant and equipment	$ 3,569,600
Net future income tax liability	$ 3,278,000

Cash interest paid in 2001 was $10,686. Cash interest received in 2001 was $151,866. Cash taxes paid in 2001 were $nil.

NOTE 8 Risk Management

(a) Interest rate risk:

The Corporation is exposed to interest rate fluctuations on any outstanding bank indebtedness.

(b) Foreign currency exchange risk:

The Corporation is exposed to foreign currency fluctuations as crude oil and natural gas prices received are referenced to U.S. dollar denominated prices.

(c) Credit risk:

A substantial portion of the Corporation's accounts receivable are with customers and joint venture partners in the oil and gas industry and are subject to normal industry credit risks. Purchasers of the Corporation's natural gas, crude oil and natural gas liquids are subject to an internal credit review to minimize the risk of non-payment.

(d) Commodity risk:

The Corporation may use certain financial instruments to hedge its exposure to commodity price fluctuations on a portion of its crude oil and natural gas production. During the year ended December 31, 2001, no hedging transactions were done.

(e) Fair value of financial instruments:

The carrying amounts of financial instruments included in the balance sheet, other than the bank loan, approximate their fair value due to their short-term maturity.

NOTE 9 Subsequent Event

Subsequent to year end, the Corporation issued 6,250,000 special warrants of the Corporation for gross proceeds of $10,000,000. The special warrants are convertible into common shares at no additional consideration.

Management's Discussion and Analysis

Impact Energy Inc. ("Impact") resulted from the acquisition of Startech Energy Inc. ("Startech") by ARC Energy Trust pursuant to a plan of arrangement, whereby certain Startech exploration lands became the operating and undeveloped properties of Impact effective January 1, 2001. The plan of arrangement was completed effective January 31, 2001, and as such the operating revenue of Impact only includes operations from these properties effective February 1, 2001. The annual operating results, therefore, only include eleven months of operations from these properties.

Liquidity and Capital Resources

During 2001 the capital resources utilized to implement the Corporation's investment plan were sourced as follows:

Common share issuance	$25,210,270
Working capital	$7,516,501
Cash flow	$1,794,038

The Corporation issued 31,226,914 common shares for the exchange of properties from Startech, 17,566,737 common shares for cash and 2,142,312 flow through common shares for cash during the year. The primary use of the proceeds was to finance the capital expenditure program for the year. At the end of the year Impact had 50,942,630 common shares outstanding and 3,556,000 options outstanding at exercise prices ranging from $0.60 to $1.36.

The following chart summarizes Impact's capital structure as at December 31, 2001:

	Amount at cost
Common shares	$25,210,271
Retained earnings	668,409
Working capital deficit	7,516,500
Provision for future site restoration	168,008
Future income taxes	3,278,000
Total	**$36,841,188**

Impact common shares trade on the Toronto Stock Exchange under the symbol "IEY".

The Corporation had a working capital deficit of approximately $7.5 million and no debt at the end of the year, as the $10 million credit facility had not been drawn down. The high absolute levels of the current accounts results from a combination of operatorship and increased capital expenditure activity over the year end. Effective February 22, 2002, Impact's credit facility was increased to $20 million. All of the capital expenditures were funded from cash flow, working capital deficit and equity financing. Capital expenditures for the year ended December 31, 2001 including those attributed to the exchange from Startech were $37.6 million. Current capital expenditure plans for 2002 total $19 million, of which more than $16 million will be allocated to drilling and facility construction. These expenditures will be funded from the recently completed financing, increased cash flow, and debt.



The Company's achievements and milestones during the year were many.

Capital expenditures for the year are summarized below:

Land acquisition/maintenance	$1,088,258
Geological & geophysical	336,065
Exploration & development drilling	12,781,369
Production equipment	8,713,830
Capitalized overhead	669,357
Property acquisitions (net of dispositions)	13,764,389
Other	200,759
Total	**$37,554,027**

OPERATIONS

Crude oil and NGL production for the year ended December 31, 2001 was 70,843 Bbls or 212 Bopd. Natural gas production for the year was 532,629 Mcf or 1,595 Mcf/d. Revenue from petroleum and natural gas sales in the period was $4.61 million. Impact's average gas price was $4.30 per Mcf and the average crude oil and NGL price was $32.97 per barrel. Royalties totaled $924,841 for the year and as a percentage of revenue were 20.1%. The effect of ARTC on Impact's royalties is insignificant. Virtually all of the Corporation's gas is processed through plants where no capacity is owned resulting in relatively high third party processing fees. Operating expenses were $1,109,437 or $6.95 per Boe for the year. General and administrative expenses for the period were $880,340. In accordance with Impact's full cost accounting policy, $669,357 of expense was capitalized and $459,392 of expense was recovered from charges to operations during this period.

Due to the equity financings completed during the year, interest expense was limited to $10,686 and other income realized from the investment of short term cash balances totaled $151,866 for the year. The provision for depletion, depreciation and amortization was $725,629 or $4.55 per Boe for the year.

Accrued large corporation tax amounted to $43,481 for the year and the provision for future income tax was $400,000. As at December 31, 2001 the Corporation had tax pools of approximately $28.5 million. Net earnings for the period were $668,409 or $0.02 per share and cash flow was $1,794,038 or $0.04 per share. Impact's corporate operating netback in 2001 was $2,576,679 or $16.15 per Boe (6:1). A detailed calculation of Impact's netback per barrel of oil equivalent is summarized below.

	Oil $/Bbl	*Gas $/Mcf*	*$/Boe (6:1)*
Corporate average sale price	32.97	4.30	28.89
Royalties	(4.75)	(1.10)	(5.79)
Net after royalties	28.22	3.20	23.10
Operating expense	(9.09)	(0.87)	(6.95)
Net from field operations	19.13	2.33	16.15
Other income			0.95
Administration			(5.52)
Interest			(0.07)
Current other taxes			(0.27)
Funds generated from operations			11.24
Depletion, depreciation and amortization			(4.55)
Deferred income tax			(2.51)
Net earnings			4.18

The estimated impact of changes to certain commodity price, exchange rate, interest rate and production variables on Impact's 2002 cash flow are set forth below:

Variable	*Effect of change by*	*2002 Forecast*	*$*	*Cash flow sensitivity $/share basic*
Oil price	USD 1.00 Per Bbl	USD 22.00	160,000	0.003
Gas price	CAD 0.10 per Mcf	CAD 4.50	300,000	0.006
Exchange rate	CAD/USD 0.01	0.6400	250,000	0.005
Oil production	100 Bopd	370 Bopd	600,000	0.012
Gas production	1 MMcf/d	8.5 MMcf/d	1,060,000	0.021
Interest rate	1% in prime rate	6.00%	130,000	0.003

Business Risks and Uncertainties

Natural gas and crude oil exploration, development, production and marketing operations inherently have a number of business risks and uncertainties including the uncertainty of finding new reserves, the instability of commodity prices, operational risks, the cost of capital available to fund exploration and development programs, regulatory issues and taxation and the requirements of new environmental laws and regulations. The Company manages these risks by employing competent professional staff, following sound operating practices and utilizing cash flow from operations and prudent issuance of equity to fund a significant portion of capital expenditures so that debt does not become a burden.

The Company generates its exploration prospects internally. Extensive geological, geophysical, engineering and environmental analyses are performed before committing to the drilling of new prospects. These analyses are used to ensure a suitable balance between risk and reward.

The Corporation conducts its operations in a manner consistent with environmental regulations as stipulated in provincial and federal legislation. Impact is committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making increased expenditures of both a capital and expense nature as a result of the increasingly stringent laws relating to the protection of the environment.

Impact's operations are subject to the risks normally associated with the oil and gas industry including hazards such as unusual or unexpected geological formations, high reservoir pressures and other conditions involved in drilling and operating wells. The Company minimizes these risks using prudent safety programs and risk management, including insurance coverage against potential losses.

The oil and gas industry has been subject to considerable price volatility, over which companies have little control, and a material decline in the price of oil and/or natural gas could result in a significant decrease in the Corporation's future anticipated revenues. The oil and gas industry has inherent business risks and there is no assurance that products can continue to be produced at economical rates or that produced reserves will be replaced. Fluctuations in currency and exchange rates and changes in production volumes are daily risks in the oil and gas industry.

Impact uses first tier independent engineering experts when determining its reserve additions. By virtue of the relatively short production history on a large percentage of our projects, the reserves assigned and production forecasts related to these projects have been determined based on volumetric calculations and production test data and the ultimate performance and reserves are subject to variability. Due to the nature of the types of operations undertaken by the Company, such as exploring for deeper, high impact reservoirs in sensitive and/or remote areas, operational difficulties and/or drilling problems can add to projected costs.

Although the Corporation has no set policy, management of the Corporation will use financial instruments to reduce corporate risk in certain situations. The Corporation had no hedges or other financial instruments in place at any time during the year.

Impact Energy Inc.

INFORMATION CIRCULAR

FOR THE ANNUAL AND SPECIAL MEETING OF THE HOLDERS OF COMMON SHARES TO BE HELD ON MAY 23, 2002

THIS MANAGEMENT INFORMATION CIRCULAR (the "Circular") IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY OR ON BEHALF OF THE MANAGEMENT OF IMPACT ENERGY INC. (the "Corporation") for use at the Annual and Special Meeting of the holders of common shares of the Corporation (the "Shareholders") to be held at Bow Valley Conference Centre, Suite 300, 205 – 5th Avenue S.W., Calgary, Alberta on Thursday, May 23, 2002, at 9:00 o'clock, local time, in the morning and any adjournment or adjournments thereof (the "Meeting") for the purposes set forth in the accompanying Notice of Meeting. Information contained in this Circular is given as at April 1, 2002 unless otherwise stated.

SOLICITATION OF PROXIES

Solicitation of proxies by management will be primarily by mail, but may also be in person or by telephone. The cost of solicitation will be borne by the Corporation.

RECORD DATE

The Shareholders of record on April 18, 2002 are entitled to notice of, and to vote at, the Meeting.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are the Chairman and the President of the Corporation, respectively. **A SHAREHOLDER SUBMITTING A PROXY HAS THE RIGHT TO APPOINT A PERSON TO REPRESENT HIM OR HER AT THE MEETING OTHER THAN THE PERSON OR PERSONS DESIGNATED IN THE FORM OF PROXY FURNISHED BY THE CORPORATION. TO EXERCISE THIS RIGHT THE SHAREHOLDER SHOULD INSERT THE NAME OF THE DESIRED REPRESENTATIVE IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKE OUT THE OTHER NAMES OR SUBMIT ANOTHER APPROPRIATE PROXY.** In order to be effective, the proxy must be mailed so as to be deposited at the office of the Corporation's transfer agent, Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, on or before 4:00 p.m. (local time) on May 21, 2002. No instrument appointing a proxy shall be valid after the expiration of twelve (12) months from the date of its execution. The instrument appointing a proxy shall be in writing under the hand of the Shareholder or his attorney, or, if such Shareholder is a corporation, under its corporate seal, and executed by a director, officer or attorney thereof duly authorized.

A Shareholder who has submitted a proxy may revoke it by instrument in writing executed by the Shareholder or his attorney authorized in writing, or, if the Shareholder is a corporation, under its corporate seal and executed by a director, officer or attorney thereof duly authorized, and deposited either at the office of the Corporation's transfer agent, Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, at any time prior to 4:00 p.m. (local time) on the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting, and upon such deposit the previous proxy is revoked.

EXERCISE OF DISCRETION BY PROXIES

All common shares of the Corporation (the "Common Shares") represented at the Meeting by properly executed proxies will be voted, and where a choice with respect to any matter to be acted upon has been specified in the instrument of proxy the Common Shares represented by the proxy will be voted in accordance with such specification. **IN THE ABSENCE OF SUCH SPECIFICATION, SUCH COMMON SHARES WILL BE VOTED "FOR" ALL OF THE MATTERS SET FORTH IN THE CIRCULAR.** The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of printing of the Circular, management of the Corporation knows of no such amendment, variation or other matter.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of Common Shares without nominal or par value. As at April 1, 2002, there were 50,942,630 Common Shares issued and outstanding. Shareholders are entitled to one vote for each Common Share held by them.

The Corporation is also authorized to issue an unlimited number of Series 1 Preferred Shares without nominal or par value. As at April 1, 2002, there were no Series 1 Preferred Shares outstanding. Holders of Series 1 Preferred Shares are not entitled to vote at meetings of the shareholders of the Corporation.

Any registered Shareholder of the Corporation at the close of business on April 18, 2002 (the "Record Date") who either personally attends the Meeting or who completes and delivers a proxy will be entitled to vote or have his Common Shares voted at the Meeting. If, after the Record Date, a holder of record transfers his Common Shares and the transferee produces properly endorsed certificates evidencing such shares or otherwise establishes that he owns such shares and requests, at any time before the Meeting, that the transferee's name be included in the list of shareholders entitled to vote, such transferee shall be entitled to vote such shares at the Meeting. A person appointed under the form of proxy will be entitled to vote the Common Shares represented by that form only if it is effectively delivered in the manner set out under the heading "Appointment and Revocation of Proxies."

To the best of the knowledge of the directors and officers of the Corporation, no person beneficially owns, directly or indirectly, or exercises control or direction over securities carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation.

ADVICE TO BENEFICIAL HOLDERS OF SECURITIES

The information set forth in this section is of significant importance to many public Shareholders of the Corporation, as a substantial number of the public Shareholders of the Corporation do not hold their Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name (referred to in this Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases those shares will not be registered in the Beneficial Shareholder's name on the records of the Corporation. Such Common Shares will more likely be registered under the name of the Beneficial Shareholder's broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Corporation do not know for whose benefit the Common Shares registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered Shareholders. However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation ("IICC"). IICC typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to IICC. IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. **A Beneficial Shareholder receiving a proxy with an IICC sticker on it cannot use that proxy to vote Common Shares directly at the Meeting. The proxy must be returned to IICC well in advance of the Meeting in order to have the Common Shares voted.**

MATTERS TO BE ACTED UPON AT THE MEETING

The following are the matters to be acted upon at the Meeting (as itemized in the Notice of Meeting).

Item 1 – Fix the Number of Directors

It is proposed that the number of directors to be elected at the Meeting to hold office until the next annual meeting of the shareholders of the Corporation or until their successors are elected or appointed, subject to the Articles and By-laws of the Corporation, be set at six (6). There are presently six (6) directors of the Corporation, each of whom retire from office at the Meeting. It is proposed that the Board will consist of six (6) members until the next annual meeting of the shareholders of the Corporation or until their successors are elected or appointed, subject to the

118

Articles and By-laws of the Corporation. Unless otherwise directed, it is the intention of management to vote proxies in the accompanying form in favour of setting the number of directors to be elected at the Meeting at six (6).

Item 2 - Election of Directors

The following table provides the names and cities of residence of all persons proposed to be nominated for election as directors, the date on which each became a director of the Corporation, the present occupations of such persons and the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by each as at April 1, 2002. The persons nominated are, in the opinion of management, qualified to direct the activities of the Corporation until the next annual meeting of the shareholders of the Corporation and all nominees have indicated their willingness to stand for election. Each director elected will hold office until next annual meeting of the shareholders of the Corporation or until his successor is duly elected or appointed, unless his office be earlier vacated in accordance with the Corporation's Articles or By-Laws. The Corporation is required to have an Audit Committee. The members of the Audit Committee are noted below.

Nominees as Directors	Position Presently Held	Current Principal Occupation and Principal Occupation Since April 1, 1997	Director Since	Common Shares Beneficially Owned, Controlled or Directed As of April 1, 2002
Paul Colborne(2)(3) Calgary, Alberta	Chairman and Director	President and Chief Executive Officer of Crescent Point Energy Ltd., a junior oil and gas company. From 1993 to February, 2001, President and Chief Executive Officer of Startech Energy Inc.	December 6, 2000	724,466
Peter N. Bannister Calgary Alberta	President and Director	President of the Corporation. From January, 1998 to February, 2001, Vice President, Corporate Development of Startech Energy Inc. From 1993 to January 1998, Vice President Exploration and Development of Boomerang Resources Limited and Laurasia Resources, publicly traded oil and gas companies.	December 6, 2000	855,649
John Barford(1)(2)(3) Toronto, Ontario	Director	President of Valleydene Corporation Limited, a privately held investment holding company based in Toronto, Ontario.	December 20, 2000	1,339,537
John M. Clark(1)(2)(3) Toronto, Ontario	Director	President of Investments and Technical Management Corp., a private company that invests in public and private companies.	December 20, 2000	130,564

Nominees as Directors	Position Presently Held	Current Principal Occupation and Principal Occupation Since April 1, 1997	Director Since	Common Shares Beneficially Owned, Controlled or Directed As of April 1, 2002
Marshall R. Copithorne(1)(2) Calgary, Alberta	Director	President of C L Ranches Ltd., a private company carrying on ranching operations.	December 20, 2000	12,444
Kelvin B. Johnston Calgary, Alberta	Vice President, Exploration and Director	Vice-President of the Corporation. From 1993 to February, 2001, Vice-President, Exploration of Startech Energy Inc.	December 20, 2000	1,012,457

(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.
(3) Member of the Environment and Safety Committee.

It is the intention of the management designees, if named as proxy, to vote for the election of the above mentioned persons to the board of directors of the Corporation (the "Board of Directors" or the "Board") unless otherwise directed. Management does not contemplate that any of such nominees will be unable to serve as a director. However, if for any reason any of the proposed nominees does not stand for election or is unable to serve as such, the management designees, if named as proxy, reserve the right to vote for any other nominee in their sole discretion unless the Shareholder has specified in his proxy that his Common Shares are to be withheld from voting on the election of directors.

Item 3 - Appointment of Auditors

The management designees, if named as proxy, intend to vote for the appointment of KPMG LLP, Chartered Accountants, Calgary, Alberta, as the auditors of the Corporation to hold office until the next annual meeting of the Shareholders at a remuneration to be fixed by the Board of Directors. KPMG LLP have been the auditors of the Corporation since December 20, 2000.

Item 4 – Amendment to the Stock Option Plan of the Corporation

The Shareholders approved an incentive Common Share purchase plan of the Corporation (the "Stock Option Plan") on January 25, 2001. The purpose of the Stock Option Plan is to afford persons who provide services to the Corporation, whether as directors, officers, employees or consultants, an opportunity to obtain a proprietary interest in the Corporation by permitting them to purchase Common Shares and to aid in attracting, retaining and encouraging the continued involvement of such persons with the Corporation.

Under the Stock Option Plan, options to purchase Common Shares ("Options") may be issued to directors, officers, employees of, and consultants to, the Corporation in such numbers and with such vesting provisions as the Board may determine. The exercise price of Options shall be not less than the market price of the Common Shares, meaning the closing price of the Common Shares on the stock exchange on which the shares are listed and posted for trading at the time of the grant of the Option. If the Common Shares are not then listed and posted for trading on any stock exchange, the exercise price shall be determined by the Board in its sole discretion. The maximum term for Options is five years.

The Stock Option Plan provides that any Options shall terminate on the date the optionee ceases to be an employee, director or officer of, or consultant to, the Corporation provided that if such termination is as a result of death of the optionee, the optionee's personal representative shall have six months to exercise such Options and further provided that if the optionee has ceased to be an employee, director or officer of, or consultant to, the Corporation for any reason, other than for cause, the optionee shall have 30 days to exercise the Options.

The Stock Option Plan also provides that:

1) The aggregate number of Common Shares reserved for issuance pursuant to the exercise of Options granted to any one person may not exceed 5% of the issued and outstanding Common Shares;

2) the aggregate number of Common Shares reserved for issuance pursuant to the exercise of Options granted to insiders of the Corporation may not exceed 10% of the issued and outstanding Common Shares;

3) the issuance by the Corporation of Common Shares to insiders of the Corporation pursuant to the exercise of Options or any other share compensation arrangement within a one year period may not exceed 10% of the issued and outstanding Common Shares; and

4) the issuance by the Corporation of Common Shares to any one insider of the Corporation or their associates pursuant to the exercise of Options or any other share compensation arrangement within a one year period may not exceed 5% of the issued and outstanding Common Shares.

The Stock Option Plan provides that a maximum of 3,100,000 Common Shares are reserved for issuance upon the exercise of Options. A total of 6,667 Common Shares have been issued upon the exercise of Options. As a result, a balance of 3,093,333 Common Shares are currently reserved for issuance under the Stock Option Plan. No financial assistance is provided by the Corporation to optionees to exercise stock options granted under the Stock Option Plan.

As at April 1, 2002, there were 3,556,000 Options outstanding. Details of the grants of Options that have made by the Corporation to April 1, 2002 are set out in the table below. The table does not include 100,000 Options that were granted to Paul Colborne and subsequently surrendered by him upon his resignation as Chief Executive Officer of the Corporation. The grant of 462,667 of the 1,000,000 Options stated to be granted on October 15, 2001 is subject to the approval by the Shareholders and the Toronto Stock Exchange of the proposed amendment to the Stock Option Plan.

Date Options Granted	Shares Under Option	Exercise Price	Closing Price One Day Prior to Grant	Expiry Date	Market Value of Options[(1)]
February 14, 2001	2,436,000	$0.60	$0.60	February 14, 2006	$2,655,240
June 1, 2001	10,000	$0.85	$0.85	June 1, 2006	8,400
August 7, 2001	10,000	$1.09	$1.09	August 7, 2006	6,000
September 21, 2001	100,000	$1.06	$1.06	September 21, 2006	63,000
October 15, 2001	1,000,000	$1.36	$1.36	October 15, 2006	330,000
Total	3,556,000				$ 3,062,640

(1) Based on the difference between the closing price of $1.69 per Common Share on the TSE on April 1, 2002 and the exercise price of the Option multiplied by the number of Common Shares under the Option.

The Compensation Committee of the Board of Directors has determined that it is in the best interests of the Corporation to amend the Stock Option Plan to increase the maximum number of Common Shares reserved for issuance upon the exercise of Options to 5,090,000. Such an amendment must be approved by the Toronto Stock Exchange and by the Shareholders.

The Shareholders are being asked to consider, and if thought fit, to approve an increase in the number of Common Shares reserved for issuance upon the exercise of Options granted under the Stock Option Plan to 5,090,000.

> "BE IT RESOLVED AS AN ORDINARY RESOLUTION that the Stock Option Plan of the Corporation be amended to increase the maximum number of Common Shares reserved for issuance upon the exercise of Options granted thereunder to 5,090,000 and the same is hereby approved and authorized."

Item 5 – Other Business

The financial statements of the Corporation for 2001 will be put before the Shareholders at the Meeting. The officers will report on recent events of significance to the Corporation and on other matters of interest to the Shareholders. The directors and officers of the Corporation are not aware of any matters, other than those indicated above, which may submitted to the Meeting for action. However, if any other matters should properly be brought before the Meeting, the enclosed proxy confers discretionary authority to vote on such other matters according to the best judgment of the person holding the proxy at the Meeting.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

In February, 1995, the Toronto Stock Exchange Committee on Corporate Governance in Canada issued its final report (the "TSE Report") which included proposed guidelines for effective corporate governance. These guidelines, which are not mandatory, deal with the constitution of boards of directors and board committees, their functions, their independence from management and other means of addressing corporate governance practices. The Toronto Stock Exchange has, in accordance with the recommendation contained in the TSE Report, imposed a disclosure requirement on every listed company incorporated in Canada or a province of Canada to disclose on an annual basis its approach to corporate governance with reference to the guidelines set out in the TSE Report. The Board and senior management consider good corporate governance to be central to the effective and efficient operation of the Corporation. However, given the history and nature of the Corporation's development, not all of the recommendations contained in the TSE Report have been followed. Listed below are the 14 guidelines proposed by the TSE Report and a brief discussion of the Corporation's compliance with the guidelines.

1. *The Board should explicitly assume responsibility for stewardship of the Corporation, and specifically for adoption of a strategic planning process, identification of principal risks, succession planning and monitoring, communications policy and integrity of internal control and management information systems.*

   The Board is responsible for the overall stewardship of the Corporation, planning, directing, and dealing with issues which are pivotal to determining corporate strategy and direction. The Board considers management development and succession programs, strategic business developments such as significant acquisitions and financing proposals, including the issuance of shares and other securities, as well as those matters requiring Board approval by law.

2. *Majority of directors should be "unrelated" (free from conflicting interest).*

   The Board comprises six members, of whom four are independent and unrelated and two are senior management of the Corporation. As a result, a majority of the members of the Board are unrelated members.

3. *Disclose for each director whether he or she is related and how that conclusion was reached.*

   Mr. Bannister (President) and Mr. Johnston (Vice-President, Exploration) are the only related directors and who would also be considered inside directors.

4. *Appointment of a Committee responsible for appointment/assessment of directors.*

   The Board has no formal recruitment process with respect to nominees to the Board and, given the size of the Board, it has not yet formed a corporate governance committee. The responsibility for recruitment has been undertaken by management and is discussed informally with other Board members prior to being brought forward.

5. *Implement a process for assessing the effectiveness of the Board, its Committees and individual directors.*

   The Board continually evaluates the effectiveness of itself. Due to the size of the Board, a separate committee has not been organized to fulfill this function.

6. *Provide orientation and education programs for new directors.*

   The Corporation does not currently have any formal orientation and education programs for new directors as the Corporation's activities are not sufficiently complex to require such programs.

7. *Consider reducing the size of the Board with a view to improving effectiveness.*

   A board of directors must have enough directors to carry out its duties efficiently while presenting a diversity of views and experiences. The Board believes that its current size and composition of six members reflects diversity and promotes effectiveness and efficiency.

8. *Review the compensation of directors in light of risks and responsibilities.*
The Board, through its Compensation Committee, periodically reviews the adequacy and form of the compensation of directors.

9. *Committees should generally be composed of outside directors, a majority of whom are unrelated.*

The Board currently has an Audit Committee, Compensation Committee, and an Environment and Safety Committee, each of which is made up of solely of independent directors.

10. *Appoint a Committee responsible for approach to corporate governance issues.*

A separate corporate governance committee has not been established. The Board as a whole is responsible for continued development of the Corporation's approach to the Corporate Governance Guidelines.

11. *The Board should develop position descriptions for the Board and for the Chief Executive Officer and the Board should approve or develop corporate objectives which the Chief Executive Officer is responsible for meeting.*

The Corporation does not have a Chief Executive Officer, but it does have a President. To date, the Corporation has not developed position descriptions for the Board or the President. The Board currently sets the Corporation's annual objectives, which become the objectives against which the President's and executive officers' performance is measured.

12. *Establish procedures to enable the Board to function independently of management.*

With the Board consisting of both related directors and unrelated directors, the Board has not been able to function totally independently of executive management. However, in matters that require independence of the Board from management, only the unrelated Board members take part in the decision making and evaluation.

13. *Establish an Audit Committee with a specifically defined mandate (all members should be non-management directors).*

The Audit Committee is composed of three directors, each of whom are independent directors. The Audit Committee has direct communication channels with the external auditors.

14. *Implement a system to enable individual directors to engage outside advisors at the Corporation's expense.*

The Corporation has no formal policy which allows outside directors to engage outside advisors at the Corporation's expense.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

For the purposes of this Circular, the Executive Officers of the Corporation include individuals who held the position of Chief Executive Officer, President or Vice-President of a principal business unit during 2001 or who were officers who performed a policy making function with respect to the Corporation during 2001. The Corporation had six Executive Officers during 2001. The following table provides the names and positions of the Executive Officers. It also provides a summary of the compensation paid to them during 2001.

	Annual Compensation			Long-Term Compensation	
Name and Principal Position	**Salary ($)**	**Bonus ($)**	**Other Annual Compensation ($)(3)**	**Common Shares Under Options Granted (#)**	**All Other Compensation ($)**
Peter Bannister President	100,833(1)	Nil	Nil	350,000	Nil
Paul Infuso Vice President, Business Development	113,385(2)	Nil	Nil	350,000	Nil
Kelvin Johnston Vice Presdent, Exploration	100,833(1)	Nil	Nil	350,000	Nil
Murray Mason Vice President, Production	100,833(1)	Nil	Nil	350,000	Nil
Ned Studer Treasurer & Chief Financial Officer	100,833(1)	Nil	Nil	350,000	Nil
Paul Colborne Former Chief Executive Officer	56,270(4)	Nil	Nil	250,000(5)	Nil

Notes:

(1) All compensation figures refer to the time period from February 1, 2001 to December 31, 2001, as these Executive Officers commenced employment on February 1, 2001.

(2) Mr. Infuso commenced employment on December 20, 2000. The compensation figure reflects Mr. Infuso's role in starting the Corporation. For the period from December 20, 2000 to January 31, 2001 compensation was received in 2001. Therefore, this figure represents the period from December 20, 2000 to December 31, 2001.

(3) Perquisites and other personal benefits do not exceed the lesser of $50,000 and 10 percent of the total annual salary and bonus of each Executive Officer.

(4) Mr. Colborne's compensation figures refer to the time period from February 1, 2001 to July 31, 2001, as Mr. Colborne was employed as both the Chief Executive Officer and Chairman of the Board of Directors during that time. Mr. Colborne resigned as Chief Executive Officer as at July 31, 2001. He remained the Chairman of the Board of Directors.

(5) Mr. Colborne voluntarily surrendered 100,000 of these Options as at July 3, 2001.

Stock Options

During, 2001, 2,000,000 Options were granted to the Executive Officers. The following table provides information concerning the Options granted to Executive Officers.

Name	Common Shares Under Options Granted (#)	% of Total Options Granted to Employees in 2001[2]	Exercise or Base Price ($/Share)	Market Value of Common Shares Underlying Options on the Day Prior to the Date of the Grant ($/Share)	Expiration Date
Peter Bannister President	250,000 100,000	7.32% 2.9%	$0.60 $1.36	$0.60 $1.36	February 14, 2006 October 15, 2006
Paul Infuso Vice President, Business Development	250,000 100,000	7.32% 2.9%	$0.60 $1.36	$0.60 $1.36	February 14, 2006 October 15, 2006
Kelvin Johnston Vice Presdent, Exploration	250,000 100,000	7.32% 2.9%	$0.60 $1.36	$0.60 $1.36	February 14, 2006 October 15, 2006
Murray Mason Vice President, Production	250,000 100,000	7.32% 2.9%	$0.60 $1.36	$0.60 $1.36	February 14, 2006 October 15, 2006
Ned Studer Treasurer & Chief Financial Officer	250,000 100,000	7.32% 2.9%	$0.60 $1.36	$0.60 $1.36	February 14, 2006 October 15, 2006
Paul Colborne, Former Chief Executive Officer	250,000[1]	7.32%	$0.60	$0.60	February 14, 2006

Notes:

(1) Mr. Colborne voluntarily surrendered 100,000 of these Options as at July 3, 2001.

(2) Based on a total figure which excludes the 100,000 Options voluntarily surrendered by Mr. Colborne.

The Executive Officers did not exercise any Options during 2001. The following table provides information regarding the aggregate number of Options, exercisable and unexercisable, held by each of the Executive Officers as at December 31, 2001 and Option values as at December 31, 2001.

Name	Unexercised Options at December 31, 2001 (#) Exercisable/ Unexercisable	Value of Unexercised in-the-money Options as at December 31, 2001 ($) Exercisable/ Unexercisable(1)
Peter Bannister President	83,334/266,666	75,000/164,000
Paul Infuso Vice President, Business Development	83,334/266,666	75,000/164,000
Kelvin Johnston Vice Presdent, Exploration	83,334/266,666	75,000/164,000
Murray Mason Vice President, Production	83,334/266,666	75,000/164,000
Ned Studer Treasurer & Chief Financial Officer	83,334/266,666	75,000/164,000
Paul Colborne Former Chief Executive Officer	50,000/100,000	45,000/90,000

Note:

(1) Based on the difference between the closing price per Common Share of $1.50 on the TSE on December 31, 2001 and the exercise price of the stock option multiplied by the number of stock options.

Compensation Plans

The Corporation has no formal compensation, bonus, retirement, pension or retirement compensation plan in place for its employees.

Employment Contracts and Change of Control

The Corporation has employment contracts with each of the current Executive Officers. These contracts provide that if a change of control occurs in the Corporation and: (a) the employment of the Executive Officers is subsequently or contemporaneously terminated; (b) they do not continue to be employed by the Corporation at a level of responsibility or compensation consistent with their existing position, or (c) they elect to terminate their employment within 90 days of the date of the change of control, then they will be paid a severance payment and the right to exercise any unexercised and unvested Options held by them shall forthwith vest and become exercisable for a period of 30 days, following which such Options shall be deemed to expire. The amount of the severance payment is based on the Executive Officer's monthly salary. In each case the Executive Officer is entitled to a severance payment equal to twelve months salary and an additional allocation for benefits and past bonus amounts paid to such officer. The employment contracts provide for similar rights in the event of termination without just cause.

Compensation of Directors

The Corporation does not compensate directors on a per meeting basis. The directors are reimbursed for their expenses to attend each board and committee meeting. Each director participates in the Stock Option Plan. As at December 31, 2001, the Corporation had four directors who were not executive officers of the Corporation. Mr. Colborne was granted 250,000 Options at an exercise price of $0.60 and subsequently voluntarily surrendered 100,000 Options on July 3, 2001. During the period ended December 31, 2001, a total of 105,000 Options were granted to the remaining three directors at an exercise price of $0.60. No director exercised any Options during the period ended December 31, 2001.

Composition of the Compensation Committee

During 2001, the Compensation Committee of the Board of Directors consisted of Messrs. Barford, Clark, Colborne and Copithorne. Mr. Colborne was Chief Executive Officer of the Corporation from February 1, 2001 to July 31, 2001. The Compensation Committee was formed on August 31, 2001. Each of Messrs. Barford, Clark, Colborne and Copithorne are entitled to participate in the Stock Option Plan.

Report to the Shareholders on Executive Compensation

The Compensation Committee of the Board of Directors exercises general responsibility regarding overall employee and executive compensation. The Compensation Committee sets the annual salary, bonus and other benefits of the President and approves compensation for all other executive officers of the Corporation after considering the recommendations of the President.

As 2001 represented the first year that the Corporation carried on an active business, the compensation of the executive officers of the Corporation during 2001 was based on general industry standards for issuers of similar size, as determined by the Board of Directors and the Compensation Committee. Compensation was determined without reference to the performance of the Corporation or past compensation or incentives. Base salaries were set for each executive officer with a view to providing an immediate cash incentive to performance at a rate commensurate with the duties and experience of the officer. Options were granted to each of the executive officers under the Stock Option Plan in order to provide a long-term incentive towards achieving the Corporation's performance and growth objectives. No bonuses were granted in light of the fact that the Corporation's performance could not be measured against that of past years. The Compensation Committee views salary, long term-incentives and bonuses as being of equal importance in ensuring that the Corporation meets its overall objectives.

The Board of Directors of the Corporation did not modify or reject in any material way any action or recommendation made by the Compensation Committee in 2001.

Submitted by the Compensation Committee

Marshall R. Copithorne
John M. Clark
Paul Colborne
John Barford

Performance

The following graph compares the cumulative total shareholders' return from February 5, 2001 to December 31, 2001 of $100 invested in the Common Shares versus the TSE 300 Total Return Index. The Common Shares first traded on the Toronto Stock Exchange on February 5, 2001.



Cumulative Value of a $100 Investment
250
200
150
100
50
0
Dollar Amount
Common Shares
TSE 300
Period from Feb. 05, 2001 to Dec. 31, 2001

INDEBTEDNESS OF DIRECTORS AND OFFICERS

At no time since the beginning of 2001 did any director or officer, or any associate of any such director or officer, owe any indebtedness to the Corporation or owe any indebtedness to any other entity which is, or at any time has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation.

AVAILABILITY OF CERTAIN DOCUMENTS

Under National Policy 41, adopted by the Canadian Securities Administrators, a person or company who wishes to receive interim financial statements from the Corporation must deliver a written request for such material to the Corporation or the Corporation's agent, together with a signed statement that the person or company is the owner of securities (other than debt instruments) of the Corporation. Shareholders who wish to receive interim financial statements are encouraged to send the enclosed return card to the Corporation as directed. The Corporation will maintain a supplemental mailing list of persons and companies wishing to receive interim financial statements.

DIRECTORS' APPROVAL

The contents and the sending of this Circular have been approved by the directors.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

(signed) "Peter Bannister"

Peter N. Bannister
President

(signed) "Ned Studer"

Ned Studer
Chief Financial Officer

Calgary, Alberta
April 1, 2002

PROMOTERS

Peter Bannister and Paul Colborne may be considered to be the promoters of the Corporation as they took the initiative in founding and organizing the Corporation. Mr. Bannister is the President and a director of the Corporation. Mr. Colborne is a director of the Corporation. Mr. Bannister holds 855,649 Common Shares and 22,750 Special Warrants. Mr. Colborne holds 724,466 Common Shares. Including Common Shares issuable on exercise of the Special Warrants, Mr. Bannister and Mr. Colborne collectively hold approximately 2.8% of the outstanding Common Shares.

DIRECTORS AND OFFICERS

The AIF provides details concerning the directors and officers of Impact under the heading "Directors and Officers"). One of the directors of Impact, John Clark, is also a director and officer of Marketvision Direct, Inc. The Alberta Securities Commission issued a cease trade order against the securities of Marketvision Direct, Inc. on December 21, 2001 for failure to file annual financial statements for the year ended June 30, 2001 and interim financial statements for the quarter ended September 30, 2001. The Alberta Securities Commission revoked the cease trade order on February 1, 2002 after Marketvision Direct, Inc. filed the required financial statements.

RISK FACTORS

An investment in Impact should be considered highly speculative due to the nature of the Corporation's involvement in the exploration for, and the acquisition, development, production and marketing of, oil and natural gas reserves and its current stage of development. Oil and natural gas operations involve many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome. There is no assurance that further commercial quantities of oil and natural gas will be discovered or acquired by the Corporation.

Pursuant to the terms of the Roll-In Agreement, Impact assumed all liabilities, including environmental liabilities, relating to the Impact Properties. Although the Corporation is not aware of any material liabilities relating to the Impact Properties, it is possible that liabilities could exist that could have a material adverse effect on the Corporation.

Pursuant to the Roll-In Agreement, Impact acquired the Impact Properties from Startech without any representations and warranties. In addition, Impact has agreed to indemnify and save harmless ARC Energy Trust and ARC Resources Ltd. from all losses suffered as a result of any misrepresentation in the disclosure relating to Impact that is contained in the Information Circular of Startech dated December 20, 2000.

The petroleum industry is competitive in all its phases. Impact competes with numerous other participants in the search for, and the acquisition of oil and natural gas properties and in the marketing of oil and natural gas. Impact's competitors include oil companies which have greater financial resources, staff and facilities than those of Impact. Impact's ability to increase reserves in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for exploratory drilling. Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery.

The marketability of oil and natural gas acquired or discovered will be affected by numerous factors beyond the control of Impact. These factors include reservoir characteristics, market fluctuations, the proximity and capacity of oil and natural gas pipelines and processing equipment and government regulation. Oil and natural gas operations (exploration, production, pricing, marketing and transportation) are subject to extensive controls and regulations imposed by various levels of government which may be amended from time to time. See the information under the heading "Oil and Gas Operations - Industry Conditions" in the AIF.

Impact's oil and natural gas operations are subject to compliance with federal, provincial and local laws and regulations controlling the discharge of materials into the environment or otherwise relating to the protection of the environment. Although the Corporation believes that it is in material compliance with current applicable environmental regulations, changes to such regulations may have a material adverse effect on the Corporation. See the information under the heading "Oil and Gas Operations - Industry Conditions - Environmental Regulation" in the AIF.

Both oil and natural gas prices are unstable and are subject to fluctuation. Any material decline in prices could result in a reduction of Impact's net production revenue. The economics of producing from some wells may change as a result of lower prices, which could result in a reduction in these volumes of Impact's reserves. Impact might also elect not to produce from certain wells at lower prices. All of these factors could result in a material decrease in Impact's net production revenue causing a reduction in its oil and gas acquisition and development activities. In addition, bank borrowings available to the Corporation are in part determined by the borrowing base of the Corporation. A sustained material decline in prices from historical average prices could further reduce the Corporation's borrowing base, therefore reducing the bank credit available to the Corporation and could require that a portion of the Corporation's bank debt be repaid.

The Corporation uses the full cost method of accounting for oil and gas properties. Under this accounting method, capitalized costs are reviewed for impairment to ensure that the carrying amount of these costs is recoverable based on expected future cash flows. To the extent that such capitalized costs (net of accumulated depreciation and depletion) less future taxes exceed the present value of estimated future net cash flows from the Corporation's proved oil and natural gas reserves, those excess costs would be charged to operations.

From time to time, the Corporation may enter into agreements to fix the exchange rate of Canadian to United States dollars in order to offset the risk of revenue losses if the Canadian dollar increases in value compared to the United States dollar. If the Canadian dollar declines in value compared to the United States dollar, the Corporation will not benefit from the fluctuating exchange rate.

Oil and natural gas exploration operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fire, explosion, blowouts, cratering and oil spills, each of which could result in substantial damage to oil and natural gas wells, production facilities, other property and the environment or in personal injury. In accordance with industry practice, the Corporation is not fully insured against all of these risks, nor are all such risks insurable. Although Impact maintains liability insurance in an amount which it considers adequate and consistent with industry practice, the nature of these risks is such that liabilities could exceed policy limits, in which event Impact could incur significant costs that could have a material adverse effect upon its financial condition. Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including premature decline of reservoirs and the invasion of water into producing formations.

Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted. Demand for such limited equipment or access restrictions may affect the availability of such equipment to the Corporation and may delay exploration and development activities. To the extent Impact is not the operator of its oil and gas properties, Impact will be dependent on such operators for the timing of activities related to such properties and will be largely unable to direct or control the activities of the operators.

Although title reviews will be done according to industry standards prior to the purchase of most oil and natural gas producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect of the chain of title will not arise to defeat the claim of Impact which could result in a reduction of the revenue received by Impact.

There are numerous uncertainties inherent in estimating quantities of reserves and cash flows to be derived therefrom, including many factors that are beyond the control of the Corporation. The reserve and cash flow information set forth in the AIF and incorporated by reference into this short form prospectus represent estimates only. The reserves and estimated future net cash flow from the Corporation's properties have been independently evaluated effective January 1, 2002 by Gilbert. These evaluations include a number of assumptions relating to factors such as initial production rates, production decline rates, ultimate recovery of reserves, timing and amount of capital expenditures, marketability of production, future prices of oil and natural gas, operating costs and royalties and other government levies that may be imposed over the producing life of the reserves. These assumptions were based on price forecasts in use at the date the relevant evaluations were prepared and many of these assumptions are subject to change and are beyond the control of the Corporation. Actual production and cash flows derived therefrom will vary from these evaluations, and such variations could be material. The foregoing evaluations are based in part on the assumed success of exploitation activities intended to be undertaken in future years. The reserves and estimated cash flows to be derived therefrom contained in such evaluations will be reduced to the extent that such exploitation activities do not achieve the level of success assumed in the evaluations.

From time to time the Corporation may enter into transactions to acquire assets or shares of other corporations. These transactions may be financed partially or wholly in debt, which may increase the Corporation's debt levels above industry standards. Depending on future exploitation and development plans, the Corporation may require additional equity and/or debt financing which may not be available or, if available, may not be available on favourable terms.

Certain directors of Impact are also directors of other oil and gas companies and, as such, may, in certain circumstances, have a conflict of interest requiring them to abstain from certain decisions. Conflicts, if any, will be subject to the procedures and remedies of the ABCA.

Impact's success depends in large measure on certain key personnel including Peter Bannister, Kelvin Johnston, Murray Mason, Ned Studer and Paul Infuso. The loss of the services of such key personnel could have a material adverse effect on Impact. Impact does not have key person insurance in effect for management. The contributions of these individuals to the immediate operations of the Corporation are likely to be of central importance. In addition, the competition for qualified personnel in the oil and natural gas industry is intense and there can be no assurance that Impact will be able to continue to attract and retain all personnel necessary for the development and operation of its business. Investors must rely upon the ability, expertise, judgement, discretion, integrity and good faith of the management of the Corporation.

LEGAL MATTERS

Legal matters in connection with the distribution of the Qualified Shares issuable on the exercise or deemed exercise of the Special Warrants will be passed upon on behalf of the Corporation by Heenan Blaikie LLP of Calgary, Alberta and on behalf of the Underwriters by Burnet, Duckworth & Palmer LLP of Calgary, Alberta.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of the Corporation are KPMG LLP, Chartered Accountants, 1200, 205 – 5th Avenue S.W., Calgary, Alberta, T2P 4B9. Computershare Trust Company of Canada, at its principal offices in Calgary, Alberta and Toronto, Ontario is the registrar and transfer agent for the Common Shares of the Corporation.

INTERESTS OF EXPERTS

Gilbert and the employees of Gilbert who participated in the creation of the Gilbert Report, as defined in the AIF, do not beneficially own, directly or indirectly, any securities of Impact.

AUDITORS' REPORT

To the Board of Directors of Impact Energy Inc.

At the request of Impact Energy Inc. (the "Corporation") we have audited the Schedule of Revenue and Operating Expenses associated with certain properties transferred from Startech Energy Inc. for the years ended December 31, 2000, 1999 and 1998. This financial information is the responsibility of the Corporation's management. Our responsibility is to express an opinion on this financial information based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial information.

In our opinion, this financial information presents fairly, in all material respects, the revenue and expenses for the properties for the years ended December 31, 2000, 1999 and 1998 in accordance with the basis of accounting disclosed in note 1.

(signed) *"KPMG LLP"*

Chartered Accountants

Calgary, Canada
November 21, 2001

IMPACT ENERGY INC.

Schedule of Revenues and Operating Expenses

	Years ended December 31,		
	2000	1999	1998
Petroleum and natural gas sales	$ 4,139,260	$ 2,314,143	$ 1,697,419
Royalties	(562,783)	(364,355)	(208,343)
	3,576,477	1,949,788	1,489,076
Operating costs	686,082	557,669	754,793
Net operating revenue	$ 2,890,395	$ 1,392,119	$ 734,283

See accompanying notes to schedule of revenues and operating expenses.

IMPACT ENERGY INC.

Notes to Schedule of Revenues and Operating Expenses

Years ended December 31, 2000, 1999 and 1998

1. Basis of presentation:

This Schedule has been prepared by Impact Energy Inc. (the "Corporation") and includes only those revenues and expenses related to the properties transferred to Impact Energy Inc. (the "Corporation") from Startech Energy Inc.

The Schedule includes only amounts applicable to the working interest of the Corporation in the acquired properties.

The Schedule includes only those revenues and expenses directly related to the properties and does not include any provision for the depletion, depreciation, site restoration, future capital costs, impairment of unevaluated properties, corporate general and administrative costs, capital and income taxes.

2. Significant accounting policies:

The Schedule of Revenues and Operating Expenses ("Schedule") has been prepared in accordance with Canadian generally accepted accounting principles as follows:

(a) Revenue and royalties:

Oil and natural gas sales and royalties are recognized as the oil and natural gas are produced. Revenues are recorded at the sales amount net of the related transportation costs.

(b) Operating expenses:

Operating costs include amounts incurred during lifting oil and natural gas to the surface, gathering, transportation, field processing, treating and storage of oil and natural gas.

PRESS RELEASE

June 3, 2002
Calgary, Alberta

Impact Energy Inc.   Encounter Energy Inc.

IMPACT ENERGY AND ENCOUNTER ENERGY ENTER INTO ACQUISITION AGREEMENT

Impact Energy Inc. ("Impact") – TSE ("IEY"), and Encounter Energy Inc. ("Encounter) – TSE ("ENC") jointly announced today that they have entered into an acquisition agreement allowing for a business combination ("Combination") whereby Impact will acquire, by way of take-over bid, all of the issued and outstanding shares of Encounter on the basis of 0.78 common shares of Impact for each common share of Encounter (the "Offer").

The Combination has the unanimous support of the Board of Directors of both Impact and Encounter and the Board of Directors of Encounter has unanimously agreed to recommend acceptance of the Offer. Certain shareholders, including the management and directors of Encounter holding more than 40% of the issued and outstanding common shares of Encounter have irrevocably agreed to tender to the Offer. The Agreement also provides that Encounter shall not, directly or indirectly, solicit or initiate any inquiries, discussions or negotiations with any third party with respect to any take-over proposal. Encounter has provided Impact the opportunity to match any competing offer and has agreed to pay Impact a non-completion fee in the amount of $500,000 under certain circumstances.

The value of the Offer for Encounter based on the closing share prices of Impact and Encounter on May 31, 2002 is approximately $23 million. The purchase price includes assumption of positive working capital estimated to be approximately $10 million. Encounter's current production is approximately 250 barrels of oil equivalent ("BOE") per day on a 6:1 basis including 1.0 mmcf/d of natural gas and 80 bbls/d of oil and natural gas liquids. Recent approval by the Alberta Energy and Utilities Board (EUB) for gas oil ratio (GOR) penalty relief on Encounter's Gold Creek property will result in an increase of approximately 120 boe/d net once the solution gas tie-in project is completed.

Encounter's principal properties and a highly prospective undeveloped land base of approximately 39,000 net acres are primarily focused in Impact's West Peace River Arch/N.E. British Columbia core growth project area.

In addition to the excellent property fit in one of Impact's growth areas, the Combination brings a complementary prospect inventory as well as increased financial flexibility through Encounter's cash position allowing for expansion of activity on the merged entities significant natural gas opportunity base.

Impact has identified a number of natural gas drilling locations on the Encounter lands including deeper high impact structural prospects consistent with Impact's business plan.

FirstEnergy Capital Corp. acted as financial advisor to Impact and Griffiths McBurney & Partners acted as financial advisor to Encounter and will provide an opinion that the Offer is fair, from a financial point of view, to the holders of common shares of Encounter.

The Offer will be open for thirty-five (35) days unless extended by Impact, and is conditional upon, among other conditions, receipt of all necessary regulatory approvals and the 66 % minimum bid condition being met. Impact anticipates mailing the Offer on or before June 14, 2002.

Impact will issue approximately 14.35 million common shares pursuant to the Combination. After the acquisition of all the outstanding Encounter shares, Impact will have approximately 71.6 million common shares outstanding.

Impact Energy Inc. is a "full-cycle" natural gas exploration company uniquely positioned with a number of "high impact" opportunities on its large undeveloped land base. Coincident with the large reserve potential associated with these prospects is the deeper drilling depths of its targets. The "high impact" nature of these prospects and the Company's size present a unique risk/reward profile.

For further information:

Peter Bannister, President
Impact Energy Inc.
(403) 514-0030

John Carruthers, Chairman & C.E.O.
Encounter Energy Inc.
(403) 261-7175

FORWARD LOOKING STATEMENTS

This press release may contain forward-looking statements including expectations of future production, cash flow and earnings. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to: the risks associated with the oil and gas industry (e.g., operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety and environmental risks), commodity price, price and exchange rate fluctuation and uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures. Additional information on these and other factors that could affect Impact's operations or financial results are included in Impact's reports on file with Canadian securities regulatory authorities.

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